SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2003

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 — 00144 Rome, Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]	Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes [ ]	No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _________)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Fabrizio Cosco Name: Fabrizio Cosco Title: Company Secretary

Date: April 4, 2003

Press Release dated March 27, 2003

Annual Report at December 31, 2002

Notice of Shareholders’ Meeting

Report on the proposals of the Board of Directors on the items in the Shareholders’ Meeting Agenda

PRESS RELEASE

Eni

•	2002 Consolidated financial statements: net income of euro 4.6 billion and dividend of euro 0.75 per share confirmed

•	Board of Directors requests the Shareholders’ Meeting to authorize the use of up to 6.5 million own shares in the 2003-2005 period for the stock grant plans

•	Share buyback continues

2002 Consolidated financial statements and dividend

The Board of Directors approved today Eni’s 2002 consolidated financial statements reporting a net income of euro 4,593 million, in line with preliminary results reported.

As announced on February 27, 2003, in consideration of own shares held, the Board of Directors resolved to propose to the General Shareholders’ Meeting convened on May 28 and 30, 2003, on first and second call respectively, to pay a dividend of euro 0.75 per share. Pay-out therefore amounts to 62%. Dividend, which attributes to shareholders a 56.25% tax credit on the full amount of the dividend, will be paid out starting from June 26, 2003; the ex-dividend date is June 23, 2003.

The Board of Directors approved also Eni SpA 2002 draft financial statements, which report net income of euro 3,880 million, increasing by euro 1,630 million over 2001 (2002 financial statements include the effects of the merger with Snam SpA, AgipPetroli SpA and Somicem SpA).

Eni’s consolidated financial statements and Eni SpA’s draft financial statements will be examined by the Board of Statutory Auditors and external auditors.

Authorization to use a maximum of 6.5 million own shares in the 2003-2005 period for the stock grant plan

In order to provide an incentive to Eni managers, the Board of Directors resolved to request to the General Shareholders’ Meeting the authorization to use up to a maximum of 6.5 million own shares in the 2003-2005 period to offer for no consideration to Eni top managers1 who achieved individual and corporate preset objectives. Assignment will take place within the month following the end of the third year from the granting by Eni to assignees.

Share buy-back program

(1)	Excluding those of listed subsidiaries with their own stock grant plans.

Eni’s Board of Directors will propose to the Shareholders’ Meeting to continue the purchase of own shares2 for 18 months.

******

Key financial data are enclosed with this press release.

San Donato Milanese, March 27, 2003

This press release is available on Eni’s web site at www.eni.it

Eni 2002 Annual Report will be available at Eni’s web site tomorrow within 12:00 a.m. CET.

(2)	As of March 26, 2003 a total of 221.9 million shares, corresponding to approximately 5.5% of share capital. The total purchase cost amounted to euro 3,052 million, with an average cost of euro 13.75 per share.

Annual Report
2002

Mission

Eni is one of the most important integrated energy companies in the world operating in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. In these businesses it has a strong edge and leading international market positions.

Eni’s objective is to create new value for meeting its shareholders expectations through the continuous improvement of cost efficiency and the quality of its products and services and through care for the needs of its employees in the direction of sustainable growth.

To achieve this objective Eni relies on the managerial and technical capabilities as well as the continuous development of its workforce, and on an increasingly lean and entrepreneurial organization.

Eni operates in the following 70 countries

EUROPE
Austria, Belgium, Croatia, Cyprus, Czech Republic, Denmark, France, Germany, Greece, Hungary, Ireland, Italy, Malta, Netherlands, Norway, Poland, Portugal, Romania, Slovenia, Slovakia, Spain, Switzerland, Turkey, United Kingdom

CIS
Azerbaijan, Kazakhstan, Russia, Turkmenistan

MIDDLE EAST
Iran, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates, Yemen

CENTRAL ASIA
India, Pakistan

SOUTH EAST ASIA AND OCEANIA
Australia, China, Indonesia, Malaysia, Papua-New Guinea, Singapore, Taiwan, Thailand, Vietnam

AMERICAS
Argentina, Brazil, Canada, Colombia, Ecuador, Guyana, Peru, Trinidad & Tobago, United States, Venezuela

AFRICA
Algeria, Angola, Congo, Egypt, Eritrea, Gabon, Guinea Bissau, Libya, Mauritania, Morocco, Nigeria, Senegal, Somalia, Tunisia

Report of the Directors
Profile of the Year
Letter to our Shareholders Operating Review
Exploration & Production
Gas & Power
Refining & Marketing
Petrochemicals
Oilfield Services and Engineering Corporate governance and responsibility
Introduction
Synthetic presentation of results obtained
Corporate governance
Development of human resources and working standards
Sustainable development
Research and development
Financial Review
Other Information
Glossary
Report of Independent Auditors
Consolidated Financial Statements
Balance Sheets
Statements of Income
Statements of Cash Flows
Statements of Changes in Shareholders’ Equity
Notes to the Consolidated Financial Statements

Contents

Report of the Directors	4	Profile of the Year
	8	Letter to our Shareholders Operating Review
	16	Exploration & Production
	25	Gas & Power
	34	Refining & Marketing
	40	Petrochemicals
	43	Oilfield Services and Engineering Corporate governance and responsibility
	48	Introduction
	49	Synthetic presentation of results obtained
	51	Corporate governance
	58	Development of human resources and working standards
	61	Sustainable development
	67	Research and development
	69	Financial Review
	81	Other Information
	86	Glossary

Report of Independent Auditors	89

Consolidated Financial Statements	90	Balance Sheets
	91	Statements of Income
	92	Statements of Cash Flows
	95	Statements of Changes in Shareholders’ Equity
	96	Notes to the Consolidated Financial Statements

This Annual Report includes the report of Eni’s Board of Directors to shareholders and Eni’s consolidated financial statements for the year ended December 31, 2002, which have been presented in a format generally used internationally. Eni’s Annual Report for the year ended December 31, 2002 prepared in accordance with Law No. 127 of April 9, 1991, will be submitted for approval at the General Meeting on May 28 and 30, 2003.

March 27, 2003

Profile of the Year	2002 results

The transformation of Eni’s organizational structure was completed

Hydrocarbon production in 2002 and future growth targets

Purchase of Fortum Petroleum

The most important oil discovery in the past thirty years: the Kashagan field in Kazakhstan

Eni’s international expansion strategy in natural gas through the GVS and Unión Fenosa Gas deals

Eni’s public purchase offering on Italgas

Eni’s program for the expansion of power generation capacity

Eni reported a net income for year 2002 amounting to euro 4,593 million, an 11% decrease over 2001 in comparable terms. Capital expenditure (euro 8 billion) increased by euro 1.5 billion over 2001 (up 22%) and concerned for 93% the Exploration & Production, Gas & Power and Refining & Marketing divisions. Self-help measures generated savings for euro 500 million bringing total savings achieved in the 1999-2002 period to euro 1.7 billion

With the merger of Snam and AgipPetroli the transformation of Eni’s organizational structure, started in 1997 with the merger of Agip, was completed. Now Eni is an operating company with direct governance of its three main businesses: Exploration & Production, Gas & Power and Refining & Marketing

In 2002 daily hydrocarbon production reached the record level of 1,472,000 boe with a 7.5% increase over 2001, due to increases in consolidated areas and start-ups of relevant fields. In the fourth quarter of 2002 daily production was 1,527,000 boe reaching the 1.5 million boe target set for 2003 one year in advance. Eni intends to maintain a strong production growth in the near future leveraging on internal development and targeting over 1.8 million boe/day in 2006 (an yearly average increase of approximately 6%). Eni’s proved reserved reached over 7 billion boe

The purchase of the Norwegian company Fortum Petroleum completed in March 2003, with a daily production of 39,000 boe in 2002 and proved and probable reserves of 202 million boe, is part of Eni’s strategy of development of upstream activities through a strengthening in key areas and an increase in interests in assets partially held in order to create operating synergies. This purchase allows an approximately 40% increase in Eni’s hydrocarbon production in Norway in 2003

The importance of the Kashagan oil field discovery (Eni is single operator with a 16.67% interest) in the Kazakh offshore of the Caspian Sea was confirmed by the appraisal activities performed and underway in the area. The field’s recoverable reserves, calculated according to the most recent estimates in 7-9 billion barrels, reach 13 billion by employing gas reinjection techniques and make Kashagan the most relevant oil the discovery in the past thirty years

Within its strategy of international expansion in natural gas activities, in joint venture with the German electricity company EnBW, Eni purchased GVS, one of the major regional operators in natural gas distribution in Germany with sales of approximately 7 billion cubic meters of gas per year; with this operation Eni enters a large natural gas market. Eni also defined the purchase of a 50% interest in Spanish natural gas company Unión Fenosa Gas, which is developing its activity in natural gas in Spain and internationally. With this transaction Eni strengthens its presence in the Spanish natural gas market which shows significant growth prospects. These two deals will allow Eni to strenghten its European leadership

The public purchase offering on approximately 56% of the share capital of Eni’s subsidiary Italgas at the unit price of euro 13 per share is part of Eni’s strategy of rationalization and development of its natural gas activities also at international level. The public offering was successfully closed on January 27, 2003; Eni now owns 98.285% of Italgas share capital and is squeezing out the remaining shares outstanding

Within its program of development of electricity generation capacity at Eni’s industrial sites, work started for the construction of a new combined cycle power plant at Ferrera Erbognone (Pavia) with a capacity of 1,030 megawatts and for the upgrade of the Ravenna power plant with the installation of two new combined cycle groups for a total capacity of 780 megawatts

Eni’s program for the reorganization and streamlining of its downstream oil segment: the reorganization of the Priolo refinery, purchases/sales of service stations

Purchase of Bouygues Offshore

Selected consolidated financial data

		1998	1999	2000	2001 (1)	2002

		(million €)
Net sales from operations		28,341	31,008	47,938	49,272	47,922
Operating income		3,810	5,480	10,772	10,313	8,502
Net income		2,328	2,857	5,771	7,751	4,593
Net income before non-recurring items (2)		2,870	3,047	5,804	5,757	5,122
Net cash provided by operating activities		6,864	8,248	10,583	8,084	10,578
Capital expenditure		5,152	5,483	5,431	6,606	8,048
Financial investments		413	114	4,384	4,664	1,366
Shareholders’ equity including minority interest		17,390	19,749	24,073	29,189	28,351
Net borrowings		7,070	6,267	7,742	10,104	11,141
Net capital employed		24,460	26,016	31,815	39,293	39,492
Net income per share	(euro per share)	0.58	0.71	1.44	1.98	1.20
Dividend	(euro per share)	0.155	0.181	0.424	0.750	0.750
Dividends paid (3)		1,239	1,446	1,664	2,876	2,830
Pay-out	(%)	53.2	50.6	28.8	37.0	62.0
Return On Average Capital Employed (ROACE)	(%)	10.7	12.5	21.5	23.9	13.7
Debt to equity ratio		0.41	0.32	0.32	0.35	0.39

(1)	Effective from January 1, 2002, Polimeri Europa Srl is consolidated line by line; previously it was accounted for by the equity method in view of its sale. In order to make a homogeneous comparison possible, Eni’s reclassified income statement for 2001, reclassified balance sheet and statement cash flows as of December 31, 2001 assume full consolidation of Polimeri Europa Srl from January 1, 2001.

(2)	2002 data was adjusted also for the euro 199 million minority share in profits earned by Snam Rete Gas in the first half of 2002 (Snam Rete Gas started operations on July 1, 2001).

(3)	Per fiscal year. 2002 data are estimated.

Forward-looking statements
 Certain disclosures contained in Eni’s financial statements are forward-looking statements. By their nature forward-looking statements involve risk and uncertainty. The factors described herein could cause actual results of operations and developments to differ materially from those expressed or implied by such forward-looking statements.

Eni continued its program for repositioning its downstream oil activities: in 2002 Eni completed the new set up of the Priolo refining pole, with this operation Eni targets a 7.5 million tonnes reduction in its own processing by 2006. Further Eni defined agreements, presently in the finalization phase, for the purchase of 313 service stations in selected areas in Europe (Spain, Germany, France), where it intends to expand its presence by leveraging on operating synergies and on its well known brand name, and for the sale of 330 service stations in Italy (adding up to the 246 service stations sold in 2002).

Saipem’s purchase of Bouygues Offshore creates a new world leader in oilfield services. The combination of Saipem’s recognised construction capabilities supported by technologically advanced vessels, and Bouygues Offshore’s world-class engineering capabilities allows to strengthen Saipem’s competitive position in the segment of large EPIC projects for the development of hydrocarbon offshore fields.

Selected operating data

		1998	1999	2000	2001	2002

Exploration & Production
Proved reserves of hydrocarbons	(million boe)	5,255	5,534	6,008	6,929	7,030
Average reserve life index	(years)	13.4	14.0	14.0	13.7	13.2
Daily production of hydrocarbons	(thousand boe)	1,038	1,064	1,187	1,369	1,472

Gas & Power
Sales of natural gas in primary distribution in Italy	(billion cubic meters)	55.64	60.19	59.92	58.89	52.56
Sales of natural gas in primary distribution in Europe	(billion cubic meters)	0.05	0.05	1.33	3.07	8.20
Sales of natural gas in secondary distribution outside Italy	(billion cubic meters)	2.73	2.67	3.48	3.91	3.79
Natural gas transported on behalf of third parties in Italy	(billion cubic meters)	6.07	6.90	9.45	11.41	19.11
Electricity sales	(gigawatthour)			4,766	4,987	5,004

Refining & Marketing
Refined products available from processing	(million tonnes)	40.10	38.31	38.89	37.78	35.55
Standard capacity of wholly-owned refineries	(thousand barrels/day)	664	664	664	664	504
Utilization rate of standard capacity of wholly owned refineries	( %)	103	96	99	97	99
Sales of refined products	(million tonnes)	54.19	51.85	53.46	53.24	52.02
Service stations	(units)	12,984	12,489	12,085	11,707	10,762
Average throughput per service station	(thousand liters per year)	1,512	1,543	1,555	1,621	1,674

Petrochemicals
Production (1)	(thousand tonnes)	8,294	8,298	8,532	9,609	9,575
Sales (1)	(thousand tonnes)	5,537	5,622	5,616	6,113	6,307

Oilfield Services and Engineering
Orders acquired	(million euro)	3,242	2,588	4,726	3,716	7,852
Order backlog	(million euro)	4,931	4,438	6,638	6,937	10,065

Employees	(units)	78,906	72,023	69,969	72,405	80,655

(1)	2001 data assume full consolidation of Polimeri Europa Srl from January 1, 2001.

Key market indicators

			1998	1999	2000	2001	2002

Average price of Brent dated crude oil (1)			12.74	17.87	28.39	24.46	24.98
Average European refining margin (2)			1.99	1.21	3.99	1.97	0.80
Average euro/USD exchange rate (3)			1.115	1.067	0.924	0.896	0.946
EURIBOR — three-month euro rate (4)	(	%)	5.0	3.0	4.4	4.3	3.3

(1)	In US dollars per barrel. Source: Platt’s Oilgram.

(2)	In US dollars per barrel FOB Mediterranean Brent dated crude oil. Source: Eni calculations based on Platt’s Oilgram data.

(3)	Data for 1998 were calculated based on the average USD/ITL exchange rate for the period, converted at the fixed exchange rate of 1,936.27 lire per euro.

(4)	Data for 1998 relate to Ribor — three-month lira rate.

Letter to our Shareholders

To our shareholders, in 2002 Eni confirmed its ability to achieve positive results in a context of serious slowdown of world economy charachterized by uncertainty after the tragic events of September 11, 2001. The early signs of the Iraqi crisis and the repercussions of that crisis on international markets dampened the modest signs of recovery registered in the second half of 2002. Eni’s net income amounted to euro 4.6 billion (down 11% over 2001 in comparable terms). Return on average capital employed (ROACE) amounted to 13.7%; the debt to equity ratio increased slightly (0.39 as compared to 0.35 in 2001) despite significant capital expenditures and financial investments (euro 9.4 billion).

Roberto Poli, Chairman
Vittorio Mincato, Managing Director

Daily hydrocarbon production reached the record level of 1,472,000 boe, the growth in natural gas sales in Europe was significant with a 5.1 billion cubic meter increase in volumes sold; in refining Eni further increased its competitive position having reduced by 2.3 million tonnes its intake in low-complexity refineries located far from consumption markets; in refined products distribution Eni continues its upgrading process in Italy which led to a 4% growth in average throughput of service stations.

These positive aspects are confirmed in light of the price scenario and the behaviour of the competition in 2002.

As for the first aspect, 2002 was marked by a series of negative external factors such as a decline in refining margins (Brent was down 59.4%), the 5.6% appreciation of the euro over the dollar and a decline in natural gas prices while average international oil prices increased by 2.1%, an increase insufficient to offset the negative factors mentioned above. All this notwithstanding, Eni’s ability to cope with a negative scenario is evidenced by the comparison of Eni’s results with

Left, Eni’s Board of Directors seated (from left to right):
Mario Giuseppe Cattaneo, Mario Resca, Dario Fruscio, Renzo Costi, Guglielmo Claudio Moscato, Alberto Clô;
standing (from left to right):
Roberto Poli, Vittorio Mincato,

Above, Eni’s Board of Statutory Auditors (from left to right):
Luigi Biscozzi, Filippo Duodo, Riccardo Perotta, (standing) Andrea Monorchio, Paolo Andrea Colombo, the Magistrate of the Court of Accounts delegate inspector, Nicola Soria those of its competitors. Two indicators appear especially important: Eni’s net income, despite its 11% decline in comparable terms over 2001, appears far less negative than the average 23% decline of major oil companies. At the same time, Eni maintained its commitment to increasing hydrocarbon production in a phase in which expansion and the delivery of satisfactory profitability is a relevant critical factor for most industrial activities.

The proof of Eni’s industrial and financial stability provided by these results allows us to propose to the Shareholders’ Meeting a dividend amounting to euro 0.75, the same amount paid last year, with a 62% pay-out.

2002 results

In 2002 Eni continued with great resolve on the lines of production growth and international expansion in core business areas. Our effort in implementing strategic guidelines, a strict financial discipline in our investment choices and the constant monitoring of efficiency improvements allowed to achieve the goals set, strengthening Eni’s competitive positioning.

In the Exploration & Production segment, daily hydrocarbon production reached, as already said, the record level of 1,472,000 boe, with a 7.5% increase over 2001,

despite production cuts decided by OPEC and Eni’s portfolio rationalization actions. Reserve replacement ratio was 119% and proved reserve life index is over 13 years.

In the Gas & Power segment, Eni continued to manage in a proactive way the effects of the liberalization of the Italian gas market. Sales of natural gas in primary distribution amounted to 60.8 billion cubic meters, with a 1.2 billion decline over 2001 resulting from a decline of volumes sold in Italy (down 6.3 billion cubic meters) also due to weather conditions, and an increase in sales in Europe (up 5.1 billion cubic meters).

Within its strategy of international expansion in natural gas activities, in a 50/50 joint venture with the German electric company EnBW, Eni acquired GVS, one of the main regional distributors of natural gas in Germany, with sales of approximately 7 billion cubic meters/year and reached an agreement for the purchase of a 50% interest in the Spanish company Union Fenosa Gas, strengthening its position on the Spanish natural gas market, in particular in the area of liquefied natural gas.

The public purchase offering on 56% of Italgas shares, successfully closed on January 27, 2003 is part of Eni’s integration of commercial and development policies also at international level in natural gas.

In power generation, work started for the construction of the Ferrera Erbognone power station and for the upgrade of the Ravenna power station to a total capacity of 1.8 gigawatt. This proves Eni’s ability to develop new power generation projects in a shorter time than its competitors, seizing the opportunities provided by the development of the electricity market.

In the Refining & Marketing segment, Eni continued its process of upgrading its refined product distribution network in Italy and expanding its network outside Italy. To this end, Eni expanded its best equipped service station network in Italy by building and purchasing about 150 owned and leased service stations with high throughput and non oil sales activities, while it sold or closed about 800 service stations no longer meeting the quality and efficiency standards that Eni intends to achieve. In retail markets, Eni sold 14.4 billion liters of refined products (0.7 billion liters less than in 2001). In late 2002 Eni launched BluDiesel, a new virtually sulphur free diesel fuel which anticipates environmental regulations and ensures better engine performance. Service stations selling this new product were about 1,500 at year end with average sales amounting to 20-25% of total gasoil sales and in some instances peaking at 50%.

In retail markets in the rest of Europe Eni sold about 3.3 billion liters of refined products, with a 4% increase over 2001, due to the purchase of about 100 service stations in France and central-eastern Europe. Agreements for the purchase of another 313 service stations in selected European areas (Spain, Germany and France) are nearing finalization. In these areas Eni intends to develop its presence by leveraging on operating synergies and on its well known brand name.

In refining Eni reached an agreement concerning the Priolo refining pole, in Sicily, targeting a reduction of 7.5 million tonnes of refining capacity (to be reached in 2006). This deal is consistent with the aim of reducing low conversion refining capacity, which is structurally in excess and therefore more vulnerable to market volatility.

In the Oilfield Services and Engineering segment, Saipem bought French company Bouygues Offshore and consolidated its position as world leader in services for the oil industry.

Along with these specific actions, Eni was engaged in development projects that will contribute to its long-term growth, such as:

–	the completion of the underwater Blue Stream gas pipeline (from Russia to Turkey through the Black Sea) which represents the world record in underwater pipelaying and is one of the most daring projects ever built in terms of technology, engineering and project management. The construction of this pipeline confirms Eni’s attention to developing know-how and skills for the design, construction and management of advanced projects in the energy field;

–	the delimitation of the Kashagan field in the Kazakh offshore of the Caspian Sea, performed under Eni’s responsibility (Eni is operator of the field) confirmed the field’s exceptional size and confirmed it is the greatest oil discovery of the past thirty years;

–	the development of the gas and condensates Wafa and Bahr Essalam fields in permit NC41 in Libya, with the awarding of the main contracts for the construction of hydrocarbon treatment plants, a production platform and related transmission infrastructure for a total of euro 4.2 billion (2.4 net to Eni). Yearly natural gas production is targeted at 10 billion cubic meters, of these 2 are going to be sold on Libyan markets and 8 in Italy. This project enhances the value of Eni’s hydrocarbon reserves and entails the control of a strategic source for meeting the future needs of the Italian energy market.

Objectives reached and the value of reliability

2002 has proved to be an important step for attaining the growth objectives Eni had set for itself in its 2000-2003 four-year plan. These were ambitious and difficult targets that were set at a time when many of the cultural and industrial certainties that had accompanied Eni’s history were starting to fade out, in particular:

–	Italy as the reference market, where Eni played an institutional role as supplier of oil and gas to the country;

–	a context whereby the supply, transmission and sale of natural gas activities were performed by Eni in a virtually monopolistic position while rendering Italy an important service.

All this notwithstanding, in 2002 Eni had already reached and even stepped beyond many of the targets set for 2003:

–	in the Exploration & Production segment, the target of a 50% growth in production set for 2003 was reached already in the third quarter of 2002;

–	in the Gas & Power segment, the objective of sales in Europe reaching 10 billion cubic meters (from about 5 billion in 1998) was widely exceeded in 2002 and sales reached about 20 billion cubic meters;

–	in the Refining & Marketing segment, the capacity reduction target set in Italy from 41 million tonnes in 1998 to 36 million tonnes was achieved and exceeded at the end of 2002, making Eni’s refining system more responsive to the trends in consumption;

–	Eni’s focus on its core business, in terms of share of capital employed from 90% to over 95% was achieved in 2002;

–	the target of efficiency improvement in terms of cost cutting by euro one billion in the 1999-2003 period was widely exceeded by obtaining savings of about euro 1.7 billion already in 2002.

The target of an increase in installed power generation capacity set to 5-7 gigawatts (from 2.4) is expected to be achieved in 2006, due to the length of time necessary to obtain authorizations for the construction of new power stations in Italy.

Growth was achieved through development on internal lines and by means of selected acquisitions of assets and companies under a strict industrial and financial discipline, paying great attention to the problem of the cultural management of acquired companies and the integration of human resources. This led to the success that accompanied Eni’s acquisitions.

The ability to meet with the commitments assumed with our shareholders, whatever the external situations, and the credibility gained in this process are two of the most important assets Eni has built upon in the past years.

The new organizational model

In 2002, Eni’s change strategy was deployed also through the completion of a new organization by means of the merger with Eni of Snam and AgipPetroli, whose businesses became industrial divisions of the parent company. After these mergers Eni has become an integrated energy company abandoning its traditional role of holding company and taking up a model of operating integration that already proved its efficacy in terms of speed of decisional processes.

The scenario: an ever increasing competition

In the next few years the scenario of the oil industry worldwide will be characterized by ever increasing competition.

The upstream sector will show as critical points: the reduction of investment opportunities accessible to private companies, the trend to an increase in technical costs resulting from the exploration efforts devoted to frontier areas, a progressive worsening of contract and tax conditions and the maturity of the oil areas located nearest to end markets.

In downstream gas, competition due to the entry of new operators attracted by the increase in natural gas demand and by the opening up of markets will determine relevant risks in terms of margins levels.

Refining in Europe shows significant profitability problems due to excess production capacity which requires closing down or streamlining of plants, especially those farther from markets or that cannot easily be adjusted to respond to changes in demand. In refined products distribution, margins are under pressure due to the entry into the competitive scenario of large retailers and to the changes in consumer expectations, with the request for a wide range of innovative services that are quite expensive for companies to provide.

Eni’s reaction: a qualified industrial growth

In order to successfully respond to these challenges Eni will continue the industrial expansion it pursued in the past three years by combining a qualified growth strategy and a strict economic and financial discipline with greater rigour in the management of its asset portfolio. The increase in the size of our company will allow: (i) to exploit relevant economies of scale, (ii) to improve operating efficiency and efficacy, (iii) to develop financial resources adequate for supporting highly innovative and deferred return comprehensive projects, in which Eni has a consolidated world leadership, (iv) to increase negotiation power and (v) to consolidate our ability to attract and keep skilled and experienced professionals.

To continue to grow after such an intense and fast growth process with a wider production basis is becoming more and more difficult in terms of industrial, economic and financial sustainability. Eni however sets as its foremost goal the ability to win this challenge linking growth, profitability and long-term sustainability.

In pursuing this qualified industrial growth Eni relies on a lean and flexible organization, capable of reacting to change, to customer requirements and to the quality and reliability of its products and services.

The growth model our company has chosen combines results, profits and innovation while paying constant attention to quality of life, standards of work, human rights and sustainable development. Eni’s commitment to this end takes the form of principles, policies and management behaviours that characterize our company wherever it operates, aiming at promoting a culture of sustainability and at gaining the trust of shareholders and in more general terms of all our stakeholders.

Strategic guidelines and actions

Just as in the past three-year period, also in its 2003-2006 four-year plan Eni set challenging but realistic goals, that can be monitored on a timely basis and following up the ones already attained.

In the Exploration & Production segment, growth translates into: (i) a 6% production growth rate to be achieved by leveraging only on internal growth and net of divestments; (ii) international expansion accompanied by greater focus on a few countries in order to increase critical mass and negotiating power and obtaining a better cost structure; (iii) improving operating performance in order to ensure long-term sustainability; (iv) focus on large high potential projects (gas in Libya, Kashagan, Kizomba) capable of supporting long-term growth.

In the Gas & Power segment, the growth of natural gas sales will be achieved essentially outside Italy, in particular in Europe, while in Italy Eni will maintain market shares at the levels set by the new laws by means of a better integration of commercial policies, the provision of excellent and reliable services and possibly alliances with local operators. The progressive internationalization of natural gas activities will be favored by developing the LNG segment.

Eni plans a gradual divestment of Snam Rete Gas, also foreseen by laws and regulations to be enacted soon, in order to concentrate resources in non regulated core business areas.

In power generation, generation capacity is targeted at 6.4 gigawatts in 2006. This will allow absorbing part of natural gas supplies available and achieving a better competitive position in terms of costs and efficiency of Eni power stations as compared to average power stations in Italy.

In the Refining & Marketing segment, the upgrade of the Italian network, with average throughput targeted at 2.8 million liter per service station, will be accompanied by an expansion of sales in Europe, targeted at sales of refined products on retail markets of about 4.9 billion liters.

In the Oilfield Services and Engineering segment, we will pursue leadership as global integrated contractors in large projects and will continue to improve efficiency, expertise and skills, in particular in offshore and natural gas enhancement activities.

In the Petrochemical segment, we will pursue a further rationalization of the activities.

In a semi-mature industry such as the oil industry operating excellence and maximum efficiency are the indispensable levers of competitive advantage. Our cost cutting project, started in 1999, already allowed savings of euro 1.7 billion and new initiatives will lead to further savings of euro 1.7 billion by 2006.

From the standpoint of financial performance Eni’s strategy aims both at reaching the profitability goals set with the market and at generating relevant cash flows, entailing a reduction in net borrowings and debt to equity ratio, that will allow seizing further development opportunities also by external lines and at the same time supporting long-term growth.

Eni pays special attention to research and development, which it considers the engine for sustainable development and a lever of competitive advantage, as is evidenced by one of the highest ratios of R&D expenditure and turnover in the whole energy industry. In 2002 research structures were integrated by conferring to EniTecnologie the research units of AgipPetroli and Snamprogetti. This integration aims at enhancing the value of Eni’s wealth of knowledge and expertise, and orienting resources at large strategic projects. Eni selects research projects that lead to industrial solutions and application in areas critical for Eni’s development. The focus on research areas with long-term impact is pursued also through partnerships. The most relevant research projects underway are: optimization of high-sulphur hydrocarbon fields, upgrading of heavy hydrocarbons, conversion of liquids to natural gas, long distance transmission of natural gas in high pressure pipes, improvement of the environmental quality of products, development of renewable energy sources and production and use of hydrogen as a clean fuel.

BOARD OF DIRECTORS (1)
Chairman
Roberto Poli (2)

Managing Director
Vittorio Mincato (3)

Directors
Mario Giuseppe Cattaneo, Alberto Clô,
Renzo Costi, Dario Fruscio,
Guglielmo Antonio Claudio Moscato, Mario Resca

GENERAL MANAGERS
Exploration & Production Division (4)
Stefano Cao

Gas & Power Division (5)
Luciano Sgubini

Refining & Marketing Division (6)
Gilberto Callera

BOARD OF STATUTORY AUDITORS (7)
Chairman
Andrea Monorchio

Statutory Auditors
Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo,
Riccardo Perotta

Alternate Auditors
Fernando Carpentieri, Giorgio Silva

MAGISTRATE OF THE COURT OF ACCOUNTS
DELEGATE INSPECTOR
Nicola Soria (8)

Alternate
Michael Sciascia (9)

External Auditors (10)
PricewaterhouseCoopers SpA

From history to the future

In February 2003 Eni celebrated its first half century of life. Eni’s history was characterized from its inception by an almost impossible challenge, supported only by a frontier spirit and the resolve of a few men. Through difficult moments and exhilarating success and thanks to experience that story has become the genetic code of a company looking at the future, the common wealth of women and men that, renewing the commitment of the past with talent and dedication, continue to interpret the project of a boundless expansion by means of original strategies and development models through the integration with different cultures and the flexibility required to understand and adapt to the costumes and languages of other peoples. More than any other element, this way of being is what nourishes Eni’s strength in front of future challenges and allows us to aim at a tomorrow that we could not have imagined yesterday.

March 27, 2003

for the Board of Directors

Roberto Poli, Chairman	Vittorio Mincato, Managing Director

The powers of the Chairman and of the Managing Director, the composition and powers of the Audit Committee, Compensation Committee and Oil & Gas Committee are presented in the “Corporate governance and responsibility’’ paragraph in the chapter “Corporate Governance’’ in the Report of the Directors.

(1)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period. The Board of Directors expires at the date of approval of the financial statements for the 2004 financial year.

(2)	Appointed by the Shareholders’ Meeting held on May 30, 2002

(3)	Powers conferred by the Board of Directors on June 5, 2002

(4)	Appointed by the Board of Directors on November 14, 2000

(5)	Appointed by the Board of Directors on January 30, 2001

(6)	Appointed by the Board of Directors on December 19, 2002, effective from January 1, 2003

(7)	Appointed by the Shareholders’ Meeting held on May 30, 2002 for a three-year period, expiring at the date of approval of the financial statements for the 2004 financial year (the Chairman, Mr. Andrea Monorchio, was appointed by a Decree of the Minister of economy and finance in agreement with the Minister of Productive Activities on May 29, 2002, as per article 6.2.d of Eni’s By-laws)

(8)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on July 19-20-21, 1999

(9)	Duties assigned by the resolution of the Governing Council of the Court of Accounts on November 13-14, 1999

(10)	Position assigned by the Shareholders’ Meeting on June 1, 2001 for a three-year term

Exploration & Production

In 2002 daily hydrocarbon production reached the record level of 1,472,000 boe with a 7.5% increase over 2001, due to increases in consolidated areas and start-ups of relevant fields. In the fourth quarter of 2002 daily production was 1,527,000 boe reaching the 1.5 million boe target set for 2003 one year in advance. Eni intends to maintain a strong production growth in the near future leveraging on internal development and targeting over 1.8 million boe/day in 2006 (an yearly average increase of approximately 6%). Eni’s proved reserved reached over 7 billion boe.

In March 2003 Eni completed the purchase the Norwegian company Fortum Petroleum AS, with a daily production of 39,000 boe in 2002 and proved and probable reserves of 202 million boe. Eni’s investment, amounting to dollar 975 million, will allow an approximately 40% increase in Eni’s hydrocarbon production in Norway in 2003.

Eni is pursuing a program for the rationalization of its portfolio of assets aimed at concentrating its activities in areas with significant growth potential where Eni is operator: in 2002 Eni sold 16 interests in fields in the North Sea, Italy and Qatar, as well as exploration permits and other assets; Eni also acquired interests in operated or partially held assets in Kazakhstan, the United Kingdom, Norway and Australia.

The importance of the Kashagan oil field discovery (Eni is single operator with a 16.67% interest) in the Kazakh offshore of the Caspian Sea was confirmed by the appraisal activities performed and underway in the area. The field’s recoverable reserves, calculated according to the most recent estimates in 7-9 billion barrels, reach 13 billion by employing gas reinjection techniques and make Kashagan the most relevant discovery of the past thirty years.

In 2002 exploration activities were successful: worth mentioning are the discovery of the natural gas Tennin field in the Egyptian offshore facing the Nile delta (Eni is operator with a 50% interest) and in the Nigerian deep offshore the Bonga SW oil field (Eni’s interest 12.5%) and the new deep production levels of the ABO oil field (Eni is operator with a 50.19%. interest).

Streamlining measures and synergies obtained through the integration of purchased companies allowed for cost reductions amounting to euro 154 million.

	2000	2001	2002

	(million €)
Revenues	12,308	13,960	12,877
Operating income	6,603	5,984	5,175
Exploration expenditure and new initiatives	811	757	902
Acquisitions of proved and unproved property	416	67	317
Expenditure in development and capital goods	2,312	3,452	4,396
Financial investments	2,511	4,149	31
Employees at period end (units)	7,741	7,533	7,715

Oil and natural gas reserves

Eni’s proved reserves of hydrocarbons at December 31, 2002 totaled 7,030 million boe (oil and condensates 3,782 million barrels; natural gas 3,248 million boe), increasing by 101 million boe over 2001, due to: (i) new discoveries and extensions (338 million boe), in particular in Nigeria, Kazakhstan, Australia and Italy; (ii) revisions of previous estimates (337 million boe), in particular in Kazakhstan, Angola and Nigeria; (iii) acquisitions (39 million boe), in particular interests in fields in the British and Norwegian sections of the North Sea and Australia; (iv) improved recovery (15 million boe) in particular in Algeria. Increases in proved reserves were offset in part by production for the year and the sale of interests in fields in Italy, Qatar and the British section of the North Sea (96 million boe). The increase in proved reserves allowed to replace 119% of production; this average was 129% without taking into account the effect of rationalizations. The average reserve life index is 13.2 years (13.7 in 2001).

Estimated proved developed reserves at December 31, 2002, amounted to 3,703 million boe (2,241 million barrels of oil and condensates and 1,462 million boe of natural gas) representing 53% of total estimated proved reserves (54% at December 31, 2001).

Exploration and development

As of December 31, 2002, Eni’s portfolio of mineral rights consisted of 1,161 exclusive or shared rights for exploration and development in 37 countries on five continents, for a total net acreage of 281,682 square kilometers (317,283 at December 31, 2001). Of these, 41,578 square kilometers concerned production and development (41,841 at December 31, 2001). Net acreage decreased in Italy by 5,333 square kilometers, due to releases, and outside Italy by 30,268 square kilometers, due to releases in particular in Brazil, Pakistan, Egypt, Algeria and Guyana, and sales of mineral rights in Italy and Qatar. Increases were registered in Australia, Norway and Indonesia.

A total of 120 new exploratory wells were drilled (52 of which represented Eni’s share), as compared to 110 exploratory wells completed in 2001 (47 of which represented Eni’s share). Overall success rate was 38.6% (39.1% of which represented Eni’s share) as compared to 36.5% (31.3% of which represented Eni’s share) in 2001.

Exploration expenditure amounted to euro 902 million, of which 93% outside Italy, with a 19.2% increase over 2001. Outside Italy exploration concerned mainly the United States, Kazakhstan, Egypt, Angola, Russia and Brazil; in Italy mainly the deep waters of the Sicily Channel and areas in central-southern Italy.

Investment in the purchase of mineral rights (euro 317 million) concerned primarily the purchase of: (i) a 2.39% interest in the North Caspian Sea PSA, where the Kashagan field is located (Eni is single operator with a 16.67% interest after the purchase) in Kazakhstan; (ii) a 5.6% interest in the Bayu Undan field (Eni’s interest 12.32% after the purchase) in Australia; (iii) an 11.3% interest in the T-Block fields (Eni is operator with an 88.7% share after the purchase) in the British section of the North Sea; (iv) a 7.9% interest in the Mikkel field in Norway; (v) an 8.9% interest in the Liverpool Bay fields (Eni’s interest 53.9% after the purchase) in the Irish Sea (see “Portfolio rationalization’’ below).

Expenditure for development and capital goods totaled euro 4,396 million of which 89% outside Italy, increasing by 27.3% over 2001. Development expenditure outside Italy concerned fields in Nigeria, Iran, Libya, Kazakhstan, Angola, Venezuela and the United Kingdom. Development expenditure in Italy referred in particular to the continuation of construction of plant and infrastructure in the Val d’Agri.

Total capital expenditure in 2002 amounted to euro 5,615 million, increasing by euro 1,339 million over 2001, up 31.3%.

Production

In 2002 daily hydrocarbon amounted to 1,472,000 boe (oil and condensates 921,000 barrels; natural gas 551,000 boe) increasing by 103,000 boe over 2001, up 7.5%, despite the 26,000 boe effect of production cuts decided by OPEC and the 8,000 boe effect of the rationalization of Eni’s mineral rights portfolio. The production increase was due to: (i) start-up of fields mainly in Algeria, the United States, Nigeria, Iran, Trinidad & Tobago and Pakistan; (ii) production increases recorded mainly in Algeria, Kazakhstan, the United States, Egypt, Norway, the United Kingdom, Italy and Congo. These increases were partly offset by the production decline of mature gas fields in Italy. The share of production outside Italy reached 78.6% (77.5% in 2001).

Daily production of oil and condensates (921,000 barrels) increased by 64,000 barrels, up 7.5%, due to increases registered outside Italy (up 80,000 barrels) in particular in: (i) Algeria, due to the start-up of the HBNSE/BKNE/RBK fields (Eni’s interest 12.25%) and the reaching of full production at the HBN field (Eni’s interest 34.63%); (ii) Kazakhstan, due to the fact that in the third quarter of 2001 production at the Karachaganak field (co-operated by Eni with a 32.5% interest) was suspended due to a fiscal dispute between Russia and Kazakhstan; (iii) Congo due to the start-up of the Foukanda and Mwafi fields (Eni is operator with a 65% interest) in the second half of 2001; (iv) the United Kingdom, due to the full operation of the Elgin/Franklin fields (Eni’s interest 21.87%). In Italy production increased by 17,000 barrels due to the reaching of full operation of the Monte Alpi pipeline which transports oil produced in the Val d’Agri fields to Eni’s refinery in Taranto. These increases were partly offset by a 33,000 barrels reduction outside Italy due mainly to production cuts decided by OPEC.

Daily production of natural gas (551,000 boe) increased by 39,000 boe, up 7.6%, due to increases registered outside Italy (up 48,000 boe), in particular in Egypt, the United States (in connection with the start-up of the King Kong/Yosemite field — Eni’s interest 50%), Kazakhstan (due to the reasons mentioned above), the United Kingdom and Norway. These increases were offset in part by the production decline of mature fields (down 9,000 boe) in Italy, in particular the Porto Garibaldi/Agostino and Luna fields.

Hydrocarbon production sold amounted to 523.1 million boe. The 14.2 million boe decrease over production was due essentially to natural gas production used for own consumption (8.4 million boe) and input to storage (1.8 million boe). About 75% of oil and condensate production sold (333.4 million barrels) was transferred to the Refining & Marketing division (68% in 2001). About 44% of natural gas production sold (30.68 billion cubic meters) was transferred to the Gas & Power division (47% in 2001).

Portfolio rationalization

Within its portfolio rationalization program aimed at concentrating activities in areas with strong growth potential and where Eni is operator, Eni signed the following agreements:

–	the purchase of a further 2.39% interest in the North Caspian Sea PSA in Kazakhstan where the Kashagan field is located (Eni’s share after the purchase 16.67%). The project partners acquired a proportional share of the interests of BP and Statoil that left the project;

–	the sale to TotalFinaElf of Eni’s 25% interest in the Gorgoglione concession where the Tempa Rossa field is located, in southern Italy;

–	the sale to TotalFinaElf of Eni’s 45% interest in the Alkaliji oil field offshore Qatar (Eni’s only E&P interest in this country) with daily production of 12,000 barrels net to Eni;

–	the purchase from Centrica of an 8.9% interest in the Liverpool Bay fields in the Irish Sea and the sale of Eni’s interests in the Armada Area (5.58%), Renee (17.26%), Rubie (4.78%) and Goldeneye (4.5%) fields, with a production of about 5,000 boe/day net to Eni, and associated exploration interests to Centrica. The Liverpool Bay fields (Eni’s interest after the purchase 53.9%) started production in 1995 and produce approximately 110,000 boe/day (59,000 net to Eni). In the British section of the North Sea, Eni sold: (i) its interest in the Banff (12.4%), Hudson (19.5%) and Otter (19%) oil fields with production of about 5,000 boe/day net to Eni as well as associated interests in the Brent Pipeline System (1.38%) and Sullom Voe Terminal (2.35%) and exploration licenses to Dana Petroleum Ltd; (ii) its interests in the Cook (20%), Janice (18.2%), Pierce (3.7%) and Chestnut (6.3%) oil fields with a production of approximately 8,000 boe/day net to Eni to Oranje Nassau Ltd; (iii) interests in the Pickerill (9.33%), Ravenspurn (14%) and Johnson (6.32%) fields with a total production of approximately 2,000 boe/day net to Eni. These transactions are part of Eni’s portfolio rationalization process in the North Sea after the acquisition of British-Borneo and Lasmo;

–	the purchase from KerrMcGee of a further 5.6% interest in the Bayu Undan natural gas and condensates field (Eni’s interest 12.32% after the purchase), presently under development, located in the Zoca 91-12 (Undan) and Zoca 91-13 (Bayu) concessions in the Cooperation Area between Australia and East Timor;

–	the purchase of a 7.9% interest in the Mikkel field in the Norwegian section of the North Sea;

–	the purchase of a further 11.3% interest in the T-Block fields (Eni’s share is 88.7% after the purchase) in the British section of the North Sea.

The sale transactions defined amounted to a total of euro 390 million; the purchase transactions defined entailed expenditure amounting to euro 334 million.

Hydrocarbon proved reserves and daily production (1)

	Proved reserves at December 31			Production
	(million boe)			(thousand boe/day)

	2000	2001	2002	2000	2001	2002

Italy	1,389	1,315	1,199	333	308	316
oil and condensates	296	309	255	76	69	86
natural gas	1,093	1,006	944	257	239	230

North Africa	1,929	2,122	2,033	306	317	354
oil and condensates	1,039	1,171	1,072	227	228	252
natural gas	890	951	961	79	89	102

West Africa	1,093	1,136	1,287	224	233	237
oil and condensates	934	976	1,022	213	219	222
natural gas	159	160	265	11	14	15

North Sea	700	879	825	168	288	308
oil and condensates	455	552	497	124	204	213
natural gas	245	327	328	44	84	95

Rest of World	897	1,477	1,686	156	223	257
oil and condensates	698	940	936	108	137	148
natural gas	199	537	750	48	86	109

Total	6,008	6,929	7,030	1,187	1,369	1,472

oil and condensates	3,422	3,948	3,782	748	857	921

natural gas	2,586	2,981	3,248	439	512	551

(1)	Natural gas was converted to boe using a coefficient of 0.0061 for each cubic meter of gas produced outside Italy and 0.0063 for each cubic meter of gas produced in Italy due to the different heat value.

In March 2003 Eni also finalized the purchase of the Norwegian company Fortum Petroleum AS (now Eni Norge AS) (see “Main exploration and development projects’’ below).

Main exploration and development projects

ITALY
 A gas discovery was made with the exploration well “Panda 1’’ drilled at water-depth of about 460 meters off the coast of Agrigento, in the south of Sicily. Eni is operator with a 37.5% interest. According to preliminary studies recoverable reserves1 could be around 9-12 billion cubic meters (equivalent to 57-76 million boe). A second exploration well (Panda W-1) was drilled in late 2002 in order to define the field’s potential.

NORTH AFRICA
 In Algeria, the fourth oil treatment line in the Hassi Berkine South oil center (HBNS, Eni’s interest 12.25%) in the Algerian desert has started operations, the HBNSE/BKNE/RBN (Eni’s interest 12.25%), Ourhoud (Eni’s interest 4.59%) and ZEA (Eni’s interest 49%) fields have started producing, the HBN field (Eni’s interest 34.63%) reached full production, all these new events brought total production to 285,000 barrels of oil per day.

In Libya, within the joint development of the natural gas, oil and condensates fields in the Wafa area, located in the desert 520-kilometer south west of Tripoli, and of structure C (“Bahr Essalam’’) in the NC-41 offshore permit, 110-kilometer north of Tripoli, contracts were awarded for the construction of centers for hydrocarbon treatment near Wafa and Mellitah on the Libyan coast, an offshore production platform and production and transport infrastructure including an underwater production system for a total of euro 3.2 billion. For further details see “Operating Review of the Oilfield Services and Engineering segment’’.

In Egypt, Eni successfully drilled the new exploration well Tennin 1 in the East Delta Deep Marine permit (Eni is operator with a 50% interest) in the Mediterranean offshore, in front of the Nile Delta, about 80-kilometer north of Damietta. The well was drilled at water-depth of approximately 300 meters, reaching a total depth of over 2,000 meters encountering a gas sand interval of about 60 meters. In test production the well yielded over 4,000 boe/day. A pre-feasibility study is underway for the development of the field, which represents a very important discovery not only for the size of its estimated reserves (between 15 and 30 billion cubic meters of gas, corresponding to 90-180 million boe) but also for the possibility to send its production to the Unión Fenosa Gas liquefaction plant under construction at Damietta (see “Operating Review of the Gas & Power segment — Development initiatives’’).

In Tunisia, a new oil discovery was made with the Baraka South East 1 exploration well in the Tunisian offshore approximately 100-kilometer south-east of Tunis. The well was drilled in waters approximately 90 meters deep and reached a depth of over 2,300 meters. It yielded about 5,000 barrels/day of high quality oil in test production. This is the highest flow rate ever reached with a vertical well in the Tunisian offshore. Development studies are ongoing with an FPSO (Floating Production Storage Offloading) vessel. In the onshore Borj el Kadra concession (Eni is operator with 50% interest) in southern Tunisia a new oil discovery was obtained by the Adam 1 well, expected to start production in the second half of 2003.

WEST AFRICA
 In Angola, in Block 14 (Eni’s interest 20%) two offshore oil discoveries were made: (i) one with the Gabela 1 well, which was drilled at a water depth of over 320 meters, penetrating a 25-meter interval of oil-bearing porous rock, and yielded over 1,000 barrels of oil per

(1)	Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

day in test production. Geologic and engineering studies are planned in order to define the field’s reserves and the development scenario; (ii) the second one with the Negage 1 well drilled at a water depth of 1,444 meters encountering a 30 meter thick layer of oily sands at the depth of 2,990 meters. During test production the well yielded over 8,600 barrels/day. The Tombua 3 well was also drilled with its sidetracks, all of which showed presence of hydrocarbons, maximum production was over 10,500 barrels of oil/day. In Block 15 (Eni’s interest 20%) located offshore about 350-kilometer north-west of Luanda, a new oil discovery was made with the drilling of the Reco-Reco 1 well, which was drilled at a depth of 3,798 meters and yielded about 3,000 barrels/day in test production. Always in Block 15 the Mondo 2 and Mavacola 2 wells were drilled. Mondo 2, drilled at a water depth of 748 meters allowed to discover a 93 meter thick layer of mineral rich sandstones at a depth of 2,200 meters.

In Congo, the new thermoelectric power station at Djeno was inaugurated. The plant, that has a 25 megawatt power capacity, required an investment of dollar 32 million and was completed in 13 months by Eni and ChevronTexaco. The power plant is fired with associated gas from the offshore fields of Foukanda, Kitina and Djambala (operated by Eni with a respective 65, 35.75 and 65% interest) located 65 kilometers from the coast and producing a total of 26,000 barrels of oil per day. Gas is separated onshore at the Djeno terminal close to the new power plant. The project represents the first example of use and exploitation of associated gas otherwise flared in Congo. The project is part of Eni’s program in Congo and in other West African countries aimed at reducing gas flaring and at using it in power generation. In Block Marine X, operated by Eni with a 90% interest, two appraisal wells were drilled, Awa Marine 2 and Paloukou Sud Marine 5. In the Loango concession, operated by Eni with a 50% interest, a seismic and reprocessing campaign was performed aimed at better evaluating the field’s potential and its nearby structures.

In Nigeria, in the OML 118 deep offshore permit (Eni’s interest 12.5%) two appraisal wells were successfully drilled in the Bonga SW oil field at a water depth of about 1,300 meters that allowed for the start of the pre-feasibility study for the development of the field. The Bonga SW 2 well yielded 4,200 barrels/day up to a maximum of 11,000 barrels/day in test production. In the OPL 316 deep offshore permit (Eni is operator with a 50.19% interest) while continuing the drilling of the ABO 4 development well, new deep levels were discovered. The feasibility study is underway, production from these new deep levels will entail synergies with the ABO field. In December 2002 the EA field in the OML 79 permit (Eni’s interest 12.86%) started producing at a rate of 40,000 boe/day (5,000 net to Eni). In the OML 63 onshore permit (Eni is operator with a 20% interest) the Obama Deep appraisal well, drilled at a depth of over 5,300 meters, met a level mineralized mainly with liquid hydrocarbons. The well yielded 4,170 barrels/day in test production and was completed and linked to the Pirigbene facilities.

In Mauritania, the appraisal campaign was completed for the Chinguetti discovery (Eni’s interest 35%) with the drilling of two appraisal wells and a new hydrocarbon discovery was made with the Banda 1 exploration well.

NORTH SEA
 In Norway, in March 2003 Eni purchased Fortum Petroleum AS, the Norwegian subsidiary of the Finnish company Fortum Oy. The acquisition entailed a total investment of dollar 975 million, corresponding to the fair value of the company’s assets (of which dollar 256 million were paid for its net equity and dollar 719 million for its net borrowings assumed). Fortum Petroleum’s assets are located in the Norwegian section of the North Sea, in particular they consist of interests in the Aasgard (7%, in this field Eni already holds a 7.9% interest), Brage (12.26%) and Heidrun (5.12%) producing fields and also in Mikkel (7%, in this field Eni already holds a 7.9% interest) presently under development and Goliath (15%, operated by Eni with a 25% interest) still to be developed. In addition, Fortum Petroleum holds interests in important gas transmission infrastructures such as Haltenpipe (5%), Heidrun Gas Export (5.12%) and Aasgard Transport (5%) linking the Aasgard and Heidrun fields to the Norwegian coast. The company also holds an interest in Franpipe (1.29%) and the related

Dunkerque terminal (0.84%) in France and in Europipe II (3.66%) for natural gas transmission to the German coast. At the end of 2001 Fortum Petroleum had proved and probable reserves of approximately 202 million boe, half of which were natural gas. In 2002 its daily production amounted to 39,000 boe; in 2003, production is targeted to over 40,000 boe/day. This transaction is part of Eni’s strategy of upstream growth by strengthening its presence in key areas and increasing interests in already held assets in order to generate operational synergies. With this acquisition Eni’s hydrocarbon production in Norway is expected to increase by 40%.

REST OF WORLD
 In western Australia, Eni acquired two exploration permits WA-326-P, operated by Eni with a 100% interest, and WA-328-P, operated by Eni with a 66.7% interest. Eni will perform seismic surveys for 1,215 kilometers in the first permit and for 3,015 kilometers in the second permit. Eni was also awarded the WA-25-L production licence (where Eni is operator with a 65% interest) where the Whollybutt offshore oil field is located. Production is expected to start in the second quarter of 2003.

In Azerbaijan, work started for the construction of the Baku-Tblisi-Ceyhan pipeline (Eni’s interest 5%) linking Baku to the Turkish port of Ceyhan through Georgia, which will allow to transport some of the oil produced in the Caspian Sea area to the Mediterranean Sea. The pipeline will be 1,740-kilometer long with a transport capacity of one million barrels/day, is expected to start operating in 2005 and will cost about dollar 3 billion.

In Croatia, Eni and INA (the Croatian national company) signed an agreement for the development of the natural gas reserves discovered offshore Croatia by INAGIP, a 50-50 joint venture between Eni and INA. The fields discovered (Ivana, Ika, Ida, Annamaria and Marica) hold recoverable reserves of 20 billion cubic meters of gas (120 million boe). Their development will entail the drilling of 18 directional wells, the construction and installation of 9 platforms at a water depth of 60 meters and the laying of underwater sealines for a total length of 120 kilometers. Total investment in the project is about euro 320 million. Production will start at the end of 2004. In the same concession a new gas discovery was made with the Katarina 2 well.

In Indonesia, five wells were drilled in the fields of Ranggas, Gandang and Gendalo, in the Rapak and Ganal area (Eni interest 20%) in the offshore east of Kalimantan. Three wells were drilled in the Ranggas oil and gas field, at a water-depth of 1,590 meters, the R4 field flowed at a daily rate of more than 8,000 barrels of oil. The 2A well drilled in the gas and condensates field of Gandang, at a water-depth of 1,710 meters confirmed the extension of the field. In the gas and condensates field of Gendalo, the G3 well, drilled at a water-depth of 1,550 meters flowed at a daily rate of about one million cubic meters/day of gas and about 2,000 barrels/day of condensates.

In Iran, within the development of phases 4 and 5 of the natural gas South Pars field in the Persian Gulf (Eni is operator with a 60% interest), a contract was awarded for dollar 1.2 billion for the construction of four natural gas treatment plants with an overall capacity of 56 million cubic meters/day of gas. Construction of the plants is expected to be completed by 2005. In January 2003 the Balal field started production with an expected daily production of about 6,000 barrels in year 2003.

In Kazakhstan, within the North Caspian Sea PSA (Eni’s share 16.67%) in the Kazakh offshore, the second appraisal well (KE-3) in the Kashagan field confirmed the importance of the discovery allowing to define the amount of recoverable reserves of oil in 7 to 9 billion barrels, that could reach 13 billion barrels with gas reinjection techniques. The third appraisal well (KE-5) yielded over 7,500 barrels/day, while the testing phase is starting of the fourth appraisal well (KE-4). On June 30, 2002 the consortium and the Kazakh authorities declared the saleability of reserves from this field. At the end of December 2002 the Kashagan development plan was filed with the Kazakh authorities. The front-end engineering for the first development phase is underway.

In a block near the Kashagan field within the same contractual area and under the same PSA, a new oil discovery was made in the Kalamkas structure. The Kalamkas-1 exploration well was drilled to a depth of 2,360 meters and yielded over 2,300 barrels/day in test production. Drilling was performed in very shallow and extremely environmentally sensitive waters.

In Pakistan, in August 2002, Eni signed a production contract agreement for a term of five years for the Manchar exploration licence in the Khirtart Foldbelt area covering an area of 2,435 square kilometers (Eni is operator with a 55% interest). In the Middle Indus Basin Eni obtained a 33.33% interest in the SW Miano (II) concession for a three year term over an area of 1,238 square kilometers. Government authorized the development of the Zamzana natural gas field (Eni’s interest 17.75%). The development project is well underway and startup is expected in the fourth quarter of 2003. On December 30, 2002 early production started in the natural gas Bhit field (Eni is operator with a 40% interest), full production should be reached by the second quarter of 2003.

In the United States, in the Green Canyon 516 Block (Eni’s interest 50%) in the deep waters of the Gulf of Mexico 240-kilometer south-west of New Orleans, production started at the King Kong/Yosemite natural gas fields, only thirteen months from the decision to develop them and eight months after the discovery of Yosemite, reaching a peak of 25,000 boe/day (12,000 boe net to Eni). The development of these two fields, operated by Eni, was obtained by drilling at a water depth of 1,170 meters three underwater wells linked to the Allegheny platform (Eni’s interest 100%) located at a 25-kilometer distance. Recoverable reserves from the two fields amount to 16 million boe net to Eni. Expenditure net to Eni amounts to approximately dollar 90 million. In Green Canyon Block 562, located 290-kilometer south of New Orleans, the delimitation well of field K2 (operated by Eni with an 18.17% interest) was successfully drilled at a water depth of 1,100 meters to a depth of 7,800 meters, and allowed to estimate at over 100 million barrels the recoverable reserves of the field. Production is expected to start in 2004.

Storage

Natural gas storage activities are performed by Stoccaggi Gas Italia SpA (Stogit) to which such activity was conferred on October 31, 2001 by Eni SpA and Snam SpA, in compliance with article 21 of Legislative Decree No. 164 of May 23, 2000, which provided for the separation of storage from other activities in the field of natural gas.

Exploration activities

Storage services are provided through eight storage fields located in Italy, based on nine storage concessions(2) vested by the Minister of Productive Activities. In 2002 following optimization measures on existing fields that increased capacity by 13% (from 6.3 to 7.1 billion cubic meters), higher storage volumes have been made available for cyclic modulation service.

In implementation of its decision No. 26 of February 27, 2002, with decision No. 49 of March 26, 2002 the Authority for Electricity and Gas determined tariffs for modulation, mineral and strategic storage services for thermal year 2002-2003, starting on April 1, 2002 and effective retroactively from June 21, 2000. Stogit filed an appeal against both Authority decisions with the Regional Administrative Court of Lombardia requesting their cancellation.

(2)	One is not yet operational.

		2001	2002

Modulation and mineral available capacity	(billion cubic meters)	6.3	7.1

Eni employed share of modulation and mineral capacity	(%)	89	66

Strategic available capacity	(billion cubic meters)	5.1	5.1

Modulation and mineral customers	(no.)	4	14

Gas & Power

With the purchase in joint venture with German company EnBW of 97.81% GVS, one of the largest regional operators in natural gas in Germany where it transports and sells approximately 7 billion cubic meters of gas per year, Eni enters a large natural gas market and consolidates its European leadership.

The agreement for the purchase of a 50% interest in Spanish natural gas company Unión Fenosa Gas, with an investment of euro 440 million, is an important step in Eni’s strategy of international expansion of gas activities. With this transaction Eni strengthens its presence in the Spanish natural gas market, which presents significant growth prospects and where Eni intends to increase its market share. In line with its expansion strategy on Spanish markets, Eni started its 15-year long supply of 1.2 billion cubic meters/year of LNG to the electric company Iberdrola.

The Public Purchase Offering of approximately 56% of the shares of Eni’s subsidiary Italgas at a price of euro 13 each is part of Eni’s strategy of rationalization and international development in the natural gas area. The public purchase offering was successfully closed on January 27, 2003. Now Eni holds 98.285% of Italgas share capital and is squeezing out the remaining outstanding shares.

Within its program of development of electricity generation capacity at Eni’s industrial sites, work started for the construction of a new combined cycle power plant at Ferrera Erbognone (Pavia) with a capacity of 1,030 megawatts and for the upgrade of the Ravenna power plant with the installation of two new combined cycle groups for a total capacity of 780 megawatts.

Rationalizations achieved generated cost savings of euro 58 million.

	2000	2001	2002

	(million €)
Revenues	14,427	16,098	15,297
Operating income	3,178	3,672	3,244
Capital expenditure	794	1,065	1,315
Financial investments	1,180	128	158
Employees at period end (units)	16,100	14,286	13,317

Natural Gas

Supply of natural gas

In 2002, Eni’s Gas & Power division supplied 62.33 billion cubic meters of natural gas, in line with 2001.

Volumes of natural gas from domestic production accounted for 20% of total supplies (23.3% in 2001) with a decrease of approximately 2 billion cubic meters over 2001.

Natural gas volumes supplied outside Italy represented 79.7% of total supplies (76.6% in 2001) with an increase of 1.87 billion cubic meters over 2001, up 3.9%, in particular due to higher purchases from Norway (3.73 billion cubic meters) and the Netherlands (0.55 billion cubic meters), due to the starting in October 2001 of purchase contracts signed in 1997 with Norwegian and Dutch suppliers (targeting approximately 6 and 4 billion cubic meters/year, respectively). Contracts with Norwegian suppliers became fully operational in 2002, while those with Dutch suppliers will reach full operation in 2003. These increases were offset in part by a decrease in supplies from Algeria (2.04 billion cubic meters) and Russia (0.89 billion cubic meters).

In 2002 a total of 1.43 billion cubic meters of natural gas were input to storage.

Sales of natural gas

In 2002, natural gas sales in primary distribution (60.76 billion cubic meters) decreased by 1.20 billion cubic meters over 2001 (down 1.9%), due to lower sales in Italy (6.33 billion cubic meters, down 10.7%), offset in part by higher sales in Europe (5.13 billion cubic meters, up 167.1%).

Natural gas supplies

	2000	2001	2002

	(billion of cubic meters)
Italy	13.64	14.62	12.67
Algeria	21.56	18.39	16.35
Algeria (LNG)	2.01	1.79	1.92
Russia	21.03	19.51	18.62
Netherlands	6.09	7.00	7.55
Norway		1.10	4.83
Qatar (LNG)			0.24
Others			0.15

Total supplies	64.33	62.41	62.33

Withdrawals from (input to) storage	(2.43)	0.13	(1.43)
Internal consumption	(0.65)	(0.58)	(0.14)

Volumes available for primary distribution	61.25	61.96	60.76

Natural gas sales

	2000	2001	2002

	(billion of cubic meters)
Wholesalers (distributing companies)	30.26	30.83	25.14
End consumers:	29.66	28.06	27.42
- industrial users	16.79	15.25	14.33
- thermoelectric users	12.87	12.81	13.09
Italy	59.92	58.89	52.56
Europe	1.33	3.07	8.20
Sales in primary distribution	61.25	61.96	60.76

Sales in secondary distribution outside Italy	3.48	3.91	3.79

In a more and more competitive market, the decrease in natural gas sales in Italy (6.33 billion cubic meters, down 10.7%) was essentially due to a decline in sales to wholesalers (5.69 billion cubic meters, down 18.5%) following the progressive alignment to ceilings set by Legislative Decree No. 164/20001, the concentration process ongoing in this segment and the mild weather of November and December 2002. Also sales to industrial customers declined (0.92 billion cubic meters, down 6.0%) due to the weak economic situation and the interruption of interruptible supplies due to cold weather in early 2002. These declines were offset in part by increased sales to thermoelectric customers (0.28 billion cubic meters, up 2.2%) due to new supplies to power stations, whose effects were offset in part by lower sales following interruptions of supplies to customers with interruptible contracts.

The increase in sales in Europe (5.13 billion cubic meters, up 167.1%) was due to the progressive coming on line of long-term supply contracts with operators of the natural gas market (Plurigas, Edison, Dalmine and Cir Energia) and the start of LNG supplies to Spanish electric company Iberdrola (0.37 billion cubic meters) related to the 15-year supply contract of LNG with volumes corresponding to 1.2 billion cubic meters/year.

Sales of natural gas in secondary distribution in Italy (7.84 billion cubic meters) decreased by 0.28 billion cubic meters, down 3.5%, due mainly to mild weather, whose effects were offset in part by the approximately 119,000 units increase in the number of customers served (5.68 million as of December 31, 2002). At December 31, 2002 municipalities served were 1,197 (1,186 at December 31, 2001).

Within its strategy of rationalization and development of its natural gas segment also a international level and in line with plans announced, Eni’s Board of Directors in its meeting of November 25, 2002, decided to launch a public purchase offering on all Italgas SpA ordinary shares outstanding not owned directly or indirectly by Eni, corresponding to approximately 56% of share capital. Eni offered a unit price of euro 13 per share, to be fully paid in cash and including a 25.7% premium over the weighted average of the last month and a 19.1% premium of the official price of the working day preceding the day of the announcement of the offering.

The public offering was closed on January 27, 2003 with the purchase of 189,340,323 shares corresponding to 97.189% of shares subject to the offering (194,817,383) and 54.326% of Italgas SpA share capital represented by 348,523,506 shares. Payment of the price of shares presented (euro 2,461 million) was effected on February 6, 2003. Italgas shares were withdrawn from the Mercato Telematico Azionario from February 7, 2003.

Summing up with the 153,206,123 shares already directly and indirectly held by Eni SpA, Eni now owns a total of 342,546,446 Italgas shares, representing 98.285% of share capital. As the conditions provided for by article 111 of Legislative Decree No. 58 of February 24, 1998 have been met, with notice published on February 4, 2003, Eni declared its willingness to squeeze-out the shares that did not adhere to the public offering. Such purchase right was exercised on March 25, 2003 without residual offering at the price of euro 13 set by an expert named by the President of the Court of Torino. Eni’s outlay is expected to amount to approximately euro 78 million.

Within its strategy of alliances with municipalities and with companies managing multiservices for local governments, Eni acquired in partnership with Acea SpA a 46.2% interest in Ages SpA, the municipal service company operating in Pisa. Eni’s expenditure amounted to euro 42 million.

Sales in secondary distribution outside Italy (3.79 billion cubic meters) declined by 3.1% (3.91 billion cubic meters in 2001).

(1)	See “Regulatory framework — Primary distribution’’, below.

Transmission

Eni transported 73.67 billion cubic meters of natural gas in Italy, an increase of 4.09 billion cubic meters, up 5.9% over 2001, due to increased volumes transported on behalf of third parties (7.70 billion cubic meters, up 67.5%), offset in part by the decline in volumes transported on behalf of Eni’s primary distribution (3.61 billion cubic meters).

Development projects

Eni and EnBW (Energie Baden-Württemberg AG, the third German operator in electricity) acquired through a 50/50 German joint venture (EnBW-Eni Verwaltungsgesellschaft mbH) a 97.81% interest in GVS (Gasversorgung Süddeutschland GmbH), the fourth operator in the German gas market. The remaining 2.19% interest is the object of a put option open to minorities, which can be exercised before September 30, 2004 at the same price conditions. The EnBW-Eni joint venture also acquired a 47.57% interest in EBS, a company in which GVS holds a 51% interest, which owns interests in companies in the area of natural gas distribution and co-generation. GVS transports and markets about 7.4 billion cubic meters of gas per year to local distribution companies serving about 750 municipalities in the south-western areas of the country through an approximately 1,880-kilometer long gas pipeline network. In 2001-20022 it generated revenues of about euro 1.5 billion and net income of about euro 59 million. On December 17, 2002 the European Commission authorized this transaction provided that the parties accept to terminate in advance of maturity the long-term supply contracts entered by local natural gas distributors and GVS or any EnBW subsidiaries. In summary, Eni and EnBW are expected to deploy their best efforts so that GVS offers a withdrawal right to its customers (which they can exercise one time only in one of two contract years of their choice — 2004 or 2006 for the contracts expiring in 2008 and 2005 or 2007 for contracts expiring in 2015). The closing of the transaction took place on December 27, 2002 for a total amount of euro 704 million for the joint venture. The partners financed the transaction through a capital increase of about euro 178 million (euro 89 million net to Eni); for the remaining part EnBW-Eni made recourse to financial markets. With this interest in GVS, Eni enters a large natural gas market and confirms its leading role in Europe.

Eni and Gazprom hold equal shares in Blue Stream Pipeline Company BV, a company established to build, finance and operate the gas pipeline linking the Russian to the Turkish coast of the Black Sea. The gasline will transport natural gas produced in Russia which will be sold jointly by Eni and Gazprom in Turkey to the Turkish company Botas under a contract expiring in 2026. The overall project is worth about dollar 2.4 billion and entails two parallel underwater lines, each 380-kilometer long and a compressor station at Beregovaya on the Russian coast of the Black Sea. Laying, which reached a record depth of 2,150 meters, was completed in February 2002 for the first line and in June 2002 for the second line; the compressor station is expected to be completed in the second

(2)	GVS’s fiscal year begins on October 1 and ends on September 30 of the following year.

Natural gas volumes transported(1)

	2000	2001	2002

	(billion cubic meters)
On behalf of Eni’s primary distribution	63.73	58.17	54.56
On behalf of third parties	9.45	11.41	19.11
Enel	6.27	6.28	8.28
Edison Gas	2.10	2.98	4.61
Others	1.08	2.15	6.22

	73.18	69.58	73.67

(1)	Include amounts destined to domestic storage.

half of 2003. Testing of the two underwater lines and of the by-pass managed by the compressor station was completed. The system was ready for operation by December 30, 2002. Commercial operations are expected to start in 2003. Volumes transported and sold are expected to increase progressively from 2003 onwards and to reach approximately 16 billion cubic meters per year (8 billion net to Eni).

Within its strategy of international expansion of gas activities on March 14, 2003 Eni reached a final agreement with Spanish company Unión Fenosa SA for the purchase of a 50% interest in its subsidiary Unión Fenosa Gas. This transaction will be achieved through a capital increase of Unión Fenosa Gas of euro 16 million (corresponding to 50% of its share capital after the increase to be entirely financed by Eni) with a surcharge of euro 424 million, bringing Eni’s total investment to euro 440 million after the granting of authorizations by the relevant antitrust authority.

Unión Fenosa Gas is active in natural gas supply and sale to final users and to power generation companies. It holds a 25-year supply contract, with an option for a 25 year extension, involving 4 billion cubic meters per year with the Egyptian Natural Gas Holding Company (EGAS) and is building a liquefaction plant with a capacity of over 7 billion cubic meters per year near Damietta, on the Egyptian coast. In May 2002 Unión Fenosa Gas signed an agreement with the Government of Oman to develop a joint venture in the gas sector, including the participation in the construction of a new liquefaction plant in Oman, which is expected to start operations from 2006. From then onwards, a contract will guarantee 2.2 billion cubic meters per year for a 20-year period. In addition, it has two LNG Time-Charters contracted for 25 years and holds a 21% and a 50% interest in the Reganosa and Sagunto regasification plants, which will start operations in 2005.

Unión Fenosa Gas will benefit from the liberalisation of the Spanish gas market which is expected to increase by an average of over 10% per year in the next five years and to reach 42 billion cubic meters by 2010. The company targets a 15% market share while also developing on international markets, in particular through the sale of approximately 2.5 billion cubic meters/year to Unión Fenosa SA’s combined cycle power plants.

Eni signed an agreement with the Portuguese government providing for the postponement of the IPO of Galp Energia (Eni’s share 33.34%) to December 31, 2003, thus postponing also to June 30, 2004 the related six-month period available to Eni to exercise its option to purchase a proportional number of Galp Energia shares (12% of its share capital) if the IPO should not take place before December 31, 2003. In 2002 Galp Energia distributed 3.3 billion cubic meters of natural gas, while in secondary distribution it sold 550 million cubic meters.

In January 2003, Tigaz (a subsidiary in which Eni holds 50% interest) further strengthened its position in the natural gas distribution market by purchasing from the Hungarian national company MOL a majority stake in four distribution companies (Mol-Gàz, Zsàmbèrkgàz, Gerecsegàz and Turulgàz) active in the central-northern areas of Hungary for approximately euro 80 million. These companies supply an aggregate of 150,000 customers distributing 400 million cubic meters of natural gas to 407 municipalities. This purchase will be finalized after the concession of authorisations by relevant authorities.

Regulatory framework

Primary distribution

In 2002 a ceiling on imported or produced natural gas input into the national gasline network for sale came into force in Italy as per article 19, line 3 of Legislative Decree 164/2000, which set the maximum allowed limit for each operator to 75% of total domestic consumption in the first regulated year. This limit is reduced by 2 percentage points for each year following 2002 until it reaches 61%. In 2003 a limit on direct sales to end customers corresponding to 50% of domestic consumption will come in force. Both percentages are calculated net of own consumption and, in the case of sales, also net of system losses. A control of respect of ceilings is performed at the end of the first three-year regulated period and later each year by comparing the three-year average allowed percentages for each ceiling with the effective limit reached by each operator in the same period.

On July 17, 2002, the Authority for Electricity and Gas adopted decision No. 137 concerning “guarantees regarding the free access of operators to the natural gas transmission network and rules for the preparation of network codes’’, in implementation of article 24, line 5 of Legislative Decree No. 164/2000. Decision No. 137 established priority criteria for the assignment of transmission capacity at entry points from international networks into the domestic network for a period no longer than five years. In particular it recognises priority access to take-or-pay contracts entered into before 1998, within the limit of the average daily contractual quantity. There is therefore no guaranteed access priority for the whole contractual flexibility. In fact, take-or-pay contracts entered by Eni before 1998 envisage Eni’s right, in its quality of purchaser, to withdraw daily amounts larger than the average daily contractual amount; this contractual flexibility provided by the difference between the maximum daily amount Eni is entitled to and the average contractual daily amount is used in particular in winter. In the event of congestion at entry points, natural gas volumes not receiving a priority are assigned available transmission capacity on a pro-rata basis. Decision No. 137 establishes a transitional regime according to which for thermal year 2002-2003 access priority is granted also to two thirds of the difference between maximum contractual daily amounts and average daily amounts. For thermal year 2003-2004, priority will be granted to only one third of that difference. On November 6, 2002 Eni filed a claim with the Regional Administrative Court of Lombardia requesting the annulment of decision No. 137/2002 as Eni considers this decision non consistent with the overall European legislative picture, especially with reference to Directive 98/30/CE and Legislative Decree No. 164/2000.

On November 21, 2002 the Italian Antitrust Authority concluded the inquiry started on request of Blugas SpA concerning Eni’s alleged violation of competition rules, and acquitted Eni for the specific case of Blugas (deriving from the fact that in the spring-summer of 2001 Eni partially accepted Blugas’s request to access the network) but judged that Eni had violated access rules by giving priority access to Italian purchasers with which Eni had entered supply contracts with volumes supplied at entry points into the Italian network. The Antitrust Authority considers that these contracts infringe the rationale of article 19 of Legislative Decree No. 164/2000 which defines the limits for volumes to be input by a single operator into the national network. Given this infringing behavior and the lack of clarity of Italian regulations and Eni’s availability to increase the transmission capacity of gaslines outside Italy, the Antitrust Authority imposed on Eni a symbolic fine amounting to euro 1,000 and requested Eni to submit “a report indicating measures to be taken to eliminate infringing behaviors with specific attention to the upgrading of the transmission network or equivalent actions’’. Eni filed this report on March 6, 2003. On February 5, 2003 Eni filed a claim with the Regional Administrative Court of Lazio in Rome requesting the annulment of the measures taken by the Authority.

In order to meet the medium and long-term demand of natural gas in particular of the Italian market, Eni entered long-term purchase contracts with producing countries that have a residual average term of approximately 17 years. Existing contracts, which in general contain take-or-pay clauses, will ensure a total of about 66 billion cubic meters of natural gas per year (Russia 28.5, Algeria 21.5, Netherlands 10 and Norway 6) by 2008. Overall natural gas volumes under contract amount to approximately 1,118 billion cubic meters. To date natural gas supply contracts have not entailed the application of take-or-pay clauses. Natural gas imports for the next few years have been programmed based on the highest flexibility allowed by such contracts, assuming that access capacity to the Italian network will be available in accordance with said flexibility. If there arises a congestion in access to the Italian network, this assumption implies a revision of the current network code (as established by the Authority with decision No. 137), also taking into account the claims filed by Eni and other operators.

Based on the best estimates currently available despite regulatory uncertainties, Eni does not consider it necessary to accrue a contingency reserve for any penalty payment related to take-or-pay clauses in supply contracts.

Secondary distribution

With decision No. 122/2002, the Authority for Electricity and Gas changed the tariff regime for natural gas distribution and supply to eligible customers which had been defined in decision No. 237 of December 28, 2000. Decision No. 122 keeps into account the decision of the Regional Administrative Court of Lombardia of June 13, 2001, which accepted the claim of the Association of natural gas distribution companies against the parameters used by the Authority in determining the cost of capital employed in order to quantify the revenue cap of said companies. Decision No. 122 introduced the method of revaluated historical cost for the determination of capital employed for those companies that are provided with audited financial statements starting from the year closing before January 1, 1991, such as Italgas, as an alternative to the parameters defined in decision No. 237/2000.

Law Decree No. 193 of September 4, 2002, in force from September 5, 2002, and turned into Law No. 238/2002 among other things prevented any increases in natural gas distribution tariffs to customers consuming less than 200,000 cubic meters/year and in electricity tariffs to eligible customers until November 30, 2002. Decree No. 193, while confirming tariffs in force before August 2002, prohibited the application of tariff increases set by the Authority for Electricity and Gas for the September-October 2002 period and suspended increases foreseen for the November-December period. As concerns the September-October period in particular, the Authority had confirmed the current tariff for natural gas distribution. On October 31, 2002, the Council of Ministers indicated to the Authority further criteria for the determination of tariffs. Based on this Decree, the Authority will: (i) define, calculate and update electricity and gas tariffs also after the opening up of markets to eligible customers in order to ensure a regular and gradual access to the free market of final users that are non eligible customers; (ii) define methods for updating tariffs with reference to variable costs that minimize the impact of inflation by providing for updating schedules adequate to the objective of reducing the effects of energy prices on inflation, but safeguarding the functioning of energy producing companies and the competitivity of the producing system; (iii) define criteria for allocating the costs deriving from social support measures, in order to reduce the aggregate net cost of interventions as much as possible and to ensure neutrality in the application of tariffs to the various groups of users. Consistently with this decree, the Authority: (i) with decision No. 195 of November 29, 2002 changed the methods for periodically updating the tariff components of electricity and natural gas related to the changes in international prices of fuels and raw materials. Such changes concern updating schedules (from every two months to every three), the duration of the reference period for the calculation of changes in average international prices as compared to the application quarter (from the preceding six months to the preceding nine months). The invariance threshold, beyond which tariffs are updated, remained at 5%. These changes caused the confirmation of tariffs defined in July until December 2002; (ii) with decision No. 207 of December 12, 2002, it decided that companies selling natural gas through local networks can maintain the conditions applied to non eligible customers at December 31, 2002. In addition, that these companies can propose their own new contract offers and offers determined according to the criteria established by the Authority adequately advertising them before March 31, 2003 (such offers must be published on the companies web page, on at least one widely sold newspaper and on the Official Gazette of their region or autonomous province).

Transmission

Under Regional Law No. 2 of March 26, 2002, the Sicilia Region introduced an environmental tax on owners of primary pipelines (operating at a maximum pressure of over 24 bar) in

Sicily. The purpose of the tax is “to finance investments aimed at reducing and preventing potential environmental damage caused by pipelines containing natural gas’’. The tax for 2002, based on the volume of the gas pipelines, has been fixed at a rate of euro 153 per cubic meter for pipelines on public land and euro 137.70 per cubic meter for pipelines on private land. The tax is payable from April 2002 and the amount due by Snam Rete Gas SpA for 2002 totaled approximately euro 97 million. The amount of the tax can be changed by the Region with special ruling before December 31 of each year. Otherwise the tax is deemed to remain the same plus the official rate of inflation as published by ISTAT.

In order to protect its interests, Snam Rete Gas: (i) on July 30, 2002, filed a claim with the European Commission aimed at opening a proceeding against the Italian Government, with the further option that the European Commission after the first inquiry phase, can request the Court of Justice to suspend the application of the regional law with an urgent ruling; (ii) notified the Sicilia Region its request for reimbursement of taxes paid, as a first step to the furthering of the dispute and warned the Sicilia Region not to make use of those sums expecting final rulings; (iii) on October 18, 2002, as circumstances materialized constituting tacit rejection of the request for reimbursement, filed a claim with the Tax Commission of Palermo aimed at obtaining a definitive and rapid decision ascertaining the legitimacy of the tax.

The Authority for Electricity and Gas, although acknowledging that the tax burden is an operating cost for the transmission activity, subjected its inclusion in tariffs to the final ruling on its legitimacy by relevant authorities. Therefore, with decision No. 146/2002 the Authority published two sets of tariffs: one, in force, that does not take into account the tax and the second one including it, that will be automatically applied with retroactive effect should the tax be judged legitimate.

In September 2002 Snam Rete Gas filed a claim with the Regional Administrative Court of Lombardia requesting the immediate application of tariffs including the tax. With ruling of December 20, 2002, the Court judged the tax at variance with European rules and therefore did not accept Snam Rete Gas’s claim. In December 2002, Snam Rete Gas suspended payments based on authoritative legal counsel and of said Court ruling. Payments effected until November 2002 totaled euro 86.4 million.

In January 2003 the Sicilia Region presented an appeal to the Council of State against the ruling of the Regional Administrative Court of Lombardia for the part that states the variance of the regional law with European rules. For cautionary reasons, Snam Rete Gas did not record the recovery of costs borne in its accounts, taking into account the uncertainties on the future evolution of this dispute and the time necessary to reach a final judgement.

With decision No. 128/2002 published on July 11, 2002, the Authority approved the tariff proposal submitted by GNL Italia SpA on March 28, 2002 for the 2002-2003 thermal year regarding the use of the Panigaglia LNG terminal. In order to encourage the development of new re-gasification terminals, with ruling 91/2002 published on May 16, 2002, the Authority set out regulations governing access to LNG terminals in the event of the construction of new facilities and of the expansion of existing facilities.

Power Generation

Eni operates in electricity generation and sale through EniPower, a company owning five thermoelectric power stations with a capacity of approximately 1,000 megawatts located at Eni’s refineries in Livorno and Taranto and at Eni’s petrochemical sites of Brindisi, Mantova and Ravenna.

In 2002, sales of electricity amounted to 5,004 gigawatthour, of which approximately 27% was sold to other Eni divisions. Sales of steam amounted to 9,302,000 tonnes. Eni sold 1,744 gigawatthour of purchased electricity to eligible customers.

In Ferrera Erbognone, near Pavia, work started for the construction of a new combined cycle power station, the first one to be built in Italy after the liberalization of the electricity market, with a capacity of about 1,030 megawatts, which will be able to produce about 6.8 billion kilowatthour/year. This power station will also produce steam for industrial use and will be fired mainly with natural gas, using also the refinery gas produced by the nearby Eni plant. The investment for the construction of this power plant amounts to euro 550 million to which euro 170 million should be added for the construction of the fuel oil gasification plant to be built in the nearby refinery. The completion of the first 390 megawatt unit and its startup is expected by the end of 2003. The investments included in Eni’s program for the reduction of the environmental impact of Eni’s plants in the Ferrera Erbognone and Sannazzaro de’ Burgondi areas will allow to reduce emissions of sulphur oxides by about 3,700 tonnes per year and the traffic of tankers on roads by 20,000 units per year.

Work started for the construction of two new combined cycle units with a total capacity of 780 megawatts in the Ravenna thermoelectric power station, which will reach a total power of over 970 megawatts and is targeted to produce about 6.4 billion kilowatthour/year. This power station will also produce steam for industrial use and will be fired with natural gas. The construction of this power station will entail an investment amounting to approximately euro 380 million and will provide relevant environmental benefits by reducing to zero air emissions of sulphur oxides (2,317 tonnes in 2001) and particulates (71 tonnes in 2001). The completion and start-up of the first unit is scheduled for late 2003.

Capital expenditure

In 2002, capital expenditure in the Gas & Power segment totaled euro 1,315 million, increasing by euro 250 million over 2001, up 23.5%, and related to: (i) development and maintenance of Eni’s primary and secondary natural gas transmission network in Italy (euro 606 million); (ii) the program for expanding power generation capacity (euro 426 million), in particular the Ferrera Erbognone and Ravenna power stations; (iii) the construction of the Greenstream pipeline (euro 236 million) transporting natural gas from Libyan fields in Wafa and Structure C of NC-41 permit operated by Eni to Sicily.

		2000	2001	2002

Purchases
Natural gas	(million cubic meters)	827	784	819
Other fuels	(thousand tonnes of oil equivalent)	842	936	885
Sales
Electricity	(gigawatthour)	4,766	4,987	5,004
Electricity trading	(gigawatthour)		1,560	1,744
Steam	(thousand tonnes)	9,535	10,025	9,302

Refining & Marketing

The organizational and industrial restructuring of the Priolo-Melilli refinery pole in Sicily is an important step in Eni’s strategy of downsizing its refining system, aimed at better balancing its own production with demand and increasing supply flexibility.

Within its program for the restructuring of its distribution network in Italy, aimed at reaching European standards in terms of average throughput and services to customers, Eni sold 246 service stations, closed down 549 service stations and upgraded its main network with the purchase of about 150 owned and leased service stations. Average throughput in Italy increased by 3.9% (from 1.643 to 1.707 million liters). Agreements were reached for the sale of another 330 service stations in Italy that are going to be finalized in 2003.

Eni continued its strategy of strengthening its presence in selected areas in Europe where logistical and operational synergies can be attained and the Agip brand is well known, by purchasing 61 service stations in France, 40 in central-eastern Europe, while agreements are going to be finalized for the purchase of 313 service stations in Spain, southern Germany and south-eastern France.

Streamlining and divestments allowed to reduce costs by euro 60 million.

	2000	2001	2002

		(million €)
Revenues	25,462	22,083	21,546
Operating income	986	985	321
Capital expenditure	533	496	550
Financial expenditure	570	51	54
Employees at period end (units)	16,130	15,172	13,757

Supply and trading

In 2002, a total of 59.50 million tonnes of oil were purchased (58.51 in 2001), of which 34.04 million tonnes from Eni’s Exploration & Production segment, 17.06 million tonnes under long-term contracts with producing countries, and 8.40 million tonnes on the spot market. Some 25% of oil purchased came from North Africa, 24% from West Africa, 17% from the North Sea, 12% from the Middle East, 10% from countries of the former Soviet Union, 8% from Italy, and 4% from other areas. Some 27.26 million tonnes were resold, representing an increase of 4.56 million tonnes, up 20.1%, over 2001. In addition, 5.06 million tonnes of intermediate products were purchased (4.18 in 2001) to be used as feedstocks in conversion plants and 16.57 million tonnes of refined products (15.23 in 2001) sold on markets outside Italy (10.16 million tonnes) and as a complement to own production on the Italian market (6.41 million tonnes).

Refining

Agreement on Priolo

Within Eni’s strategy of downsizing its refining system, aimed at better balancing its own production with demand and increasing supply flexibility, Eni and Erg agreed in October 2002 to confer the Priolo (Eni) and Melilli (Erg) refineries in Sicily, as well as their power stations to the newly established company Erg Raffinerie Mediterranee Srl (Eni’s interest 28%). Eni and Erg hold put and call options on Eni’s interest expiring in 2006 at a set price. This operation, authorized by the Italian Antitrust Authority, includes a four-year processing contract under which Erg Raffinerie Mediterranee will process about 2 million tonnes/year of crudes from Eni and will provide to Eni refined products obtained therefrom at a set price. Following this agreement, processing on own account is targeted to decline by about 7.5 million tonnes in 2006.

Petroleum products availability

	2000	2001	2002

	(million tonnes)
Italy
Refinery intake in wholly-owned refineries	32.93	32.24	30.09
Refinery intake for third parties	(3.41)	(1.45)	(1.88)
Refinery intake in non owned refineries[1]	8.41	5.92	6.27
Consumption and losses	(2.11)	(1.95)	1.91
Products available	35.82	34.76	32.57
Purchases of finished products and change in inventories	4.30	5.19	6.06
Finished products transferred to foreign cycle	(4.58)	(4.96)	(5.56)
Products sold	35.54	34.99	33.07
Outside Italy
Products available	3.07	3.02	2.98
Purchases of finished products and change in inventories	10.27	10.27	10.41
Finished products transferred to Italian cycle	4.58	4.96	5.56
Products sold	17.92	18.25	18.95
Sales in Italy and outside Italy	53.46	53.24	52.02

(1)	Includes processing at the Milazzo refinery and from October 2002 also processing at the Priolo refinery.

Processing

Refinery intake processing on own account in Italy and outside Italy (37.73 million tonnes) declined by 2.26 million tonnes, down 5.7%, due mainly to the reduction in refining capacity (one million tonnes, targeted at 1.6 million tonnes) due to the sale of refining capacity to Tamoil in 2001 and the finalization in 2002 of agreements with Erg relating to the conferral of the Priolo refinery (approximately 1.3 million tonnes, targeted at 7.5 million tonnes in 2006) to Erg Raffinerie Mediterranee. The overall balanced capacity utilization rate of wholly owned refineries was 99% with a 2 percentage point increase over 2001 including processing on account of third parties, essentially due to the better balance of refining capacity and demand deriving from the agreement on the Priolo refinery. About 37.4% of all oil processed on own account came from Eni’s Exploration & Production division (29.1% in 2001).

Ceska Rafinerska

Eni holds a 16.33% interest in Ceska Rafinerska (CRC) which owns and manages two refineries, Kralupy and Litvinov, in the Czech Republic with a total refining capacity of about 8 million tonnes/year.

In 2002 the CRC partners approved a plan for the refinery to supply a service of oil processing on account of its partners in proportion to their respective interests. This plan will be operational in second half of 2003. Previously CRC partners purchased refined products from the refinery in proportion to their respective interests.

Distribution of refined products

Sales of refined products (52.02 million tonnes) decreased by 1.22 million tonnes, down 2.3%, mainly due to lower retail and wholesale sales (1.10 million tonnes), lower sales to Eni’s Petrochemical segment in Italy (0.41 million tonnes).

Purchase/sale of service stations

Within its strategy of repositioning in downstream activities in Italy and to selectively develop outside Italy in consolidated areas with significant growth prospects, Eni closed the following transactions:

–	in Spain in equal shares with its Portuguese partner Galp Energia (in which Eni holds a 33.34% interest) Eni bought the whole distribution network of TotalFinaElf made up of 186 service stations, with a total throughput of 620 million liters/year, and a storage site with a capacity of over 100 million liters located on the Spanish Mediterranean coast. The agreement also includes the sale by Eni of 195 service stations in Italy (with a total throughput of 270 million liters/year) and by Galp Energia of 111 service stations in Portugal (with a total throughput of 260 million liters/year) to TotalFinaElf;

–	Eni purchased from Tamoil refined products distribution activities in central-eastern Europe; in particular 23 service stations in the Czech Republic, 11 in Hungary and 6 in Slovakia with a total throughput of about 45, 15 and 11 million liters per year, respectively. After the purchase, Eni’s market share will increase from 4.1% to 5.7% in the Czech Republic, from 5% to 5.7% in Hungary and from 2.2% to 3.4% in Slovakia;

–	Eni signed with Shell an agreement for the sale of 86 service stations in Italy and the purchase of 91 service stations outside Italy. The 86 Agip service stations (including 3 motorway service stations) are located mainly in central-northern Italy with a total throughput of approximately 119 million liters/year. Of the 91 service stations taken over 56 are located in southern Germany (with a total throughput of 180 million liters/year) and 35 in central-eastern France (with a total throughput of 93 million liters/year) in areas with high economic return where Eni intends to increase its market share counting on a well established brand and operational synergies. These transactions have been approved by the relevant authorities;

–	in January 2003 Eni signed an agreement for the purchase of the Spanish distribution network of Saras Energia SA (a Spanish subsidiary of the Saras group) which includes 130 service stations with total throughput of about 320 million liters/year and a storage site with a capacity of about 56 million liters, located in Gijon in northern Spain. The deal which was approved by relevant authorities will enable Eni to increase its presence in downstream oil in Spain, becoming the 4th oil company operating in the country with a 5% market share.

Within its strategy of leaving Africa, Eni finalized the sale of its distribution network in Nigeria (242 service stations).

Retail sales in Italy

Sales of refined products on retail markets in Italy (11.14 million tonnes) decreased by 500,000 tonnes, down 4.3%, due mainly to sales and closures of service stations (641 units) within the network streamlining process. Eni’s market share decreased by 2.2 percentage points from 39.7 to 37.5%, while average throughput grew by 3.9% from 1,643,000 liters to 1,707,000 liters.

At December 31, 2002, Eni’s retail distribution network consisted of 7,710 service stations (approximately 65% of which wholly owned), a 641 unit decrease over December 31, 2001, due to closures (549 service stations) related to the rationalization process of Eni’s domestic distribution network, and divestments (246 service stations) mainly related to the agreements defined with Tamoil in 2001, whose effects were offset in part by the opening of 51 new service stations and the positive balance of acquisitions and expirations of lease contracts (103 units). In 2002 Eni sold approximately 1,100 service stations to independent contractors with whom lease contracts were signed under the IP brand name.

The improvement in the quality of services to customers led to a further expansion of the automation process of the domestic network with the system of corporate credit cards active in about 76% of the whole network (about 94% of Agip service stations) at December 31, 2002 (60% at December 31, 2001).

On March 1, 2002 Eni launched its “high fidelity 2002’’ campaign which allows customers accessing self-service outlets provided with an electronic card to obtain price discounts as a function of the total amount of purchased fuel. This initiative was quite successful and lead to the distribution of 2.5 million fidelity cards which contribute to customers’ brand loyalty and use of self-service facilities.

In November 2002 Eni started selling in its Agip branded service stations in Italy a new diesel fuel with low environmental impact named BluDiesel, containing only 10 parts per

Sales of refined products

	2000	2001	2002

	(million tonnes)
Retail marketing	11.57	11.64	11.14
Wholesale marketing	11.10	11.24	10.64

	22.67	22.88	21.78

Petrochemicals	4.93	4.23	3.82
Other sales (1)	7.94	7.88	7.47
Sales in Italy	35.54	34.99	33.07
Retail rest of Europe	2.35	2.47	2.57
Retail Africa and Brazil	1.43	1.71	1.44
Wholesale marketing	6.16	5.55	5.65

	9.94	9.73	9.66

Other sales	7.98	8.52	9.29
Sales outside Italy	17.92	18.25	18.95

	53.46	53.24	52.02

(1)	Includes bunkering, consumption for electricity production and sales to oil companies and traders.

million of sulphur (10 mg/kg) and allowing for cleaner injection and protection of the fuel burning system in cars, better combustion and faster start up even at low temperatures, anticipating by seven years the European regulations on this issue. The BluDiesel campaign gives greater value to the potential of Eni’s integrated system (refining, logistics and distribution) selling in a traditionally undifferentiated market a well identifiable and branded product, aimed at meeting the requirements of consumers that pay more attention to the environment and greater care to their cars.

Sales of BluDiesel started in November 2002, by year-end 1,500 service stations were selling the new product which was well accepted by customers all over Italy. BluDiesel sales amounted to 35,000 tonnes. On the ordinary service stations network where BluDiesel is sold, average sales amounted to 20-25% and peaked in some instances at 50% of total gasoil sales.

Retail sales outside Italy

Retail sales in the rest of Europe amounted to 2.57 million tonnes and increased by 100,000 tonnes, up 4.0%, due to the purchase of service stations in France (following agreements signed in 2001 with TotalFinaElf) and in central-eastern Europe. Retail sales in Africa and Brazil (1.44 million tonnes) declined by 270,000 tonnes, down 15.8%, due mainly to the sale of Eni’s distribution network in Nigeria and to the streamlining of the distribution network in Brazil.

As of December 31, 2002, Eni’s retail distribution network outside Italy consisted of 3,052 service stations, decreasing by 304 units over December 31, 2001, due to the sale of service stations, in particular in Nigeria (262 service stations) and closures of mainly leased service stations in Brazil (101 service stations) and Switzerland (31 service stations), whose effects were offset in part by the purchase of 61 service stations in France and 40 in central-eastern Europe in the last part of the year.

Wholesale sales and other sales

Sales on wholesale markets in Italy (10.64 million tonnes) decreased by 600,000 tonnes, down 5.3%, due mainly to lower sales of gasoil for heating purposes. Market share decreased by 1.7 percentage points from 25.6 to 23.9% due to the higher share of sales of fuel oil to the thermoelectric segment in domestic consumption; Eni’s sales to this segment were not material.

Eni concluded the reorganization of its wholesale activities by concentrating all businesses into one company (Atriplex) that integrates in one central and peripheral commercial structure the segments of large and small retailers and consumers. The business was transferred as of January 1, 2003.

Sales to Eni’s Petrochemical segment in Italy (3.82 million tonnes) decreased by 410,000 tonnes, down 9.7%, due mainly to lower availability of specific refinery products (transfer of the Priolo refinery and standstills at the Gela refinery), while other sales (7.47 million tonnes) decreased by 410,000 tonnes, down 5.2%.

Outside Italy, wholesale sales (5.65 million tonnes) increased by 100,000 tonnes. Other sales (9.29 million tonnes) increased by 770,000 tonnes, up 9%, due mainly to higher sales to oil companies.

LPG

In 2002, retail and wholesale sales in Italy (780,000 tonnes) decreased by 60,000 tonnes, down 7.1%, while market share (20.9%) declined by 1.1 percentage points.

Outside Italy, wholesale sales amounted to 1.78 million tonnes with a decrease of 30,000 tonnes, down 1.7%, due mainly to the process of extension of the natural gas transmission and distribution network in southern Brazil. Market share in Brazil was 21.3% (20.8% in 2001), and in Ecuador it was 37.5% (38.2% in 2001).

Capital expenditure

In 2002, capital expenditure amounted to euro 550 million, increasing by euro 54 million, up 10.7%, over 2001 and concerned: (i) refining and logistics in Italy (euro 203 million, of which 44 in logistics) aimed in particular at maintaining plant efficiency and measures taken to comply with health, safety and environmental standards and regulations; (ii) distribution of refined products in the Italian network (euro 168 million) in particular for the reorganization, upgrade and construction of new service stations (euro 96 million) and measures taken to comply with safety, health and environmental standards and regulations (euro 16 million); (iii) activities outside Italy (euro 109 million) representing 19% of the total and concerning primarily the purchase of service stations in France (euro 29 million) and the maintenance of the LPG distribution network in Brazil (euro 26 million). Total expenditure on compliance with regulations on health, safety and the environment amounted to euro 87 million (16% of the total).

Petrochemicals

	2000	2001(1)	2002

		(million €)
Revenues	6,018	5,108	4,781
Operating income	4	(415)	(347)
Capital expenditure	265	390	249
Financial investments	4	4	1

Employees at period end (units)	12,920	12,479	11,691

(1)	2001 data assume full consolidation of Polimeri Europa Srl from January 1, 2001 (see note 1, page 6).

Market

In 2002 the demand for petrochemical products was affected by the slowdown of worldwide economy, whose effects were dampened by the build-up of stocks by end users. Margins of petrochemical products declined significantly over 2001, in particular of olefins and elastomers, due to a decrease in selling prices (down 8.1% on average) higher than the decline in prices in euro of oil-based feedstocks (down 1.2% on average). Indications of a return to profitability in 2003 are affected by the high risk of further increases in oil-based feedstocks prices due to geo-political tensions and uncertainties on the future recovery of worldwide economy.

The prices of Eni’s principal petrochemical products decreased on average by 8.1%; the main declines concerned polyethylene (down 13%, in particular HDPE) and elastomers (down 9%, in particular BR and SBR general purpose rubbers).

Segment restructuring and conferral to Polimeri Europa

The persistence of negative market conditions and the structural problems of petrochemicals worldwide, related to overcapacity, made the need for restructuring Eni’s petrochemical activities compelling. In this context Eni conferred its Strategic Chemicals business to Polimeri Europa (effective from January 1, 2002). This business includes EniChem’s core activities in olefins and aromatics, intermediate products, styrene and elastomers produced in Italy in Brindisi, Sarroch, Ferrara, Gela, Mantova, Porto Marghera, Priolo, Ravenna and Settimo Milanese. Also the research centers of Ferrara, Mantova, Porto Marghera, Ravenna and Novara were transferred, as well as the interests in industrial and commercial companies in Italy and outside Italy and about 6,100 employees. Certain plants affected by management criticalities were not transferred.

In November 2002 Eni started procedures for selling its elastomer business which produces thermoplastic rubber, specialty rubber and latices in Ravenna and Ferrara in Italy, Hythe and Grangemouth in the United Kingdom, Champagnier in France and Baytown in the United States with a total of 1,895 employees. In 2002 the elastomer division generated revenues of euro 581 million and sales of 422,000 tonnes. The due diligence phase is underway.

In 2002 Eni shut down the Porto Torres soda-chlorine plant and the Porto Marghera acetylene plant.

Sales — production

Sales of petrochemical products (6,307,000 tonnes) increased by 194,000 tonnes, up 3.2%, due mainly to the building up of stocks by end users in the first half of 2002, in particular of polyethylene and styrenic polymers. Sales of intermediate products increased significantly.

Production (9,575,000 tonnes) was in line with 2001. The increase in production registered in core business activities was offset by the decline in chlorine, determined by the shutting down of the soda-chlorine Porto Torres plant and by the sale of the polyurethane business (effective from May 2001).

Total nominal production capacity declined by 1%, due to the shutting down of the Porto Torres soda-chlorine plant and sale of the polyurethane business. The average capacity utilization rate calculated on nominal capacity was substantially stable (72.1%).

About 42% of total production was directed to Eni’s own production cycle (41% in 2001).

Oil-based feedstocks supplied by Eni’s Refining & Marketing segment covered 52% of requirements in 2002.

Basic petrochemicals

Sales of basic petrochemicals (3,681,000 tonnes) increased by 97,000 tonnes, up 2.7% over 2001, due essentially to increased sales of intermediates (up 15%) offset in part by declines in chlorine derivatives (down 7.2%). The highest increases were registered in phenol (up 40%) due to higher production available and to increased demand in a situation of limited supply due to standstills and production problems of main competitors.

Main products

	Product availability		Sales

	2001(1)	2002	2001(1)	2002

		(thousand tonnes)
Basic petrochemicals	6,610	6,634	3,584	3,681
Styrene and elastomers	1,556	1,565	1,142	1,178
Polyethylene	1,352	1,376	1,304	1,448
Polyurethane	91		83

	9,609	9,575	6,114	6,307

Internal consumption	3,965	3,979
Purchases and change in inventories	470	711

	6,114	6,307

(1)	2001 data assume full consolidation of Polimeri Europa Srl from January 1, 2001 (see note 1, page 6).

Aromatics sales increased by 6.8%, due to higher benzene purchases, while olefins sales were in line with those of 2001.

Basic petrochemical production (6,634,000 tonnes) was in line with 2001 (up 0.4%) with different trends in different products, in particular increases in intermediates and declines in chlorine derivates.

About 51% of production was destined to the internal cycle.

Styrene and Elastomers

Styrene and elastomer sales (1,178,000 tonnes) increased by 36,000 tonnes over 2001, up 3.2%, due to a relevant increase in sales of styrenic polymers and stable sales of elastomers, that were particularly affected by the slowdown in demand in some industries, and a decline in styrene monomer (down 2.8%) due to lower products available following plant maintenance standstills.

Higher increases were registered in compact polystyrene (up 7.7%) and expandable polystyrene (up 12.7%) especially due to increased demand in eastern Europe and in polybutadiene rubber (BR rubber up 13.9%). Sales of SBR and TPR rubber declined due to the negative trends in the automobile and shoe industries.

Production (1,565,000 tonnes) increased by 36,000 tonnes. Increases were registered in polystyrene despite the decline in styrene monomer production for the maintenance standstill of the largest production line, and in some elastomers.

Polyethylene

Sales of polyethylene (1,448,000 tonnes) increased by 144,000 tonnes, up 11% over 2001, due to the general increase in all products (in particular LLDPE increased by 15.6% and LDPE by 9.8%).

Production (1,376,000 tonnes) increased by 22,000 tonnes, up 1.6%.

Capital expenditure

In 2002, capital expenditure amounted to euro 249 million, with a decrease of euro 100 million, down 36.2% over 2001 due mainly to the fact that in 2001 Eni purchased (euro 108 million) the gasphase licence from Union Carbide in the Polimeri Europa Brindisi plant. Capital expenditure concerned in particular actions for complying with safety and environmental regulations (euro 135 million), actions for the improvement of reliability and safety of plants.

Oilfield Services and Engineering

With the purchase of Bouygues Offshore Saipem has become a world leader in oilfield services. The combination of Saipem’s recognised construction capabilities supported by technologically advanced vessels and Bouygues Offshore’s powerful engineering and project management expertise will allow to strengthen Saipem’s competitive position in the segment of large EPIC projects for the development of hydrocarbon fields.

In 2002 orders acquired amounted to euro 7.8 billion. Among the major contracts acquired in the year are a dollar 1.7 billion contract (Eni’s interest 25%) for the construction of the fourth and fifth train of the natural gas liquefaction plant at Bonny in Nigeria, which proves the excellence of Eni’s technological skills in the area of natural gas treatment, and a turnkey contract for dollar 662 million net to Eni for the development of the Erha hydrocarbon field in the Nigerian offshore by means of a floating production system.

With the completion of testing construction is concluded only about one year after it started of the Blue Stream underwater gasline for the transport of natural gas from Russia to Turkey through the Black Sea. This is one of the most advanced engineering works in the world for the technical challenges it posed and the techniques it required reaching unprecedented laying depths.

In December 2002 start up activities began at the fractioning units, trains 1 and 2, of the LNG-4 plant at Mesaieed in Qatar, the first plant in the world in terms of capacity. When fully operational the plant will allow Qatar Petroleum to double its LNG production.

	2000	2001	2002

		(million €)
Revenues	2,146	3,114	4,573
Operating income	144	255	298
Capital expenditure	245	304	233
Financial investments	22	74	1,055

Employees at period end (units)	13,217	18,632	9,091

Marketing performance

In 2002, Eni’s oilfield services activities were positively affected by the upward trend of oil companies’ demand for services which determined an increase in activity levels and in unit margins in the Offshore construction and Offshore drilling areas. The engineering activity too registered good signs of recovery in demand, in particular in the area of upstream plants for hydrocarbon treatment which show interesting growth prospects and where Eni has strong skills and technical know-how.

Orders acquired (euro 7,852 million) increased by euro 4,136 million over 2001, up 111%, due to the good trend of marketing activities and the purchase of Bouygues Offshore (euro 1,119 million). About 96% of new orders acquired was represented by work to be carried out outside Italy, and 12% by work originated by Eni companies. In the light of the turnover in the year, Eni’s order backlog reached euro 10,065 million at December 31, 2002, with an increase of euro 3,128 million, up 45% as compared to December 31, 2001. Projects outside Italy represented 78% of the total order backlog, while orders from Eni companies amounted to 13% of the total.

Among the most significant orders won in 2002 are:

in oilfield services:

in the Offshore construction area: (i) a turnkey contract for dollar 662 million offshore Nigeria for Esso Exploration & Production Nigeria Ltd, related to a floating production, storage and offloading (FPSO) system for the development of the Erha field. The project includes engineering, procurement, construction, towing and commissioning of the FPSO, consisting of a 285-meter long, 63-meter wide and 32-meter high hull and 24,000 tonnes of production modules. The vessel will have a storage capacity of 2.2 million barrels and an initial production capacity of 165,000 barrels/day. The FPSO is scheduled to arrive on the Erha field in June 2005, in line with planned start-up in late 2005; (ii) a turnkey contract, awarded by Mobil Producing Nigeria Unlimited for dollar 345 million for the development of the Yoho and Awawa offshore fields which includes project management, engineering, procurement, construction, transportation and installation, hook up and commissioning of one production platform, underwater pipeline laying and the installation of other facilities. The Castoro 8 vessel will install the platform and lay the pipelines between late 2003 and early 2004, whereas the Saipem 7000 vessel will install the deck during the second half of 2004. The project is expected to be completed by year-end 2004; (iii) the EPSC2 turnkey contract for phase 4 of the Peciko Project for TotalFinaElf for euro 149 million. The contract includes engineering, procurement, transport and installation of two platforms and six sealines, offshore east Kalimantan in Indonesia. Marine activities performed by Castoro 2 and Maxita are expected to be completed by July 2004; (iv) a contract for euro 63 million for Shell for the Goldeneye Project in the North Sea, comprising the laying of two sealines by Castoro 6 during the second quarter of 2003; (v) in joint venture with the Nigerian company Pelfaco a contract for the supply of the Okpoho platform for the development of the Okpoho field offshore Nigeria operated by Eni with a 100% interest. The contract (euro 53 million) includes engineering, procurement, construction and start-up activities, the installation phase is expected to be performed in June 2003 by Castoro 8.

In the Offshore drilling area: a contract with Statoil for a three-year lease of the Scarabeo 5 platform in the North Sea. The contract (dollar 160 million) includes the option of a 16-month extension.

In the Onshore construction area: (i) a turnkey contract for the construction of an oil treatment plant in the Rhourde Ouled Dejmaa (ROD) field in Algeria with a capacity of 80,000 barrels/day for Sonatrach/BHP for dollar 129 million net to Eni. The contract provides for the engineering, procurement and construction of the treatment plant and its auxiliary installations (a network of pipelines and some storage sites) and the provision of services for the operation of the plant; (ii) a contract with the Nigerian company NAOC for the upgrade of the gas plant at Obiafu/Obrikom and the construction of a flow station near the

Irri field in Nigeria. The contract provides for the engineering, procurement and construction and amounts to dollar 72 million .

In engineering:

in the Oil & Gas and Refining area: (i) in joint venture in equal shares with Technip-Coflexip, Kellog Brown & Root and JGC, a turnkey contract for the expansion of the Bonny liquefaction plant in Nigeria for Nigeria LNG. The NLNGplus project amounts to over dollar 1.7 billion (25% is Eni’s share) and provides for the construction of the fourth and fifth LNG production trains with a capacity of approximately 5.2 billion cubic meters/year each. The trains will produce also 1.1 million tonnes/year of LPG and 0.4 million tonnes/year of condensates. When the two trains are completed in 2005, the Bonny plant will process 75 million cubic meters of natural gas/day with a total production of 21.8 billion cubic meters/year of LNG and 2.3 million tonnes/year of LPG; (ii) a turnkey contract for the design, procurement and construction of an industrial complex near Qatif, about 30 kilometers from Dhahran in Saudi Arabia for Saudi Aramco. The complex includes two plants for the separation of oil from gas (GOSP) and units for natural gas treatment, oil stabilization and power generation with a treatment capacity of 800,000 barrels/day. The work is expected to be completed in 31 months; (iii) in joint venture with the Japanese companies Chiyoda and Mitsui & Co Ltd, a turnkey contract to build the fourth production line of liquefied natural gas at the Ras Laffan complex for Ras Laffan Liquefied Gas Company in Qatar that will produce approximately 4.7 million tonnes/year of LNG. The plant will be completed before the end of 2005. The contract includes engineering, procurement and construction. The Ras Laffan complex produces 6.6 million tonnes/year of liquefied gas in two production lines. Snamprogetti is working also on the design and construction of the third line, with a capacity of 4.7 million tonnes/year under a contract won in 2001;

in the Chemicals and fertilizers area: a contract to build a fertilizer complex in Oman. The dollar 770 million (50% is Eni’s share) worth project will be carried out in a 50/50 joint venture with Technip-Coflexip for Oman-India Fertilizer Company (OMIFCO) and will be the world’s largest grass-roots fertilizer complex. It will consist of two 1,750 tonnes/day ammonia plants and two 2,530 tonnes/day urea plants. The contract includes engineering, design, materials, construction management, start-up supervision and training of OMIFCO personnel. Work is expected to be completed in 35 months. All these plants will use proprietary technologies of Snamprogetti and its affiliate Haldor Topsøe, a Danish company (in which Eni holds a 50% interest) operating in the provision of engineering services and the manufacture and sale of catalysts for the chemical, petrochemical and refining industries.

Libya project

In Libya within the joint development plan of the oil, gas and condensates fields of Wafa and Structure C of permit NC-41 operated by Eni with a 50% interest (the other partner being the Libyan national company NOC) Eni companies were awarded five contracts:

–	in a consortium with Hyundai Heavy Industries a turnkey contract for the construction and installation of the Sabratha production platform, offshore western Libya, about 100 kilometer north of Tripoli, within the development of the offshore Structure C fields in permit NC-41. The total value of the contract is estimated at euro 620 million, of which Saipem’s share is euro 420 million and includes project management, engineering, procurement, fabrication, transportation and installation, hook-up and commissioning, start-up and six month of operational assistance. The platform will be installed during the first half of 2004 at a water depth of 190 meters using the Saipem 7000 vessel;

–	a turnkey contract to consortium lead by Snamprogetti (other partners being ABB Lumus and Hyundai Engineering and Construction) for the construction of a grass-root treatment plant for gas, crudes and liquid hydrocarbons from the Libyan offshore at Mellitah. The total value of the contract is euro 700 million. The consortium will provide engineering, procurement and construction of the plant that will have a capacity of 6.66 billion cubic meters/year. Work is expected to be completed in 29 months;

–	the third contract to Saipem with a value of approximately euro 400 million, includes project management, engineering, procurement, fabrication, transport and installation of two pipelines linking the Sabratha offshore platform to Mellitah on the Libyan coast, in addition to fabrication and installation of auxiliary facilities. The project will be carried out by the Castoro Sei vessel during the first half of 2004 and is expected to be completed in the spring of 2005;

–	a fourth contract awarded to Bouygues Offshore in joint venture with Doris Engineering for euro 133 million includes design, construction and installation of an underwater production system at a water depth of 190 meters;

–	a fifth contract for approximately euro 285 million was awarded to Saipem and involves the laying of the Green Stream pipeline linking Mellitah on the Libyan coast about 80-kilometer west of Tripoli to Gela in Sicily. The pipeline 540-kilometer long and with a 32-inch diameter will be laid at a maximum water depth of 1,160 meters. Pipelaying activities will be carried out during the second half of 2003 by the vessel Castoro Sei. The project is scheduled to be completed in June 2004.

Purchase of Bouygues Offshore

On July 9, 2002, Saipem completed the acquisition of Bouygues Construction’s 50.8% interest in Bouygues Offshore after receiving the approval of the European Antitrust Authority. Bouygues Offshore is a French company leader in the field of engineering for the oil industry. The cash offer price was euro 60.08 per share. Following approvals from the French and USA market authorities Saipem launched a public offering for the remaining shares held by the public at the same price paid to Bouygues Construction for its majority interest. This public purchase offering on the French market was completed on September 6, 2002 with the purchase of a further 46% interest in Bouygues Offshore (thus bringing Eni’s total amount of voting rights to 96.8%). On September 23, 2002, Saipem performed a repurchase offer followed by a squeeze-out of the minority shareholders. Such procedures were closed on October 30 and Bouygues Offshore shares were withdrawn from the Paris and New York Stock Exchanges. At the end of these procedures Saipem owned 100% of the voting rights and 98.8% of the share capital, the remaining 1.2% is represented by own shares held by Bouygues Offshore for its stock option plans. The total cost of this transaction was euro 906 million (detracted net cash acquired for euro 100 million).

The combination of Saipem’s recognised construction capabilities supported by technologically advanced vessels and Bouygues Offshore’s powerful engineering and project management expertise created a new world leader in the provision of turnkey projects to the oil industry. With this acquisition Saipem reaches a superior competitive positioning in the provision of project management, engineering, procurement and construction services for the development of hydrocarbon fields, with a particular focus on challenging projects in remote areas, deep-water environments and gas-related projects. The new group will be a truly worldwide contractor, with strong local presence in strategic and emerging areas such as West Africa, the former Soviet Union, Central Asia, North Africa, Middle East and South East Asia. Bouygues Offshore is a leader in the onshore and offshore oil and gas production facilities. Other activities include maintenance services, construction of port facilities, and LNG supply. Bouygues Offshore’s main geographic areas of activity are Europe and Africa. The company employs approximately 2,500 engineers.

Other acquisitions

In the first half of 2002 Eni finalized: (i) the purchase from Halliburton Brown & Root Ltd of a 50% interest in European Marine Contractors (EMC), a leader in the laying of large diameter subsea pipelines in the North Sea, in which it already held a 50% interest. Eni’s outlay amounted to euro 122 million. With this acquisition Eni obtains full availability of EMC vessels, among which the semisubmersible drilling rigs Castoro Sei and Semac and consolidates its capability in the field of large diameter pipelaying in deep waters: (ii) the purchase for euro 23 million of SaiClo Luxembourg, owner of the Maxita multipurpose vessel capable of laying flexible, umbilical lines and mooring systems in deep waters.

Operating activities

On June 3, 2002 Saipem 7000 pipelaying vessel has completed the deepwater installation, started in February 2002 in the Russian section of the Black Sea of the second and last line of the Blue Stream gasline, that links Russia to Turkey. The two 24-inch diameter, 385-kilometer long pipelines have been laid at a record water depth of 2,150 meters. On June 26, 2002 Castoro 8, another vessel of the Saipem fleet, completed the tie-in on the Turkish side. Hydrotest and pre-commissioning activities were completed in December 2002 and the system was ready for operation as of December 30, 2002.

Commercial activity is scheduled to start in 2003.

Capital expenditure

In 2002, capital expenditure amounted to euro 233 million, decreasing by euro 71 million over 2001, down 23.4%, and concerned mainly: (i) the initial conversion phase of Maxita aimed at increasing its flexibility and efficiency and seizing the opportunities of a strongly developing market. The vessel will retain its ability to lay flexible, umbilical lines and mooring systems in deep waters, and will also be provided with equipment for “reel’’, “J’’ and “S’’ laying; (ii) the conversion of the Mystras tanker ship purchased in 2001 into an FPSO system; (iii) upgrade actions of the 5820 package plant employed in the Libyan offshore; (iv) the preparation of the drilling plants operating in Saudi Arabia for Aramco in 2002 and the purchase of equipment to be employed in Astrakhan (Russia).

Orders acquired and order backlog

	2000	2001	2002

	(million €)
Orders acquired
Oilfield Services(1)	1,627	2,186	5,454
Engineering	3,099	1,530	2,398

	4,726	3,716	7,852

Order backlog
Oilfield Services	2,630	2,853	5,158
Engineering	4,008	4,084	4,907

	6,638	6,937	10,065

(1)	2002 data include backlog of Bouygues Offshore at the purchase date (euro 1,119 million).

Corporate Governance and Responsibility

Introduction

A responsible business practice able to combine competitivity and sustainability is an integral part of Eni’s operations.

Eni believes, in fact, that the creation of value for shareholders, especially in the medium to long-term, should be achieved in compliance with the principle of correctness of behaviour towards main stakeholders, which, beside shareholders, include employees, institutions, non governmental organizations, suppliers, customers, trade and financial partners and the communities with which the Eni group interacts.

Eni’s commitment in this sense is embodied in the principles, policies and management behaviours that characterize our Group’s activities wherever they take place and are aimed at promoting a “culture of sustainability’’ and strengthening shareholders’ and stakeholders’ trust.

This challenge projects Eni to frontiers and growth models that allow to combine performance, profits and innovation with constant attention paid to quality of life, standards of work, human rights and sustainable development.

The principles on which our practice is based derive from the values that have characterized our activity since its inception.

Towards a sustainable value

In order to promote greater integration of the principles and values of sustainability and corporate social responsibility within the Eni Group, in 2002 a specific corporate social responsibility unit was created with the task to develop corporate policies and processes for the management of sustainability and for the information on this issue, promoting the engagement of main stakeholders at international and local level. Following an internal assessment performed in the first half of 2002, Eni started a consultation process aimed at identifying priorities and specific actions of corporate social responsibility for the next few years.

Principles

Business ethics

All Eni businesses worldwide must be performed with honesty, integrity and respect for laws in force.

Respect for stakeholders

Eni intends to respect all stakeholders with which it comes in contact during its business operations, convinced that they represent a significant asset for the company.

Workers’ protection and equal opportunities

Eni respects labor rights accepted worldwide and core labor standards set by the International Labor Organization (ILO). Eni therefore ensures the freedom of workers’ union and the right to collective bargaining, rejects any form of forced and child labor and any form of discrimination. In addition, Eni is an equal opportunity employer and ensures an equal treatment based on merit to its employees.

Appreciation of professional skills

Eni acknowledges and promotes the development of employees’ skills and abilities and teamwork, so that individual energy and creativity can find a proper expression for the fulfilment of one’s potential.

Respect for diversity

In its business behaviour Eni respects cultures, religions, traditions, ethnic diversity of the communities where its operations take place and is committed to the conservation of biological, environmental, socio-cultural and economic identities.

Respect for human rights

Eni is committed worldwide within its sphere of operations to respect and support the principles contained in the “Universal declaration of human rights’’ of the United Nations.

Cooperation

Eni is committed to contribute actively to the promotion of the quality of life and the social and economic development of the communities where it operates.

Protection of health and safety

Eni ensures the highest standards of health and safety to its employees and to the communities where it operates all over the world.

Protection of the environment

Eni pays maximum attention to the environment and the ecosystem interested by its industrial activities and makes constant reference to the international conventions on sustainable development endorsed by Italy.

Synthetic Presentation of Results Obtained

Global Compact

Eni took part in various actions aimed at promoting the respect of the principles set by the UN initiative. In particular, in the field of labor standards Eni signed the transnational agreement on Industrial relations and CSR; in the area of environmental protection, the Zero Gas Flaring program first in Nigeria and more recently in the Congo; in the area of human rights, Eni holds systematic consultations with local communities in the various areas of the world where it operates respecting their diversity and their rights and aiming at identifying growth plans that take into account their development requirements and expectations.

In order to promote the conditions necessary to the creation of sustainable and enduring value, Eni is committed first of all to respect the main international conventions and guidelines on ethical, social and environmental behaviour. Under this commitment Eni supports the Global Compact action of the United Nations and its nine basic principles in the field of human rights, labor standards and environmental protection. It also participates in the actions promoted by the European Commission and OECD and by various professional associations (such as OGP, IPIECA, Confindustria, etc.) aimed at favoring best business practices in the field of social corporate responsibility.

In order to ensure consistency in the adoption of behaviors in agreement with a corporate culture and vision of sustainability, Eni relies on a system of internal regulations, a governance model that defines principles and rules for guaranteeing correct behaviour towards stakeholders that foresees adequate distribution of responsibilities and a good balance of management and controls. In 2002 Eni adopted a code on internal dealing and a disclosure procedure on corporate and group activities addressed to markets.

In the area of development of human resources and labor standards, Eni is firmly committed to investing in persons and their continuous training, increasing the value of their skills and abilities, in the conditions and organization of labor and in the quality of management. This commitment aims at favoring creativity and the tendency to innovation that represent an investment in the competitivity and duration of the company, but are also a key for higher productivity, growth and sustainability.

In this direction Eni is promoting actions for enhancing the value of the experience and competence of its human resources, by means, among others, of a new system for the management of human resources, the organization of specific training activities aimed at change management and, in the area of industrial relations, the finalization of the “Agreement on Industrial Relations at Transnational Level and on Corporate Social Responsibility’’ and of innovative management of relations with workers’ unions.

With reference to the issues of sustainable development, in 2002 Eni continued to contribute to the growth and welfare of the communities and countries where it operates while respecting the diversity of local values, and completed a number of development actions (the Roll Back Malaria initiative, agricultural development projects in Nigeria, literacy project in Brazil), paying increasing attention to the evaluation of the global impact of its industrial operations.

In the framework of a policy aimed at adopting energy solutions with the lowest environmental impact possible, Eni also defined and promoted actions for the reduction of emissions of greenhouse gases, including, among others, programs for a wider use of natural gas (as the Blue Stream project and the Zero Gas Flaring program).

Consistent with its objectives of competitivity and industrial and economic sustainability, also as concerns research and innovation, Eni has been working in the search for more efficient and environmental friendly products, technologies and services, such as, in the

Exploration & Production segment, the “Level 6 Junction’’ application that minimizes the environmental impact of oil wells and, in the Refining & Marketing segment, the introduction of the new BluDiesel, a virtually sulphur free diesel fuel.

In the search for new business opportunities and technological challenges Eni has always been paying great attention to the route chosen to achieve preset targets and has always been deploying its commitment to the areas and communities of which it feels it is an integral part.

The results achieved in the past few years confirm the resolve of a company engaged in increasing its value through actions ensuring sustainability in the short and long-term.

Results achieved are confirmed by the rating assigned to Eni by financial markets on corporate governance and corporate social responsibility:

–	Eni moved from 11th to 5th position among the 50 largest companies in Europe (those forming the Eurostoxx50 index) in the special rating of German company DWS, in cooperation with Déminor, which rates the degree of application of corporate governance principles;

–	Eni obtained the maximum ethic rating (EEE-) — confirmed also for 2003 — among companies listed on the Italian Stock Exchange in the rating of the European Investment Agency based on the respect of certain ethical principles set by the United Nations, OECD, ILO and the European Union;

–	for the third consecutive year — confirmed also for 2003 — Eni was included in the Ethical Index Euro and Ethical Index Global sustainability rating prepared by the independent financial advisor E. Capital Partners SpA and used to evaluate the social responsibility performance of the largest listed companies by investment funds. Since 2001 Eni is also included in the Top European Performers of the corporate governance rating of Déminor because it interpreted and applied the highest standards of organization of the Board of Directors and its committees.

Corporate Governance

Appropriate conduct

Due to the complex scenario in which Eni operates, the Board of Directors has deemed it appropriate to provide a clear definition of the value system that Eni recognizes, accepts and upholds and the responsibilities that Eni assumes within its group and externally in order to ensure that all Group activities are conducted in compliance with laws, in a context of fair competition, with honesty, integrity, correctness and in good faith, respecting the legitimate interests of shareholders, employees, suppliers, customers, commercial and financial partners and the communities where Eni operates. All those working for Eni, without exception or distinction, are committed to observing these principles within their function and responsibility and to make others observe them. The belief of working for the advantage of Eni cannot be a justification for behaviors contrary to such principles. To this end, Eni has issued a “Code of Conduct’’ whose observance by employees is evaluated by the Board of Directors. The Code is published in Eni’s internet site (www.eni.it).

In September 2002, the German investment company DWS (Deutsche Bank Group) in cooperation with the consulting company Déminor updated its ratings of the degree of application of corporate governance principles in 50 European companies with the highest stock market capitalization included in the Eurostoxx50 index. Eni scored fifth in Europe (eleventh in 2001) and first in Italy, as in 2001.

In its meeting of January 20, 2000 Eni’s Board of Directors resolved to adopt the Self-discipline Code of Listed Companies (the “Code’’). On that occasion, the Board — pursuant to a thorough review of the matter — underscored how Eni’s organizational model is essentially in line with the principles expounded in the Code, as well as with related recommendations issued by Consob.

In accordance with the request of Borsa Italiana SpA, in particular the “Guidelines for the preparation of the yearly report on corporate governance’’ of February 12, 2003, follows information on Eni’s corporate governance systems.

The Board of Directors: competencies, delegate powers and composition

The Board of Directors is the central element of Eni’s corporate governance system. Its responsibilities include the definition, application and updating of corporate governance rules and the determination of strategic guidelines at the Company and Group level. In addition to exclusive competencies entrusted to it by art. 2381 of the Civil Code, the Board makes decisions related to: (i) resolutions to be adopted in Shareholder’s meetings of main subsidiaries; (ii) approval of major sale and purchase transactions as well as conferral of real estate, investments, companies of amounts exceeding euro 26 million as proposed by the Managing Director and exam of the instructions provided to Group companies on these matters for their performance of such transactions.

The Board entrusted the Chairman with powers to conduct strategic international relations and the Managing Director with all managing powers except those that cannot be delegated and those reserved to the Board.

The Board of Directors is made up by 8 members elected by the Shareholders’ Meeting of May 30, 2002 for a three-year term, its mandate expires with the Meeting convened to examine financial statements as of December 31, 2004. In the Meeting of May 30, 2002 the Economy and Finance Minister, in agreement with the Minister of Productive Activities, chose not to appoint one member of the Board as per article 6 of Eni’s by-laws. The appointment of Board of Directors is regulated by article 17 of Eni’s by-laws, which calls for a list vote in order to ensure presence of representatives of minority equity interests on the Board of Directors. The lists of candidates include a resume of each candidate. Board members must comply with the honorability and independence requirements provided for by applicable regulations, as well as the professionalism and experience required for performing their duties with efficacy and efficiency, to which they are expected to dedicate adequate time and resources. In accordance with the provisions of the Code (art. 1.3), information on positions held in other Board of Directors or Boards of Statutory Auditors of listed companies, financial or insurance or large companies by members of Eni’s Board of Directors are listed below under “Positions held by Board members’’.

The Board of Directors is formed by the Chairman, Roberto Poli, the Managing Director, Vittorio Mincato, directors, Mario Giuseppe Cattaneo, Alberto Clô, Renzo Costi, Dario Fruscio, Guglielmo Antonio Claudio Moscato and Mario Resca.

On December 18, 2002, Eni’s Board of Directors, in accordance with the provisions of the Code evaluated the statements presented by Board members and established that non executive Board members are independent as they do not have any economic relationship with Eni and Eni Group companies, with the Managing Director and with Eni’s major shareholder such as to bias their autonomous judgment nor are they close relatives of the Managing Director.

Eni’s by-laws do not indicate a specific frequency of meetings. In 2002 the Board of Directors met 13 times. In the first half of 2003 the Board is expected to meet 7 times. The public is informed of the dates of meetings convened for the approval of periodic reports as provided for by applicable laws.

The Board of Directors defined the rules for the calling of its meetings; in particular, the Chairman convenes Board of Directors meetings, and, in concert with the Managing Director, defines agenda items. Notice is sent by mail, fax or e-mail within five days of the meeting’s date, at least 24 hours in advance in case of urgency. Eni’s by-laws allow meetings held by teleconference.

Board members receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions.

In 2002 on average 91% of Board members participated to Board meetings and 93% of independent non executive Board members.

Board member compensation is determined by the Shareholders’ Meeting, while remuneration levels of Chairman and Managing Director are determined by the Board of Directors, based on proposals of the Compensation Committee and after consultation with the Board of Statutory Auditors. In line with Consob provisions, the Report of Directors included in Eni SpA statutory financial statements indicates: (i) compensation paid to Board members, Statutory Auditors and General Managers; (ii) subscription rights for Eni shares assigned within three years for no consideration (stock grant) and stock options attributed to the Managing Director (Eni employee) and to General Managers; (iii) number of shares of Eni SpA and of Eni companies held by Board members, Statutory Auditors and General Managers. Information as per (i) and (ii) are included also in the notes to Eni SpA’s financial statements.

On May 30, 2002 the Shareholders’ Meeting determined the annual compensation of the Chairman (euro 250,000) and of Board members (euro 68,000). It also determined a variable compensation up to a maximum of euro 80,000 for the Chairman and euro 20,000 for each Board member to be paid in accordance with Eni positioning as compared to the other seven major international oil companies for market capitalization in terms of total return to shareholders in the reference year. The variable portion of compensation is paid to the Chairman for euro 80,000 or euro 40,000 and to each Board member for euro 20,000 or euro 10,000, respectively, if Eni’s return to shareholders is rated first or second, or third or fourth in the rating of return to shareholders of the seven major oil companies. Below fifth position no variable compensation is paid. In addition, Board members receive euro 1,000 for the participation to each meeting of the Board and of Board committees, along with any expense incurred for performing their duties.

With reference to the powers delegated to the Chairman and Managing Director, the Board of Directors determined their compensation, made up of a fixed and a variable part.

The variable part of the compensation of Chairman and Managing Director, as well as the variable part of the compensation of Eni’s top management (General Managers of divisions and managers holding positions directly reporting to the Chairman and Managing Director) is related to the achievement of specific economic and operating objectives (profitability, efficiency, strategic projects) and share price objectives (price of Eni shares, comparative total return to shareholders). With reference to Eni’s performance in 2001, 47% of the remuneration of the Chairman and of the Managing Director was variable, 41% of that of the top management. The variable part of compensation includes, beside the monetary component, Eni’s stock grant plans (see specific information on stock options and stock grants in the Report of Directors included in Eni SpA’s statutory financial statements).

Board committees

In order to carry out its tasks more effectively, the Board of Directors has instituted three Committees: the Audit Committee and Compensation Committee, which are formed exclusively by independent, non-executive Board members, and the Oil & Gas Committee.

The Audit Committee is comprised by Mario Giuseppe Cattaneo, Alberto Clô, Renzo Costi and Guglielmo Antonio Claudio Moscato; the Compensation Committee is comprised by Mario Giuseppe Cattaneo, Renzo Costi and Mario Resca; the Oil & Gas Committee is comprised by Alberto Clô, Dario Fruscio, Vittorio Mincato and Guglielmo Antonio Claudio Moscato.

Board members do not receive additional compensation for performing their functions in Board committees.

Audit Committee

The Audit Committee, based on the decision adopted by the Board of Directors on October 18, 2000, holds functions of supervision and proposal in the area of monitoring general management issues.

In the course of 2002 the Audit Committee, which convened 11 times, and in the January 1 to March 27, 2003 period convened 5 times, has accomplished the following: (i) reviewed the audit programs prepared by Eni SpA’s and Group companies’ internal audit functions; (ii) reviewed and evaluated results of Eni SpA’s and Group companies’ internal auditing procedures; (iii) met with top level representatives of administrative functions in the main subsidiaries, chairmen of boards of statutory auditors and partners responsible for audit companies to examine the essential features of fiscal year 2001 and 2002 financial statements with specific reference to extraordinary transactions and relations among functions entrusted with controls in Eni SpA and its subsidiaries; (iv) monitored the development of the operational model of the internal audit function; (v) examined the issues related to the option of appointing to additional functions companies belonging to the network of the external auditors, expressing its opinion; (vi) met with the Group’s main external auditor in order to discuss the issues emerged during the audits performed, also as concerns the application of accounting standards to the preparation of Eni’s financial statements under U.S. GAAP; (vii) examined and monitored the activities devised by Eni for the compliance with rules introduced by Legislative Decrees 231/2001 and 61/2002; (viii) examined the system devised for the control of primary projects; (ix) examined the revised edition of the Code of Self-Discipline presented by the Committee for corporate governance of listed companies in July 2002 and expressed its opinion; (x) reviewed the situation of appointments of external auditors of main group companies, the relevant accounts and the opinions contained in the reports of external auditors of Eni’s Italian subsidiaries; (xi) met with the Group’s main external auditor in order to discuss the issues related to new US legislation, presenting its decisions concerning the review of the Committee’s function to be made by the Board of Directors.

Compensation Committee

The Compensation Committee proposes incentive schemes and the yearly remuneration of the Chairman and Managing Director to the Board of Directors and overviews the criteria used in determining compensation of the Group’s top management.

In 2002, the Committee met three times and accomplished the following: (i) reviewed the objectives of the 2002 Group Incentive Plan and the results of the 2001 plan, also with reference to the proposed capital increase for the offer of free shares to managers; (ii) presented a proposal concerning the fixed and variable remuneration of the Chairman and Managing Director; (iii) presented a proposal for the new 2002-2004 Stock Option Plan for managers in positions directly affecting results or in strategic positions (see “Incentive plans for Eni managers with Eni stock’’ in “Other Information’’ below); (iv) reviewed the guidelines and criteria of the remuneration policy for Group managers.

Oil & Gas Committee

The Oil & Gas Committee is entrusted with the monitoring of trends in oil markets and the study of their aspects.

In 2002 the Oil & Gas Committee, which was created on June 5, 2002, met two times and examined the scenario of the major external indicators (Brent price, refining margins, exchange rates, etc.) on which Eni’s 2003-2006 four year plan is based.

Board of Statutory Auditors

The Board of Statutory Auditors, in accordance with article 149 of Legislative Decree No. 58/1998, monitors the respect of laws, of Eni’s by-laws, of the principles of proper administration, the adequacy of the company’s organizational structure for the parts concerning administration and accounting, internal controls and Eni’s administration and accounting systems, as well as its reliability in presenting information properly.

The Board of Statutory Auditors comprises five auditors and two substitute auditors, all appointed by the Shareholders’ Meeting of May 30, 2002, with the exception of the Chairman, who was appointed on May 29, 2002 with decree of the Minister of Economy and Finance in consultation with the Minister for Productive Activities, in accordance with article 6 of Eni’s by-laws. The Board of Statutory Auditors is appointed for a three-year term, its mandate expires with the Meeting convened to examine financial statements as of December 31, 2004. Articles 17 and 28 of Eni’s by-laws call for a list vote in order to ensure presence of representatives of minority equity interests on the Board of Statutory Auditors. Auditors are autonomous and independent even from the shareholders who elected them (article 14.1 of the Code). The lists of candidates include a resume of each candidate.

The Board of Statutory Auditors is made up of the Chairman, Andrea Monorchio, four auditors, Luigi Biscozzi, Paolo Andrea Colombo, Filippo Duodo and Riccardo Perotta, and two substitute auditors, Fernando Carpentieri and Giorgio Silva. Eni’s by-laws allow meetings held by teleconference.

Statutory auditors receive in advance adequate and thorough information on all issues subject to Board evaluation and resolutions.

On December 19, 2001 Eni’s Shareholders’ Meeting modified art. 28 of Eni’s by-laws in order to include the provisions contained in the Decree of the Minister of Justice No. 162 of March 30, 2000, concerning the honorability and professional requirements of auditors of listed companies. The by-laws state that at least two auditors and one substitute auditor are chosen among chartered auditors and must have performed auditing activities for at least three years and that auditors not provided with these requirements must be chosen among those provided with the level of professionalism described in Decree 162/2000. For the purposes of said Decree, the by-laws define as related subjects commercial law, corporate economy and finance, engineering and geology. Eni’s auditors are all chartered auditors.

Special powers of the State — golden share

Eni’s by-laws (published on Eni’s internet site) in its article 6.2, which applies article 2, line 1 of Law Decree No. 332 of May 31, 1994, modified and converted into Law No. 474 of July 30, 1994, attributes to the Minister for Economy and Finance, in agreement with the Minister for Productive Activities, the following special powers: (a) approval or disapproval of the acquisition of material interests representing at least 3% of the share capital of Eni SpA having the right to vote at ordinary shareholders’ meetings; (b) approval or disapproval of shareholders’ agreements or other arrangements (as defined by article 122 of Legislative Decree No. 58 of February 24, 1998) involving 3% or more of the share capital of Eni SpA having the right to vote at ordinary shareholders’ meetings; (c) veto power with respect to shareholders’ resolutions to dissolve Eni SpA, to cause a transfer, merger or demerger, to transfer the registered office of Eni SpA outside Italy, to change the corporate purposes or to amend or modify any of the special powers described in this section; (d) appointment of a Board member and an auditor. The Italian Government made use of the powers described under (a) in order to allow a merchant bank to own shares of Eni SpA to be resold on the market following an IPO; but it never made use of the powers described under (b) and (c).

The exercise of these special powers is regulated by the mentioned law and by a regulation published by the Council of Ministers on February 11, 2000.

Investor relations and information processing

In concert with the launch of its privatization process, Eni adopted a communication policy aimed at promoting an ongoing dialogue with institutional investors, shareholders and the markets to ensure systematic dissemination of exhaustive and prompt information on its activities, with the sole limitation imposed by the confidential nature of certain information. Information made available to investors, markets and the press is provided in the form of press releases, regular meetings with institutional investors and the financial community and the press, in addition to general documentation released and constantly updated on Eni’s internet site and sites of the Group’s main companies. Investor and shareholder relations are handled by special Eni functions.

Information regarding period reports and major operations as well as procedures concerning corporate governance is promptly released to the public, also through the internet site. A specific section of Eni’s site contains all press releases, presentations provided in meetings with the press and financial analysts, notices to shareholders and bond holders and information concerning shareholders’ and bond holders’ meetings, including proceeds thereof. Documents available to the public are mailed on request. Available to shareholders are also a mailbox (segreteriasocietaria.azionisti@eni.it) and a toll-free telephone number (800940924) for requesting information and documents.

Eni is aware that financial information plays a crucial role in the functioning of capital markets and in the creation and maintenance of satisfying relationships between the company and its increasingly wide area of stakeholders. Eni is also aware that investors’ trust in listed companies is one of the essential elements for the functioning of global economy. Investors must be able to rely on the absolute moral integrity of persons responsible of key positions in companies and on the respect of corporate codes of conduct, procedures and rules. Eni’s commitment to provide investors and markets with truthful, complete, transparent, timely and selective financial information is confirmed by its Code of Conduct, that identifies the fundamental values for the deployment of its activities in the completeness and transparency of financial information, the formal and substantial legitimacy of behaviour of its employees at any organizational level and the clarity and truthfulness of its accounting, in accordance with laws and regulations in force.

On December 18, 2002, Eni’s Board of Directors approved a “Procedure for the disclosure of information to the market concerning Group activities’’ published on Eni’s internet site. The procedure acknowledges the “Guidelines for information to the market’’ issued in June 2002 by the Company Information Forum, defines the requirements for disclosure to the public of price sensitive events (materiality, clarity, homogeneity, information symmetry, consistency and timeliness) and the information flows for acquiring data from Group companies and providing adequate and timely information to the Board and the market on price sensitive events.

Eni’s Code of Conduct defines confidentiality duties upheld by Group employees relating to the treatment of sensitive information.

Internal dealing

In compliance with the provisions contained in the Rules of the markets organised and managed by Borsa Italian SpA (the Italian Stock Exchange), as in the text modified by Consob with Resolution 13655 of July 9, 2002, on December 18, 2002 Eni’s Board of Directors has approved the Code of Conduct for Internal Dealing (published on Eni’s internet site) concerning transactions involving financial instruments issued by Eni SpA and its listed subsidiaries. This Code, in force from January 1, 2003, contains the provisions that govern public disclosure obligations and limitations regarding transactions involving financial instruments issued by Eni SpA and by its listed subsidiaries executed on their own behalf by relevant persons. Relevant persons have been identified to be: (i) Board members and auditors of Eni, the Magistrate of the Court of Accounts delegate inspector; (ii) the managers directly reporting to the Chairman and the Managing Director of Eni and the managers directly reporting to the aforementioned first line of managers.

According to the Code, the market has to be informed at the end of each calendar quarter about the operations carried out by relevant persons if their amount in each calendar quarter exceeds euro 35,000 (the limit set by the Rules of the Italian Stock Exchange is euro 50,000) while the market has to be informed without delay of transactions if their amount exceeds 175,000 in each six-month calendar period (the limit set by the Rules of the Italian Stock Exchange is euro 250,000).

The stock options exercise in connection with stock option plans and the sale of shares acquired in connection with stock option and stock grant plans are to be taken into account with reference to the above mentioned limits.

The Code on Internal Dealing prevents relevant persons from carrying out transactions on the financial instruments issued by Eni SpA and its listed subsidiaries in the fifteen working days preceding the meetings of the Board of Directors of Eni SpA convened to review the financial statements and the preliminary results as well as, if not announced in the previous cases, the meeting of the Board resolving on the dividend proposal to the Shareholders’ Meeting. This prohibition does not apply to the option exercise in connection with stock option and stock grant plans, provided that shares are not sold in said periods.

External positions held by Board members

Based on the information received, follows information on external positions held by each Board member in companies listed on regulated markets also outside Italy, in financial, banking, insurance or very large companies (as per article 1.3 of the Code).

Roberto Poli

Chairman of the Board of Directors of Poli Morelli & Partners SpA and Prof. Roberto Poli e Associati SpA; Board member Mondadori SpA, Fininvest SpA, Merloni Termosanitari SpA and G.D. SpA; general partner of Brafin SapA.

Vittorio Mincato

Board member of Il Sole 24 Ore SpA.

Mario Giuseppe Cattaneo

Chairman of the Board of Directors of C.B.I. Factor SpA; Board member of Otis SpA, Unicredito Italiano SpA, Unicredit Audit SpA and Banca Lombarda SpA; Deputy Chairman of the Board of Directors Euromobiliare Fondi SpA.

Alberto Clô

Chairman of the Board of Directors of Aeroporto G. Marconi di Bologna SpA; Board member of GTP Holding SpA, Finmeccanica SpA, ASM Brescia SpA and SAGAT SpA.

Renzo Costi

Board member of Editrice Il Mulino SpA.

Guglielmo Antonio Claudio Moscato

Board member of Trevi Fin SpA.

Mario Resca

Chairman and Managing Director of McDonald’s Italia SpA; Chairman of the Board of Directors of Italia Zuccheri SpA; Board member of Mondadori SpA.

Development of Human Resources and Working Standards

Eni is committed to creating a work environment based on mutual respect and trust, group spirit, transparency in relations with employees and workers’ unions and oriented to the professional growth of human resources also by means of learning paths aimed at developing skills and favoring learning, generating enduring value and consequently profits and employment. In order to achieve these objectives Eni is implementing an organizational and management model that efficiently supports the Group’s strategic development lines.

Strategies for change

With the incorporation of Snam and AgipPetroli Eni completed a change, started in 1997 with the incorporation of Agip, aimed at transforming Eni from a holding company to an operating company directly governing its core businesses and achieved through the creation of three main divisions: Exploration & Production, Gas & Power and Refining & Marketing, all reporting to Eni’s Managing Director.

The Human Resources and Organization function has been restructured and divided into local areas and service centers, with the governing and guiding functions concentrated in Eni Corporate, consistently with the guidelines of Eni’s new system for the management and development of human resources and with Eni’s organizational model. The organizational structure and operating mechanisms of the Exploration & Production division have been reviewed, both at geographical level and in terms of centralised technical services with the aim of: (i) improving systems for planning and monitoring growth; (ii) optimizing the processes for the evaluation and definition of exploration and development expenditure; (iii) improving the use of technical levers by adopting innovations aimed at increasing the value of projects.

The new system for the management of human resources was completed by introducing methods for the evaluation of managers’ skills and potential. This system allows for a constant improvement of efficiency and the innovation of operating processes in response to competitive challenges and in terms of expected performance. It represents also the premise for a further development aiming at disseminating and preserving the Group’s wealth of skills and experiences (knowledge management).

Communication and training

The management of change determined by the new organizational model and by the new system of evaluation of human resources was supported by specific communication and training actions through which the contents and responsibilities of their respective roles have been communicated to and discussed with senior and junior managers and all employees involved in relevant management functions, as well as the persons working in the Human Resources and Organization function.

In order to disseminate knowledge and information on Group strategies, policies and activities an intranet portal named MyEni was opened for all Eni employees in Italy and outside Italy.

Industrial relations

Eni has a tradition of positive relationships with workers’ unions with which it always maintained a constant and fruitful dialogue by means of an open and constructive partnership.

In 2002 some important objectives were met: (i) on February 12, 2002 employers and workers’ unions signed the new collective contract for employees in the chemical, pharma-chemical, chemical fibers, ceramics, abrasives, lubricants and LPG segments; (ii) on March 1, 2002, employers and workers’ unions signed the new collective contract for the natural gas and water segment; (iii) on March 14, 2002 employers and workers’ unions signed the new collective contract for the energy and oil segments for a four-year term as concerns norms and regulations and for a two-year term as concerns salaries; (iv) on November 29, 2002, Eni and Italian trade unions (Filcea-Cgil, Femca-Cisl, Uilcem-Uil) and ICEM (the International Federation of Chemical Energy Mine and General Workers’ Union) signed an “agreement on industrial relations at transnational level and on the social responsibility of corporations’’. With this agreement Eni completed the innovation of consolidation process of industrial relations started in June 2001 with the Protocol for Industrial Relations and the new agreement on European Company Committee.

Eni is one of the very few oil and gas companies in the world to have signed an agreement of this kind through which it expresses its commitment to the application and enhancement of its guiding principles, to respecting human and workers’ rights as defined by the international conventions of the International Labor Organization, and to establish a constructive relationship with workers’ unions at a global level.

Employees

At December 31, 2002, Eni’s employees were 80,655 with an increase of 8,250 employees over December 31, 2001 (up 11.4%), as a result of the 9,860 persons increase outside Italy (up 36.3%) offset in part by the 1,610 persons decrease in Italy (down 3.5%).

Employees hired in Italy were 43,682 (54% of all Group employees), of these 41,211 were working in Italy, 2,103 outside Italy and 368 on board of vessels. As compared to 2001, the 1,610 unit decline in employees was due to changes in consolidation (302) and to the balance of persons leaving their job and new hiring (1,308).

The process of efficiency improvement continued with the dismissal of 3,447 persons, of these 2,932 had an open-end contract and 515 a fixed-term contract, and with the hiring of

Employees at year-end

	2000	2001	2002

		(units)
Exploration & Production	7,741	7,533	7,715
Gas & Power	16,100	14,286	13,317
Refining & Marketing	16,130	15,172	13,757
Petrochemicals	12,857	12,479	11,691
Engineering and Oilfield Services	13,217	18,632	29,091
Other activities	3,924	4,303	4,990

	69,969	72,405	80,655

2,139 employees, of which 936 persons with a fixed-term contract and 1,203 with open-end contracts; of these 599 persons had university qualifications (356 are engineers) and 487 persons had a high school degree, working in operating jobs in order to improve the qualitative mix of production units.

Employees hired and working outside Italy at December 31, 2002 were 36,973 (46% of all Group employees), with a 10,403 persons increase due mainly to the acquisition of Saipem SA (formerly Bouygues Offshore), the consolidation of foreign subsidiaries of Polimeri Europa and hiring of personnel on fixed-term contracts for Saipem in Kazakhstan.

Sustainable Development

In 2002 expenditure for local communities amounted to approximately euro 49 million, confirming the trend set in the past and consistent with Eni’s expansion in new activities and geographical areas. About 85% of resources were addressed to infrastructure and social environmental actions, about 12% to cultural initiatives and the remaining 3% to actions in the field of health. In comparison with past years, Eni registered a progressive decline in the health field and an increase in social and environmental actions, in line with its increasing commitment to the promotion of sustainable processes.

Being convinced that business performances cannot be separated from a responsible business behaviour, Eni is committed to understanding and respecting the cultural, social, economic and natural environments where it operates and to finding innovative solutions for the protection of the social and natural environments of its areas of work.

In a world where the roles of institutions and communities change rapidly, where the imbalances of globalization of economic processes require the active involvement of all the actors of society, businesses can play a fundamental role in contributing to generate growth and development and a general improvement in the quality of life.

Energy companies, like Eni, have to meet the increasing expectations of communities at local and worldwide level, both in terms of reflection on values and of integration of those very values in their organization, policies and day to day management of their operations.

In this sense, within its strategy aimed at ensuring the sustainability of its operations, Eni considers the establishment of strong cooperation ties with producing countries and local communities, the consolidation of good relations with its stakeholders and the promotion of a proper and efficient policy as concerns health, safety and the environment, foremost priorities.

Eni is therefore committed to providing production skills, to improving the quality of life and to favouring the social and economic development of the areas where it operates by promoting and carrying out projects and initiatives that can develop autonomously and be integrated in the social fabric.

At the same time Eni pays special attention to the protection of health, work safety and a proper management of facilities, as well as to the protection of the environment. In general, Eni’s strategic orientations are aimed at the development of a sustainable energy system in which all its business functions are engaged.

Contributions to local development

Eni contributes actively to the welfare of populations and countries where it operates, trying to identify their real needs that change according to their development level, and to provide adequate and efficient solutions to problems and expectations in order to generate sustainable and enduring value. Its final objective is to contribute to economic self-sufficiency, to favour the transfer of skills and knowledge, to promote dialogue with stakeholders while creating and preserving a climate of trust.

The will and commitment to improve living standards, economic conditions and development opportunities takes its actual form in projects aimed at social development, environmental protection and training, health programs and cultural initiatives, managed directly or jointly with industrial partners and in most cases with the cooperation of local or international non governmental organizations and agencies with a total engagement of local communities.

This process is continuously evolving and is integrated — both at the start and at the end — with an evaluation of expected and achieved results and of impact on the areas, with the aim of constantly improving interventions.

In the following pages we describe the most relevant initiatives carried out in 2002, including the implementation of programs started in past years and new projects (a complete picture of all actions can be found in Eni’s new portal at the web address www.eni.it).

Infrastructure and social environmental initiatives

Eni’s contribution to the sustainable development of the countries where Eni operates takes the form of actions capable of generating welfare in the communities to which they are addressed, but most of all to lay the basis for autonomous growth. This is why, besides meeting the need for social and material infrastructure, Eni has put in place programs for rural development, fostering the creation of small enterprises, also by means of micro-credit schemes, and carried out projects supplying energy to communities and villages that are nor linked to energy distribution networks.

The most significant interventions of 2002 were:

Agricultural development schemes in Nigeria

Agricultural development projects significantly contributed to improving social and economic conditions of the rural communities of the oil-rich Niger Delta area.

Based on the positive results of the Green River Project, a modular and integrated agricultural development project that reached until now about 177,000 persons living in the states of Rivers, Bayelsa, Delta and Imo, Naoc is implementing the Burma Rice Farm project in Bayelsa in agreement with the local government. This three-year agricultural program (2001-2003) aims at reintroducing large scale cultivation of rice in an areas where it had been widespread until the mid-eighties and was later abandoned. In particular the project aims at increasing local crops, reducing imports, increasing employment and recovering grounds non suitable for other traditional crops. The program is carried out on model farms with 50-hectar plots targeting production at about 200 tons per year, corresponding to a third of estimated local requirements. Beside significantly improving the food supply in the area, the project will create new employment opportunities and promote more profitable farming, also disseminating the results obtained among local farmers.

Integrated rural development scheme in Venezuela

This project is part of the social investment program started by Lasmo and later implemented by Eni in favour of communities in the Dación area, in the Anzóategui state. The project aims at improving technical knowledge, organizational skills and financial autonomy of existing farms and small enterprises and promoting the birth of new economic activities.

The implementation of this project has been entrusted to the FUNTAG (Fundación Técnico Agropecuaria de Guanape) Ngo and concerned: (i) technical and financial support to farmers and micro-enterprises; (ii) training in agriculture, transformation of crops and animal husbandry; (iii) organizational support to new production units; (iv) provision of loans by means of a communal rotating fund.

The project supported directly about 100 persons (farmers and small entrepreneurs) and indirectly about 2,000 persons.

Social infrastructure in Kazakhstan

Within the Karachaganak project, in cooperation with its industrial partners, Eni completed the reorganization of the water distribution system in Aksai. At Uralsk, the Kazakh Drama Theater was built, while construction started for a stadium and a center for water sports. Some streets and squares were restructured.

In the area of the capital city, Astana, Eni funded a program for public works and social facilities: a sanatorium was built at Borovoye, a child playing center was opened at Baldauren,

near the Chuchye lake, while other facilities, such as the new national library are still in the construction phase.

Consistently with its commitment to sustainable development, Eni deploys its activities in full compliance with existing laws and the highest international environmental standards, performs actions aimed at reducing environmental impact and promotes nature conservation and protection initiatives. In 2002, beside the Zero Gas Flaring program (see Health, safety and environment below) aimed at reducing greenhouse gas emissions and in particular emissions related to the combustion of gas associated to oil production, the following programs are worth mentioning:

Project for the disposal of solid urban waste in Nigeria

In agreement with the government of the Rivers state, Eni funded the preparation of an integrated program for the disposal of solid urban waste in Port Harcourt, a city whose population trebled in the past ten years. The project, that shall be implemented by the Port Harcourt municipality, concerns the full cycle of solid waste (collection, treatment, recycling and disposal) and is expected to cover 5 phases in 11 years with the gradual introduction of advanced technologies.

After the completion of the first phase, waste management services will cover a population of about 660,000 persons. When fully implemented, the integrated program will cover the whole city, whose population is estimated in 1,250,000 persons. This program will also allow to create employment: 300 persons in the first phase and 500 at full operation.

In the countries where it operates, Eni contributes to the development of training, especially of young people, promoting basic schooling programs, specialized training and vocational training courses in technical-scientific and economic-management subjects in order to favour access to labor markets. Among the main initiatives of 2002 are:

Literacy program in Brazil

“Alfabetizaçao solidària’’ is a program to which Eni collaborates since 2001 with the Ministry of Education, universities and municipalities and many Brazilian and foreign companies. Launched in 1997 in the northern and north-eastern regions, the program is addressed mainly to adolescents living in the Brazilian provinces where illiteracy is most widespread. The program aims at containing school leaving and at providing vocational training by means of specific training courses for the students that have completed the basic literacy phase. The project was quite successful in terms of number of participant students and municipalities. At the end of the first half of 2002 about 1.3 million students attended the courses in over 2,000 municipalities with the cooperation of about 100 Brazilian and international companies and over 200 universities that trained over 150,000 teachers.

Health

Eni’s commitment in the field of health aims at improving health conditions by means of local actions providing basic assistance and infrastructures and at offering an active contribution to the solution or mitigation of the most serious complaints that often become real emergency situations and are one of the major obstacles to the development of peoples and countries. This is why Eni supports cooperation with research institutions and programs organized by international organisms.

Among others, Eni supported in particular international programs for the containment of epidemics, such as malaria and AIDS:

Roll Back Malaria

In the fight against malaria, after the very positive results achieved in Azerbaijan from 1999 to 2001, in cooperation with the World Health Organization, Eni provided its know how and facilities for repeating the program of prevention and control of malaria in the Bayelsa state in Nigeria.

As a support to the Nigerian program to fight malaria, in 2002 Eni signed a protocol with the state of Bayelsa and the Ologoama community for the implementation of the Roll Back Malaria program in the Okoroma/Tereke area (Niger Delta) addressing a population of about 5,000 persons.

In the first phase Eni cooperated to: (i) the construction of a properly equipped health center; (ii) the supply of ambulance boats; (iii) the distribution of mosquito nets impregnated with environment friendly insecticide; (iv) the restructuring of the Ologoama water system.

Actions planned for the future include: training of nurses and responsible persons; epidemiologic control; an information campaign to favour awareness and knowledge in the population.

The project is going to be extended to other areas in the light of results achieved.

AIDS prevention

Eni is also strongly committed to the fight against AIDS: it contributes to the “Global Fund to Fight AIDS, Tuberculosis and Malaria’’ in particular to the AIDS prevention programs of the Fund for Sub-Saharan Africa, in particular in Nigeria, aimed at preventing mother-child transmission, expanding access to retroviral drugs and disseminating information. Always in Nigeria, in the Niger Delta region, in cooperation with UNICEF Eni is carrying out a program for the prevention of mother-child HIV transmission.

Among initiatives taken in 2002 the following are worth mentioning:

Restructuring and recovery of the Talanga Hospital in Brazzaville, Congo

With the aim of ensuring functioning and general management of the Talanga Hospital, one of the largest in Congo, Eni and the Lombardia region fostered a cooperation agreement between the Congolese hospital and the Sacco hospital in Milan, specialized in tropical medicine.

The two-year assistance program was completed in 2002. The Italian hospital supplied consultancy and training for doctors, nurses and administrative staff, as well as technical assistance for the maintenance of medical equipment.

This phase was the conclusion of a program of cooperation between Eni and the Congolese authorities, where Eni funded and followed the reconstruction and reorganization of this hospital that was seriously damaged by warfare in 1998.

Basic health assistance in Ecuador

In the Pastaza province Eni is supporting a program for basic health care and hospital care to the whole population of the province. The program aims at developing a network of basic health centers, creating the so called “brigadas de la salud’’, small units made up of doctors and nurses that periodically visit the remotest villages, an airplane-carried first aid unit for emergency cases.

Ongoing and completed actions include: a program for the control of malaria, information campaigns, training courses, community infrastructure projects.

Cooperation with the Italian Anti-cancer League

After having participated in the information and prevention campaign organized by the League and directed to Eni employees, in 2002 Eni funded the League’s campaign against smoking. Consistently with the no-smoking policy adopted by Eni, initiatives were promoted to help employees stop smoking.

Theodora Foundation

In 2002 Eni continued and expanded its support to the Theodora Foundation, established in 1999 to alleviate the sufferings of hospitalized children by means of weekly meetings with “Doctor Dream’’, a group of specifically trained clowns. The Foundation is part of network originated in Switzerland in 1993 and now present in 85 hospitals in 9 countries (in Italy it is present in 7 hospitals). Eni sponsors free shows held at the Gaslini Hospital in Genoa and is now going to extend its sponsorship to other hospitals in Rome and in Tuscany.

Culture

Eni pays special attention to the artistic and cultural heritage of peoples and countries it gets in contact with, in particular it sponsors initiatives aimed at protecting and maintaining the value of works of art, favoring their diffusion by exhibitions, concerts, restoration and archaeological campaigns.

Among the main initiatives sponsored in 2002 are:

Support of musical institutions

Eni continued to sponsor some of the major Italian musical institutions, such as the Teatro Alla Scala in Milan, the Teatro La Fenice in Venice and the Accademia Nazionale di Santa Cecilia in Rome. It also sponsors the Teatro dell’Opera in Rome and the Teatro Regio in Turin.

Already for a few years Eni has been sponsoring the Ravenna and the Spoleto festivals, two relevant artistic events internationally renowned. It is also sponsoring the concert and opera season of the Teatro Comunale in Ferrara.

Art shows

As part of its fruitful collaboration with the Palazzo Ducale in Genoa, Eni sponsored the exhibition of great Ligurian paintings from the Ermitage that described the relations between Genoa and the court in St. Petersburg in the eighteenth century. Eni also sponsored the “La celeste galeria’’ exhibition in Mantua which reunited for the first time after four centuries many masterpieces owned by the Gonzaga family, now dispersed in museums and collections all over the world.

Protection of health, safety and the environment

Constant attention to the protection of health, safety and the environment, led Eni to review its organization in this area in the light of its new structuring by divisions.

HSE guidelines published in 1999: (i) established principles and policies; (ii) defined roles and responsibilities of Eni corporate and business units; (iii) outlined an organizational scheme of Eni’s management system oriented to continuous improvement.

In order to increase Eni’s commitment to the implementation of these guidelines and the trend to the continuous improvement of sustainability in 2002 Eni created a specific HSE unit with the following tasks: (i) elaborating a plan consistent with Eni’s policies and guidelines; (ii) implementing a management model representing a reference point for all business units; (iii) responding to the increasing challenges of environmental sustainability.

In 2002 Eni’s business units continued to obtain certification of their management systems under the most stringent international standards. Certifications reached a total of 83 and covered all the units most exposed to risks for health, safety and the environment and public safety. At the same time audit efforts continued for controlling efficiency and efficacy of management systems. In 2002, a total of 774 audits were performed by internal and independent auditors.

In 2002, accident rates showed an improvement or remained stable as compared to previous years. In particular the accident index and the accident seriousness rate decreased.

As of December 31, 2002, a total of 1,373 full time employees equivalent worked in the protection of health, safety and the environment. Training continued to play a very relevant role in the management of safety and environmental issues. In 2001 a total of 279,466 hours of training were provided to 68,155 participants.

Creation of a sustainable energy system

Eni’s commitment to a more efficient energy system with lower environmental impact continued in 2002 with a further development of action plans for the reduction of greenhouse gases and the mitigation of the possible impact of climate changes. The progress of the Kyoto Protocol and the implementation of new laws favoring the respect of set objectives for the reduction of emissions at domestic and European level stress the increasing strategic influence of greenhouse gases on the fossil fuel industry. After the Italian government’s endorsement of the Kyoto Protocol, Eni actively participated in the definition of the National Action Plan for the reduction of greenhouse gas emissions. Eni companies implemented a comprehensive plan aimed at: (i) improving and adopting the certification of greenhouse gas emissions; (ii) defining a portfolio of projects for emission reduction; (iii) seizing the opportunities provided by the participation to international emission permits markets; (iv) improving ongoing projects and carrying out new initiatives in accordance with the Kyoto Protocol; (v) preparing a medium to long-term strategy for a sustainable management of greenhouse gases. In this perspective Eni continued its programs for the development of natural gas in Italy and outside Italy by means of technologically advanced projects such as the Blue Stream gas pipeline from Russia to Turkey and the Green Stream pipeline that will allow to increase Italian imports of natural gas. Increased gas availability in Italy will lead to a further expansion of the gas-power integration through high efficiency combined cycles with much lower carbon dioxide emissions than coal and liquid fuels.

Outside Italy, Eni continues to work to the reduction of greenhouse gas emissions from the flaring of natural gas associated to oil production by means of the Zero Gas Flaring projects in Nigeria and Congo. These projects do not only allow the reduction of greenhouse gas emission as compared to the past, but also provide a significant contribution to the sustainable development of producing countries. In Kwale, Nigeria, Eni is building a high efficiency combined cycle power station that will increase the reliability of the local power distribution service.

With an orientation to the medium term, the development of technologies for carbon dioxide separation and its permanent storage in geologic formations is being carried out in an international R&D program with other major oil companies.

Further detailed information on objectives and performances of Eni Group companies are included in Eni’s 2002 Report on Health, Safety and the Environment.

Research and Development

Major research areas in 2002 were:

Reduction of exploration and development costs

Geosciences
High resolution prospecting techniques
Field simulation models
Field productivity enhancement methods
Advanced drilling systems
Production in hostile environments

Performance and product differentiation

Advanced process control
Innovative polymerization catalysis

Feedstocks enhancement

Long distance gaslines
Conversion of gas into liquid products
Conversion of heavy crudes into light products

Environmental protection

Hydrogen
New formulas for fuels and lubricants
“Clean’’ catalytic processes
Air quality monitoring
Reclaiming of polluted soil

Eni’s activity aims at extending the boundaries of knowledge and promoting the exchange of experience, expertise and know-how, in the belief that technological excellence is an essential factor in competition and economic and industrial sustainability. To this end Eni is constantly striving in the research and development of technologies, services and products with a distinctively innovative character.

In 2002 Eni reviewed the role of research and development in the light of the following guidelines: (i) to increase resources devoted to upstream issues; (ii) to allocate more resources to the development of prototypes; (iii) to support qualified laboratory research in order to direct it to long-term radical innovation.

In accordance with these guidelines, the major turning points achieved have been: (i) the implementation of a new model of innovation which integrates activities aimed at incremental improvement managed by business units with the long-term innovative projects managed by Eni corporate functions by means of a coordination center and the allocation of costs directly to corporate functions for the most innovative projects; (ii) a reorganization of R&D structures aimed at integrating all homogeneous skills and knowledge centers, including the laboratories of the Refining & Marketing division and of Snamprogetti.

In 2002, Eni invested euro 175 million in research and development (euro 203 million in 2001). At December 31, 2002, a total of 1,390 persons were involved in research and development activities (1,500 at December 31, 2001).

In the course of 2002, many technologies were implemented at the industrial level for the first time:

In the Exploration & Production division, an innovative technology (Level 6 Junction) was developed and applied to a well in Nigeria that allows to divide the well in a number of branches while maintaining safety requirements and reducing operating costs and impact on the ground. A new innovative method was developed and applied that does not require invasive inspections of pipes, but is based on indirect measurements capable of locating any obstructions, such as waxes and asphaltenic deposits within flowlines.

In the Refining & Marketing division, marketing of the new formula gasoil “BluDiesel’’ started and certification was obtained from a major German car manufacturer for an innovative “fuel economy’’ lubricant.

In Petrochemicals, improved performance polymers were developed such as linear polyethylene for extensible films and thermoplastic elastomers for the compound area. A new competitive process for the manufacture of ethylbenzene was developed and tested as well as a new catalyst for the manufacture of linear polyethylene.

Many technologies reached an advanced development stage.

In the Exploration & Production segment, initial applications are underway based on original proprietary techniques of CRSS, a new method for the elaboration of geophysical data, that allows a more accurate definition of subsoil imaging. A new integrated IT application named SCREAM was developed which allows for the search of analogue situations in carbonated reservoirs, in existing database or reporting with a very fast access to geomineral data and information with significant reductions of the time necessary to start production. The Corporate research function is developing, among other things, technologies to reduce the density of drilling fluids by means of hollow glass micro spheres and for stopping water infiltration by means of the RPM (Relative Permeability Modifier) polymer.

In the Gas & Power division, the experimenting phase is nearly completed for the “Synthesis of waxes by means of Fischer Tropsch’’ technology used in a pilot plant built at Eni’s Sannazzaro refinery. Use in a pilot plant confirmed the performance of the new partial catalytic oxidation technology for the production of synthetic gas or hydrogen.

At the Taranto refinery construction started of the Eni Slurry (EST) demonstration unit with a 1,200 barrels/day capacity for the upgrading of heavy oils.

Various improvements were introduced in the designing and laying of pipelines, with specific reference to the use of high and very high grade (X-80 e X-100) steel and to advanced telecollection systems for the definition of routes and for the optimization of deep water operations (drilling, field development).

In the Refining & Marketing division, work continued on the quality improvement of fuels, gasoline, gasoils and lubricants, fuels for special use in turbines and oil drilling operations.

Work on environmental issues continued, focused in particular on the reduction of polluting emissions by means of the optimization of the vehicle/fuel ratio and the reclaiming of industrial sites also with biological techniques.

During the year, 50 applications for patents were filed in Italy (65 in 2001).

Financial Review

Results of operations

	2000	2001	2002

		(million €)
Net sales from operations	47,938	49,272	47,922
Other income and revenues	905	921	1,080
Operating expenses	(34,228)	(35,037)	(34,996)

Gross operating margin	14,615	15,156	14,006

Depreciation, amortization and writedowns	(3,843)	(4,843)	(5,504)

Operating income	10,772	10,313	8,502

Net financial (expense) income	64	(295)	(167)
Net income (expense) from investments	33	(7)	43

Income before extraordinary items and income taxes	10,869	10,011	8,378

Net extraordinary (expense) income	(512)	1,737	(29)

Income before income taxes	10,357	11,748	8,349

Income taxes	(4,335)	(3,529)	(3,127)

Income before minority interest	6,022	8,219	5,222

Minority interest	(251)	(468)	(629)

Net income	5,771	7,751	4,593

Eni’s consolidated financial statements at December 31, 2002 showed a net income of euro 4,593 million, with a decrease of euro 3,158 million over 2001, down 40.7%, due to: (i) a euro 1,811 million decrease in operating income (down 17.6%) related in particular to lower refining margins (Brent down 59.4%) and lower natural gas realization prices, a change in the supply/sale mix and lower volumes sold in natural gas primary distribution, as well as higher asset impairment; these negative factors were offset in part by higher international oil prices and improved oil production mix (overall oil realization prices were up 5.2%), increased hydrocarbon production sold (up 4.7%) and lower costs; (ii) the negative change in the balance of net extraordinary income/expense (euro 1,766 million) due to lower gains on disposal of assets (down euro 3,216 million), whose effects were offset in part by lower restructuring charges, in particular in Petrochemicals. These negative changes were partly offset by lower income taxes (euro 402 million), due in particular to a decrease in income before income taxes and lower net financial expense (euro 128 million).

Rationalization and improved efficiency actions led to cost savings amounting to euro 523 million, offsetting almost entirely increases related to salary increases and inflation, as well as increases related to higher activity levels and acquisitions. Cost savings achieved in the 1999-2002 period amounted to approximately euro 1.7 billion, or 50% of the euro 3.4 billion target set for 2006.

Return on average capital employed (ROACE) was 13.7% (23.9% in 2001 which included the effects of the significant gains on disposal recorded).

Net income in comparable terms

Results of operations of 2001 and 2002 include significant non-recurring items. In order to allow for a homogeneous comparison, the following table shows operating and net income before non-recurring items (discussed below) and other discontinuities.

	2000	2001	2002

		(million €)
Operating income	10,772	10,313	8,502
Non-recurring expense (income) in operating income	(25)	169	457

Operating income before non-recurring items	10,747	10,482	8,959

Net income	5,771	7,751	4,593
Non-recurring expense (income) after taxes	33	(1,994)	330

Net income before non-recurring items	5,804	5,757	4,923

Snam Rete Gas minority interest for the first half of 2002(1)			199

Net income in comparable terms	5,804	5,757	5,122

(1)	Snam Rete Gas started operating on July 1, 2001.

Net sales from operations

	2000	2001	2002

		(million €)
Exploration & Production	12,308	13,960	12,877
Gas & Power(1)	14,427	16,098	15,297
Refining & Marketing	25,462	22,083	21,546
Petrochemicals	6,018	5,108	4,781
Oilfield Services and Engineering	2,146	3,114	4,573
Other activities	608	695	1,023
Consolidation adjustment	(13,031)	(11,786)	(12,175)

	47,938	49,272	47,922

(1)	Effective from 2002, Eni’s new Gas & Power division is responsible for Eni’s natural gas and electricity generation activities. In the past data of the Natural Gas and Electricity Generation segments were reported separately.

Eni’s net sales from operations (revenues) for 2002 amounted to euro 47,922 million, declining by euro 1,350 million, down 2.7% over 2001, due mainly to lower natural gas realization prices and lower prices for main downstream products, the change in the sale mix and lower volumes sold in natural gas primary distribution, as well as the effects of the translation to euro of financial statements denominated in dollars. These negative effects were offset in part by an increase in international oil prices and improved oil production mix, higher hydrocarbon production sold and higher activity levels in the Oilfield Services and Engineering segment.

Revenues generated by the Exploration & Production division (euro 12,877 million) declined by euro 1,083 million, down 7.8%, due essentially to lower natural gas realization prices

(down 11.1%), the appreciation of the euro over the dollar (up 5.6%) and lower volumes of purchased hydrocarbons marketed (down 51 million boe) due mainly to the transfer of the natural gas trading activity to the Gas & Power division. These negative factors were partially offset by higher international oil prices and improved oil production mix (overall oil realization prices were up 5.2%) and higher hydrocarbon production sold (23.4 million boe, up 4.7%).

Revenues generated by the Gas & Power division (euro 15,297 million) declined by euro 801 million, down 5%, due essentially to lower prices for natural gas, whose effects were partially offset by the transfer of the natural gas trading activity from the Exploration & Production division.

Revenues generated by the Refining & Marketing division (euro 21,546 million) declined by euro 537 million, down 2.4%, essentially due to lower prices for refined products (the retail prices of gasoline and diesel fuel were down 5.9% and 8.7%, respectively) and to reduced sales volumes on both the retail and wholesale market in Italy (overall 1.1 million tonnes, down 4.8%), due to the effect of closures/sales of service stations and lower gasoil sales on wholesale markets.

Revenues generated by the Petrochemical segment (euro 4,781 million) decreased by euro 327 million, down 6.4%, due mainly to the 8.1% fall in the average selling prices of products, partially offset by higher sales (up 3.3%).

Revenues from the Oilfield Services and Engineering segment (euro 4,573 million) increased by euro 1,459 million, up 46.9%, due to increased activity levels.

Revenues generated by the other activities (euro 1,023 million) increased by euro 328 million, up 47.2% due mainly to higher insurance premiums acquired by Padana Assicurazioni and by increased activity levels at Sieco, a company performing general services for Eni Group companies.

Operating expenses

	2000	2001	2002

		(million €)
Purchases, services and other	31,442	32,110	31,893
Payroll and related costs	2,786	2,927	3,103

	34,228	35,037	34,996

Operating expenses (euro 34,996 million) were substantially in line with 2001. Lower supply costs for natural gas, cost reductions resulting from streamlining and increased efficiency and the effect of the appreciation of the euro over the dollar were almost entirely offset by the increase due to salary rises and inflation as well as increases related to higher activity levels and acquisitions.

Payroll and related costs (euro 3,103 million) increased by euro 176 million, up 6%, mainly due to the inclusion in consolidation of Saipem SA (the new name of Bouygues Offshore) in the Oilfield Services and Engineering segment and an approximately 3.8% increase in unit labor cost in Italy. These effects were offset in part by an approximately 2,400 decline in the average number of employees in Italy resulting from the streamlining initiatives undertaken.

Depreciation, amortization and writedowns

	2000	2001	2002

	(million €)
Exploration & Production	2,364	3,163	3,552
Gas & Power	474	500	417
Refining & Marketing	502	508	490
Petrochemicals	273	323	161
Oilfield Services and Engineering	144	203	267
Other activities	31	46	75

Total depreciation and amortization	3,788	4,743	4,962

Writedowns	55	100	542

	3,843	4,843	5,504

Depreciation, amortization and writedown charges (euro 5,504 million) increased by euro 661 million, up 13.6% over 2001, mainly due to the increases registered in the Exploration & Production division, resulting from increased production and higher exploration activity, and higher asset impairment (euro 442 million). Asset impairment concerned in particular mineral asset in the Exploration & Production division (euro 332 million), petrochemical plants (euro 105 million) and natural gas distribution assets in Brazil and Argentina (euro 93 million).

Operating income

	2000	2001	2002

		(million €)
Exploration & Production(1)	6,603	5,984	5,175
Gas & Power(1)	3,178	3,672	3,244
Refining & Marketing	986	985	321
Petrochemicals	4	(415)	(347)
Oilfield Services and Engineering	144	255	298
Other activities	(143)	(168)	(189)

	10,772	10,313	8,502

(1)	Operating income of 2002 prudentially reflects the euro 144 million effect of the reduction in natural gas storage and modulation tariffs following decision No. 49 of the Authority for Electricity and Gas of March 26, 2002. Eni filed an appeal against this decision with the Regional Administrative Court of Lombardia. Pending the result of this appeal, Eni did not record the effects of the new tariff regime on the operating income of the Exploration & Production and Gas & Power divisions. These effects amounted to a euro 271 million decrease on operating income of Exploration & Production division and to a euro 271 million increase on operating income of Gas & Power division.

Exploration & Production

Operating income totaled euro 5,175 million, representing a euro 809 million decrease over 2001, down 13.5%, due mainly to: (i) lower natural gas realization prices (down 11.1%); (ii) higher mineral asset impairment (euro 244 million) in particular in the North Sea and in the Gulf of Mexico; (iii) the effect of the appreciation of the euro over the dollar (up 5.6%); (iv) a decrease in storage and modulation tariffs due to the effects of decision No. 49/2002 of the Authority for Electricity and Gas (euro 144 million); (v) higher exploration costs (euro 94 million). These negative factors were offset in part by: (i) higher international oil prices and improved oil production mix (overall oil realization prices were up 5.2%); (ii) increased hydrocarbon production sold (23.4 million boe, up 4.7%); (iii) gains on disposal of assets (euro 92 million); (iv) cost reductions related to synergies deriving from the integration of purchased companies and streamlining (euro 154 million).

Gas & Power

Operating income amounted to euro 3,244 million, a euro 428 million decrease over 2001, down 11.7%, due mainly to: (i) a decline in results of primary distribution related to the effect of a change in the sales mix due to the higher share of sales in Europe related to the progressive alignment to ceilings set by Legislative Decree No. 164/2000, a change in the supply mix and lower sales (1.20 billion cubic meters, down 1.9%); (ii) asset impairment in the distribution of natural gas in Brazil and Argentina (euro 93 million) due to lower profitability prospects; (iii) the payment of the environmental tax established by the Sicilia Region with Regional Law No. 2(1) of March 26, 2002 (euro 86 million); (iv) lower results in the power generation activity resulting from lower sale margins mainly due to the expiration of tax incentives on certain sale contracts for the Livorno and Taranto power stations. These negative factors were offset in part by: (i) higher results in secondary distribution related to higher tariffs and the positive effect of estimates of the impact of the application of decision No. 122/02(2) of the Authority for Electricity and Gas (euro 74 million related to 2001); (ii) lower costs (euro 58 million) related to streamlining, in particular in transport activities in Italy, which were partly offset by salary increases and inflation.

Refining & Marketing

Operating income amounted to euro 321 million, a euro 664 million decrease over 2001, down 67.4%, due mainly to: (i) a sharp decline in refining margins reflecting the unfavorable refining scenario (Brent margin was down 59.4%), related to weak demand, a reduction in Fob/Cif differentials on products that reduced the advantage of refineries based near end markets and the appreciation of the euro over the dollar; (ii) lower margins on oxygenates (MTBE and methanol) related essentially to lower international prices of products; (iii) the fact that in 2001 the positive effect of a decrease in stocks (valued at Lifo) was recorded for euro 36 million as compared to a revaluation of euro 13 million in 2002; (iv) lower volumes sold in wholesale markets in Italy due to a weak economic situation. These negative factors were offset in part by lower costs (euro 60 million) related to streamlining and disposals, offset in part by salary increases and inflation, higher retail margins in Europe, also related to efficiency improvement, offset in part by lower retail sales in Italy due to the the network restructuring process.

Petrochemicals

Operating losses amounted to euro 347 million, a decrease of euro 68 million over 2001, up 16.4%, due mainly to: (i) lower depreciation and amortization charges (euro 162 million) following plant writedowns recorded in 2001; (ii) the fact that in 2001 the impact of price decreases on the evaluation of stocks had been negative for euro 100 million (in 2002 this impact was positive for euro 27 million); (iii) lower costs related to streamlining and disposals (euro 70 million), offset in part by salary increases and inflation; (iv) a 3.3% increase in volumes sold. These positive factors were offset in part by a decline in margins, especially in the first quarter of 2002, related to lower selling prices of products (on average down 8.1%), as compared to a slower decline in prices in euro of oil-based feedstocks (on average down 1.2%), and asset impairment (euro 105 million).

Oilfield Services and Engineering

Operating income totaled euro 298 million, of which euro 302 million related to oilfield services, with a euro 43 million increase over 2001, up 16.9%. Oilfield services recorded an

(1)	A ruling of the Regional Administrative Court of Lombardia of December 20, 2002 deemed the environmental tax levied by the Sicilia Region on the ownership of gaslines to be at variance with European rules and confirmed that the new cost affecting the gas transmission service cannot be included in tariffs, thus confirming the validity of the arguments presented by the Authority for Electricity and Gas in its decision No. 120 of July 3, 2002. Snam Rete Gas suspended payment of the tax from the December 2002 instalment. Despite its request for reimbursement, Snam Rete Gas prudentially did not record this receivable from the Sicilia Region (See Operating Review, Gas & Power, Regulatory Framework — Transmission).

(2)	Information on this decision is included in the Operating Review, Gas & Power, Regulatory Framework — Secondary distribution.

increase in operating income of euro 46 million due to the contribution of the Blue Stream and Karachaganak projects and to the results obtained by increased activities in West Africa, Saudi Arabia and the Far East, as well as to the contribution of Bouygues Offshore (euro 35 million before the allocation of euro 21 million for the amortization of the difference between purchase price and net equity non attributable to fixed assets). These positive factors were offset in part by the lower profitability of some contracts in the Offshore drilling area. Engineering activities recorded an operating loss of euro 4 million, with a euro 3 million decline, due primarily to higher provisions to the reserve for risks and contingencies on contracts nearing completion (euro 18 million) and the negative outcome of a transaction (euro 8 million), offset in part by increased turnover for 2002, in particular related to the contract for the construction of the Milan-Bologna high speed train tracks. Note that income earned from joint venture projects is accounted for as income on investments in Eni’s income statement. Operating income calculated with the inclusion of this income amounted to euro 23 million (euro 11 million in 2001 in homogeneous terms).

Other activities

This area includes Eni’s corporate and financial overhead costs as well as the operating results of insurance and service businesses (administration, technical services and IT), in addition to those of EniTecnologie SpA, Eurosolare SpA and Tecnomare SpA. Operating losses amounted to euro 189 million (euro 168 million in 2001).

Net financial expense

	2000	2001	2002

	(million €)
Net financial expense	(302)	(469)	(259)
Income on receivables related to operations and tax credits	201	184	122
Exchange difference, net	165	(10)	(30)

	64	(295)	(167)

Net financial expense (euro 167 million) decreased by euro 128 million over 2001, due mainly to lower interest rates (three-month Euribor down 1 percentage point) and lower average net borrowings for about euro 950 million.

Net income from investments

Net income from investments amounted to euro 43 million (net expense of euro 7 million in 2001) and represented the balance of income for euro 290 million and expense of euro 247 million. Income from investments concerned mainly: (i) Eni’s share of income on investments accounted for with the equity method (euro 188 million) in particular in the Gas & Power (euro 98 million), Oilfield Services and Engineering (euro 47 million) and Refining & Marketing (euro 40 million) segments; (ii) gains on disposal (euro 57 million) essentially on the disposal of a 10% interest in Qatar Petrochemical Co in the Petrochemical segment (euro 52 million); (iii) dividends from investments accounted for at cost (euro 32 million).

Expense on investments (euro 247 million) concerned: (i) Eni’s share of losses on investments accounted for with the equity method and at cost (euro 223 million), in particular Galp Energia SGPS SA (euro 85 million related to the amortization of the euro 107 million difference between purchase price and net equity); Albacom SpA (euro 37 million) and Inversora de Gas del Centro SA and Distribuidora de Gas del Centro SA (euro 36 million), minor interests in the Exploration & Production (euro 32 million), Oilfield Services and

Engineering (euro 8 million) and other segments (euro 25 million); (ii) losses on disposal of assets (euro 24 million, of which 20 related to the sale of Eni’s 7% interest in Blu SpA).

The positive change for euro 50 million in the balance of gains and losses on investments as compared to 2001 was due mainly to a lower depreciation of Galp Energia SGPS SA (euro 59 million).

Net extraordinary expense

	2000	2001	2002

		(million €)
Net extraordinary income
Gains on disposals:
- gain on the offering of 40.24% of Snam Rete Gas		2,453
- gain on the sale of real estate		751
- other gains	86	269	257

	86	3,473	257

Other extraordinary income	146	177	112

Extraordinary income	232	3,650	369

Extraordinary expense
Restructuring costs:
- provisions for risks and contingencies	(182)	(885)	(157)
- cost of redundancy incentives	(202)	(257)	(114)
- writedowns and losses	(34)	(651)	(55)

	(418)	(1,793)	(326)

Other extraordinary expense	(326)	(120)	(72)

Extraordinary expense	(744)	(1,913)	(398)

	(512)	1,737	(29)

Gains on disposals (euro 257 million) related to the sale of investments, businesses and fixed assets as a result of restructuring activities. In particular they concerned: (i) in the Refining & Marketing segment, the sale of service stations in Italy to Tamoil, TotalFinaElf and others (euro 127 million), the sale of Agip Nigeria Ltd and other minor interests in Africa (euro 87 million) and logistic assets, small businesses and minor assets (euro 11 million); (ii) in the Gas & Power segment, the sale of real estate (euro 21 million).

Other extraordinary income of euro 112 million concerned the reversal of redundant funds, settlements of disputes and recovery of receivables in the Petrochemicals (euro 70 million), Gas & Power (euro 22 million), Refining & Marketing (euro 13 million) and other segments (euro 6 million).

Provisions for risks and contingencies of euro 157 million related mainly the reserve for environmental risks and expense related to streamlining and disposals in the Refining & Marketing (euro 79 million) and Petrochemical (euro 71 million) segments.

Redundancy incentives of euro 114 million concerned primarily the Petrochemical segment (euro 34 million), the Gas & Power division (euro 28 million), the Refining & Marketing division (euro 26 million), the Oilfield Services and Engineering segment (euro 14 million) and the Exploration & Production division (euro 9 million).

Writedowns and losses for euro 55 million concerned essentially assets in the Petrochemical segment (euro 23 million) and a euro 22 million loss related to the conferral of the Priolo refinery and of its power station to Erg Raffinerie Mediterranee Srl, in which Eni holds a 28% interest after the conferral.

Other extraordinary expense (euro 72 million) concerned essentially the Refining & Marketing division (euro 49 million) mainly related to restructuring and expense of previous years.

Non-recurring items

	2000	2001	2002

	(million €)
Asset impairment	(55)	(100)	(542)
Environmental tax of the Sicilia Region			(86)
(Costs)/revenues of previous years			61
Gains on disposals			92
(Devaluation)/revaluations of stocks	80	(69)	40
Other			(22)

Effect on operating income	25	(169)	(457)

of which:
- Exploration & Production		(88)	(253)
- Gas & Power	(5)	(3)	(129)
- Refining & Marketing	(45)	22	9
- Petrochemicals	79	(100)	(78)
- Other segments	(4)		(6)
Non-recurring expense on investments		(82)	(36)
Net extraordinary income (expense)	(512)	1,737	(29)

Non-recurring items before taxes	(487)	1,486	(522)

Adjustment of reserve for deferred tax liabilities due to changes in UK tax regime			(215)
Release of reserve for anticipated amortization (ex art. 4 of Law 448/2001)			95
Taxes (estimated)	508	508	312
- related to non-recurring items in operating income	19	32	245
- related to other non-recurring items	489	476	67
Minority interest	(54)

Non-recurring items after taxes	(33)	1,994	(330)

Asset impairment (euro 542 million) concerned mainly mineral assets in the Exploration & Production division (euro 332 million), petrochemical plants (euro 105 million) and assets in natural gas distribution in Brazil and Argentina (euro 93 million). Gains on disposals (euro 92 million) concerned the sale of mineral assets in the Exploration & Production division within the portfolio rationalization program. Non-recurring losses on investment (euro 36 million) concerned the depreciation of Distribuidora de Gas del Centro SA and Inversora de Gas del Centro SA in Argentina due to lower profitability prospects.

Income taxes

Income taxes (euro 3,127 million) decreased by euro 402 million over 2001, due mainly to a decline in income before taxes and the positive effect (euro 95 million) of the release of the reserve for anticipated amortization as per Law 448/2001, offset in part by the adjustment of the reserve for deferred tax liabilities due to the 10 percentage point increase in corporate taxes (from 30 to 40%) of oil companies in the United Kingdom (euro 215 million).

The 7.5 percentage points increase in tax rate (from 30 to 37.5%) was due mainly to the fact that the gains on the placement of 40.24% of Snam Rete Gas in 2001 were recorded net of substitute tax paid3.

The 4.6 percentage point difference between effective tax rate (37.5%) and statutory tax rate (42.1%) was due to: (i) for 5 percentage points the effect of the application of a favorable tax regime as provided for by certain Italian tax laws (for example the law on dual income tax, Law 383/2001 which provides for fiscal incentives to new investments and Law 448/2001);

(3)	The 19% substitute tax paid by Snam SpA on the revaluation and conferral of assets to Snam Rete Gas SpA was recorded as an increase in the book value of these assets in the consolidated financial statements and therefore contributed to determine a gain. Substitute taxes are recorded consistently with the amortization of revaluated assets.

(ii)  the effect of the application in 2000 of the voluntary revaluation of assets as per Law 342/2000 for 4.7 percentage points. These effects were partially offset by the higher rate of taxes of foreign subsidiaries (2.7 percentage points) and other reasons (2.4 percentage points).

Income taxes of foreign subsidiaries in the Exploration & Production division amounted to euro 2,093 million, representing a euro 28 million decrease over 2001 reflecting lower income before taxes of foreign subsidiaries with relatively higher tax rates and the recording of anticipated taxes on tax loss carryforwards of Agip Petroleum Co Inc and Agip Exploration & Production Ltd, partially offset by the adjustment of the reserve for deferred liabilities of oil companies in the United Kingdom (euro 215 million).

Minority interest

Minority interest (euro 629 million) increased by euro 161 million over 2001, due mainly to the placement of 40.24% of Snam Rete Gas in late 2001 and higher net income earned by Saipem SpA.

Consolidated balance sheet

	Dec. 31, 2001	Dec. 31, 2002

	(million €)
Non-current assets
Net fixed assets	33,851	33,693
Intangible assets	2,850	3,175
Investments	2,740	2,797
Accounts receivable financing and securities related to operations	1,630	1,408
Net accounts payable in relation to investments	(657)	(870)

	40,414	40,203

Net working capital	(635)	(204)
Reserve for employee termination indemnities	(486)	(507)
Net capital employed	39,293	39,492
Shareholders’ equity	27,483	26,257
Minority interest	1,706	2,094
Net borrowings	10,104	11,141

Total liabilities and shareholders’ equity	39,293	39,492

At December 31, 2002, net capital employed totaled euro 39,492 million, representing an increase of euro 199 million over December 31, 2001, due mainly to an increase in net working capital (euro 431 million) offset in part by a decrease in net fixed assets (euro 211 million). The share of the Exploration & Production, Gas & Power and Refining & Marketing divisions on Eni’s net capital employed was 88.3% (90.4% as of December 31, 2001). The debt to equity ratio went from 0.35 at December 31, 2001 to 0.39.

Net fixed assets (euro 33,693 million) were primarily related to the Exploration & Production (58.9%), Gas & Power (21.3%) and Refining & Marketing (9.2%) divisions. Provisions for depreciation, amortization and writedowns (euro 39,712 million) represented 54.1% of gross fixed assets (53.2% at December 31, 2001).

Investments in unconsolidated subsidiaries and affiliates (euro 2,797 million) consisted primarily of 33.34% of Galp Energia SGPS SA (euro 659 million), 49% of Greek natural gas secondary distribution companies EPA Thessaloniki and Thessaly (euro 190 million), 50% of Blue Stream Pipeline Company BV (euro 178 million), 50% of Raffineria di Milazzo SpA

(euro 121 million), 35% of Albacom SpA (euro 115 million), 10.4% of Nigeria LNG Ltd (euro 111 million), 28% of Erg Raffinerie Mediterranee SpA (euro 100 million), 49% of Superoctanos CA (euro 93 million), 49% of Azienda Energia e Servizi SpA (euro 92 million), 50% of EnBW Eni Verwaltungsgesellschaft mbH (euro 90 million) and 50% of Transmediterranean Pipeline Co Ltd (euro 83 million).

Accounts receivable financing and securities related to operations (euro 1,426 million) were made up primarily by loans made by Eni’s financial subsidiaries on behalf of Eni’s operating subsidiaries, in particular by companies in the Gas & Power division (euro 608 million) and in the Exploration & Production division (euro 630 million).

The appreciation of the euro over other currencies, in particular the dollar, in the translation of financial statements denominated in foreign currencies as of December 31, 2002 (the euro was up 18% over the dollar) determined a decrease in the book value of net capital employed of euro 3,180 million, of net equity of euro 2,242 million and of net borrowings of euro 938 million.

Net working capital

	Dec. 31, 2001	Dec. 31, 2002

	(million €)
Inventories	3,014	3,200
Trade accounts receivable	9,346	9,090
Trade accounts payable	(5,081)	(5,579)
Tax liabilities	(4,173)	(2,978)
Reserve for contingencies	(5,377)	(5,522)
Other operating assets and liabilities(1)	1,636	1,585

	(635)	(204)

(1)	Include accounts receivable financing and securities related to operations for euro 1,237 million (euro 944 million at December 31, 2001) and securities covering technical reserves of insurance companies for euro 489 million (euro 436 million at December 31, 2001).

The euro 1,195 million decline in tax liabilities and the net reserve for taxes was due to the decline in income taxes related to the decline of income before taxes and to the following: (i) the effects of new tax laws related to the deductions of recognition on a five-year period of the fiscal benefit of losses on investments (euro 441 million); (ii) a new regulation for the payment of excise taxes that anticipated to the end of December the payment of excise taxes on finished products put on the market in the second half of December (euro 404 million); (iii) the reversal of the reserve for deferred taxation that had become redundant due to the release of reserves for anticipated amortization (euro 145 million, net of substitute taxes due in 2003 of euro 54 million). These aspects were offset in part by the increase in the reserve for deferred liabilities of oil companies (euro 215 million) due to the 10 percentage point increase in corporate taxes (from 30 to 40%) of oil companies in the United Kingdom.

The reserve for contingencies (euro 5,522 million) included essentially: the site restoration and abandonment reserve of euro 1,980 million (euro 1,963 million at December 31, 2001), the environmental risk reserve of euro 1,558 million (1,451 at December 31, 2001), the loss adjustment and actuarial reserve for Eni’s insurance companies of euro 593 million (euro 535 million at December 31, 2001), the reserve for disposals and restructuring of euro 354 million (euro 423 million at December 31, 2001), the reserve for contract penalties and disputes of euro 211 million (euro 213 million at December 31, 2001), the reserve for employee retirement and similar obligations of euro 128 million (euro 86 million at December 31, 2001) and the reserve for losses related to investments of euro 106 million (euro 224 million at December 31, 2001).

Net borrowings

Net borrowings amounted to euro 11,141 million, a euro 1,037 million increase over December 31, 2001.

	Dec. 31, 2001	Dec. 31, 2002

	(million €)
Debts and bonds	12,819	15,420
Cash	(1,360)	(1,791)
Securities not related to operations	(1,252)	(1,020)
Non operating receivables financing	(74)	(1,465)
Other	(29)	(3)

	10,104	11,141

Debts and bonds amounted to euro 15,420 million, of which 8,870 were short-term (including the share of long-term debts due within twelve months for euro 980 million) and 6,550 were medium and long-term.

Non operating financing receivables (euro 1,465 million) included a deposit of euro 1,447 million made by Eni for the public purchase offering of Italgas SpA shares launched in December 2002.

Reclassified cash flow statement and change in net borrowings

	2000	2001	2002

		(million €)
Net income before minority interest	6,022	8,220	5,222
as adjusted:
- depreciation, amortization and other non monetary items	4,307	4,841	5,682
- net gains on disposal of assets	(82)	(170)	(152)
- dividends, interest, extraordinary income (expense) and income taxes	4,990	2,164	3,305

Cash generated from operating income before changes in working capital	15,237	15,055	14,057

Changes in working capital related to operations	(1,592)	(206)	(510)
Dividends received, taxes paid, interest and extraordinary income/expense (paid) received during the year	(3,062)	(6,765)	(2,969)

Net cash provided by operating activities	10,583	8,084	10,578

Capital expenditure	(5,431)	(6,606)	(8,048)
Acquisitions	(3,483)	(3,082)	(1,315)
Disposals	277	2,114	935
Other investments and divestments	(69)	(40)	(319)

Free cash flow	1,877	470	1,831

Borrowings (repayment) of debt related to financing activities	111	994	(1,171)
Changes in short and long-term financial debt	121	(490)	3,736
Dividends paid and changes in minority interest and reserves	(2,118)	(950)	(3,846)
Effect of change in consolidation and exchange differences	41	38	(64)

NET CASH FLOW FOR THE PERIOD	32	62	486

Free cash flow	1,877	470	1,831

Net borrowings of acquired companies	(901)	(1,582)	(51)
Net borrowings of divested companies	20	185	39
Exchange differences on net borrowings and other changes	(353)	(312)	990
Dividends paid and changes in minority interest and reserves	(2,118)	(950)	(3,846)

CHANGE IN NET BORROWINGS	(1,475)	(2,189)	(1,037)

Net cash provided by operating activities (euro 10,578 million) and disposals (euro 974 million, including net borrowings transferred for euro 39 million) enabled Eni to cover about 90% of the financial requirements related to: (i) capital expenditures and financial investments (euro 9,414 million, including acquired net borrowings of euro 51 million); (ii) the payment of dividends by Eni SpA (euro 2,876 million); (iii) the buy-back of own shares (euro 770 million).

Disposals (euro 974 million) concerned essentially: (i) the Exploration & Production division (euro 436 million) mainly related to the rationalization of Eni’s mineral asset portfolio; (ii) the Refining & Marketing division (euro 322 million) related to the sale of service stations in Italy (euro 160 million), the sale of Agip (Nigeria) Ltd and other minor assets in Africa (euro 76 million) and logistical assets and other minor assets (euro 86 million); (iii) the Petrochemical segment (euro 105 million) of which euro 81 million related to the sale Eni’s 10% interest in Qatar Petrochemical Co; (iv) the Gas & Power division (euro 59 million) of which 17 million related to the sale of the water business of Fiorentina Gas SpA.

Dividends paid and changes in minority interest and reserves (euro 3,846 million) concerned mainly the payment of dividends of euro 2,876 million by Eni SpA, share buy-back (euro 770 million), payment of dividends by Snam Rete Gas SpA (euro 74 million), Italgas SpA (euro 37 million) and Saipem SpA (euro 32 million).

Capital expenditure

	2000	2001	2002

		(million €)
Exploration & Production	3,539	4,276	5,615
Gas & Power	794	1,065	1,315
Refining & Marketing	533	496	550
Petrochemicals	265	390	249
Oilfield Services and Engineering	245	304	233
Other activities	55	75	86

Capital expenditure in tangible and intangible assets(1)	5,431	6,606	8,048

Financial investments	4,384	4,664	1,366

	9,815	11,270	9,414

(1)	Does not include R&D costs whose effects are limited to one year amounting to euro 207, 190 and 204 million in 2000, 2001 and 2002, respectively.

Capital expenditure (euro 8,048 million of which 93% in the Exploration & Production, Gas & Power and Refining & Marketing divisions) increased by euro 1,442 million over 2001, up 22%, and concerned in particular: (i) the development of hydrocarbon fields (euro 4,396 million; up 27.3%) in Nigeria, Iran, Libya, Italy, Kazakhstan, Angola, Venezuela and the United Kingdom; (ii) exploration (euro 902 million; up 19.2%) and the acquisition of proved and unproved property (euro 317 million); (iii) upgrade and maintenance of the natural gas primary and secondary transport network in Italy (euro 606 million); (iv) refineries, the upgrade of the refined products distribution network in Italy and the expansion of the network outside Italy (euro 463 million); (v) the expansion of electricity generation capacity (euro 426 million); (vi) the construction (euro 236 million) of the Green Stream pipeline that will carry natural gas from the Libyan fields of Wafa and Structure C of permit NC-41 operated by Eni with a 50% interest to Sicily; (vii) measures for safety and the environment in industrial plants (euro 222 million).

Financial investments amounted to euro 1,366 million and referred in particular to: (i) in Oilfield Services the acquisition of French company Bouygues Offshore (euro 906 million, net of assets acquired of euro 100 million) and of other companies (euro 158 million) and in joint venture with German company EnBW of 97.81% of GVS. The joint venture covered the purchase (euro 704 million) by increasing the share capital for euro 178 million (Eni’s share was euro 89 million) and making recourse to financial markets for the remaining part.

Other Information

Transactions with related parties

In the ordinary course of its business, Eni enters into transactions concerning the exchange of goods, provision of services and financing with non consolidated subsidiaries and affiliates as well as other companies owned or controlled by the Italian Government. All such transactions are conducted on an arm’s length basis and in the interest of Eni companies.

Amounts and types of trade and financial transactions with related parties are described in the Notes to the Financial Statements (Note No. 23).

Incentive plan for Eni managers with Eni stock1

Stock grant

With the aim of improving motivation and loyalty of Eni managers through the linking of compensation to the attainment of preset individual and corporate objectives, making management participate in corporate risk and motivating it towards shareholders’ value creation objectives, increasing at the same time their contribution to management of the Company, starting in 2000 Eni created stock grant plans offering underwriting of Eni shares for no consideration to those managers of Eni SpA and its subsidiaries as defined in art. 2359 of the Civil Code2 who have achieved corporate and individual objectives. Underwriting is exercisable within one month after the end of the third year from the date of the offer or, if earlier, within one month after the agreed termination of employment or death of assignee. Stock option rights may not be transferred by the assignee to other persons or entities, and their assignment is firm and irrevocable while they automatically expire in case the assignee decides to terminate employment at Eni within three years from the date the share rights were granted.

The tax regime to which stock grants are subject is the following: at the time of underwriting the value of shares contributes to the taxable income of employees for tax and pension purposes; the taxable value is calculated on the basis of the arithmetic average of official prices of Eni shares on Mercato Telematico Azionario in the month preceding subscription. Gains realised on the sale of shares are subject to a 12.50% substitute tax.

In application of the 2000-2001 Incentive Plan, Eni’s Shareholders’ Meeting of June 6, 2000 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power

(1)	The Shareholders’ Meeting of June 1, 2001 resolved to convert the nominal value of Eni’s shares into euro and to group two shares into one share with nominal value of 1 euro. Consequently it resolved to change the fourth and fifth paragraph of article 5 of Eni’s by-laws which delegate to the Board of Directors the power to increase capital stock by amounts to be offered for no consideration in the case of the stock grant plan and for consideration in the case of the stock option plan. For the sake of clarity all references to decisions of Shareholders’ and Board’s Meetings in 2000 are presented in euro.

(2)	Does not include listed subsidiaries, which have their own Stock Grant plans.

to increase the capital stock up to a maximum of euro 3.5 million (or about 0.0875% of current capital stock) by issuing 3.5 million shares, nominal value euro 1 per share for no consideration before July 31, 2001 by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code’’. On June 21, 2000 and June 7, 2001 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 2 and 1.5 million ordinary shares to be offered for no consideration to those managers that achieved preset individual and corporate targets in 1999 and 2000.

In application of the 2002 Incentive Plan, Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors, in accordance with art. 2443 of the Civil Code, the power to increase the capital stock up to a maximum of euro 1.5 million for no consideration (or about 0.0375% of current capital stock) before December 31, 2002 by issuing up 1.5 million ordinary shares nominal value euro 1 per share, by withdrawing from the “Reserve for the issue of shares in accordance with art. 2349 of the Civil Code’’. On July 2, 2002 the Board of Directors resolved to increase Eni’s share capital by issuing up to a maximum of 1.5 million ordinary shares to be offered for no consideration to those managers that achieved preset individual and corporate targets in 2001.

Following the Board’s decisions and Eni’s management performance in the 1999-2001 three-year period, on August 31, 2002, Eni assigned underwriting rights expiring after three years from the assignment date; those rights concern 4,317,500 shares (equal to 0.1079% of current capital stock) subdivided as follows: (i) in 2000 a total of 1,428,550 shares; (ii) in 2001 a total of 1,851,750 shares; (iii) in 2002 a total of 1,037,200 shares. At December 31, 2002 a total of 7,450 underwriting rights expired; at the same date 750,200 shares had been underwritten.

Of rights existing at December 31, 2002, a total of 1,354,750 expire in 2003, of 1,509,100 expire in 2004 and of 1,015,000 in 2005. Eni SpA’s share capital at December 31 2002 amounted to euro 4,001,814,026 represented by 4,001, 814,026 shares, nominal value 1 euro each.

Stock Option Plans

2000-2001

The 2000-2001 Stock Option Plan, described in detail in Eni’s 2001 Annual Report, provides for the exercise of options for the underwriting of Eni shares to be issued by means of the capital stock increase approved by Eni’s Shareholders’ Meeting of August 2, 2000, provided that the arithmetic average of Eni share prices recorded in July 2002 is equal to or higher than euro 16.8. In relation with Eni share price trend in July 2002, options offered for the subscription of 14,369,500 Eni shares to 180 Eni Group managers at the price of euro 12.992 (the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of the Board’s resolution of September 26, 2000 to increase capital) are no longer exercisable.

2002

Eni’s Shareholders’ Meeting of May 30, 2002 delegated to the Board of Directors the power to increase the capital stock up to a maximum of 15 million own shares (or about 0.375% of current capital stock) for Eni’s 2002-2004 Stock Option Plan to be sold at a price corresponding to the arithmetic average of official prices recorded on the Mercato Telematico Azionario in the month preceding the date of assignation to those managers of Eni SpA and its subsidiaries3, as defined in art. 2359 of the Civil Code, who are in the positions that most contribute to the Group’s performance and are of strategic interest for the Group (314 persons).

The tax regime to which stock options are subject is the following: for the purpose of personal income tax (Irpef) stock option plans are subject to the regime defined by article 48, line

(3)	Does not include listed subsidiaries, which have their own Stock Grant plans.

2 letter g-bis of Presidential Decree No 917/1986; consequently the difference between the price of assignment of shares and the market price of shares at the time of exercise does not contribute to personal income. Gains realised on the sale of shares are subject to a 12.50% substitute tax.

On July 2, 2002 the Board of Directors approved: (i) the Stock Option Plan for 2002 which provides for the assignation of a maximum of 5 million options for the purchase of own shares in a 1 to 1 ratio; (ii) the criteria for the selection of managers that are to participate in the Plan; (iii) regulations for the Plan, and delegated to the Managing Director the selection of the assignee managers on the basis of such criteria, before December 31, 2002. Option rights provide to assignees the option to purchase Eni shares at the price corresponding to the mentioned average after three year from their assignation. In case of agreed termination of employment or retirement or death, the assignee maintains the right to exercise underwriting rights within six months from termination of employment, whereas residual rights expire. The sole exception is Eni SpA’s Managing Director who maintains the right to exercise underwriting rights assigned to him until July 31, 2010. In case of termination decided by the assignee or by the company within three years from assignation, all underwriting rights expire. Option rights not exercised before July 31, 2010 expire. Assignees may receive advances from Eni’s brokerage company managing the newly issued shares provided that at the same time the assignees give irrevocable instructions to sell such shares to such company.

At December 31, 2002, a total of 3,518,500 options were offered for the purchase of 3,518,500 own shares at the price euro 15.216 per share, corresponding to said average.

Share buy-back program

In order to increase value for shareholders Eni’s Shareholders’ Meeting on May 30, 2002 resolved to continue the share buy-back program up to a maximum of 400 million own shares, nominal value 1 euro, and increased by euro 2 billion its maximum amount (from euro 3.4 to 5.4 billion). Both limits include shares in portfolio at the Meeting’s date (161.4 million shares, nominal value 1 euro, for euro 2,175 million).

Period	Number of shares	Average price	Total price	Share capital

		(euro)	(million euro)	(%)
2000	44,381,500	12.924	574	1.11
2001	109,999,326	13.584	1,494	2.75
2002	52,256,735	14.743	770	1.30

As of December 31, 2002	206,637,561	13.735	2,838	5.16

Subsequent events

Relevant subsequent events concerning operations are found in the operating review. In the present context we would like to mention the following:

Settlement with Montedison

On March 6, 2003 Eni and EniChem SpA accepted the settlement proposal presented by Edison SpA for the closing of an arbitration proceeding initiated by Eni and EniChem SpA in 1992 in relation to guarantees given by Montedison SpA and its subsidiaries in connection with the establishment of Enimont. With this settlement Edison SpA accepted to pay EniChem euro 200 million to be paid in four instalments of euro 50 million each, the first one paid on March 6, 2003 and the remaining to be paid each following year with interests accrued; this delayed payment is supported by bank guarantees payable on first request. This settlement concerns expense paid or accrued by EniChem SpA in previous years. It does not include EniChem’s claim to be indemnified by Edison SpA for any expense related to damage made to third parties by the operation of plants and facilities before Montedison’s conferral, even if occurred later. These are environmental damages claimed by the State and related to the Mantova site and any damage that could be claimed by the State and/or other third parties as alleged consequence of specific environmental damage situations in the Brindisi and Priolo sites. The settlement of any dispute is entrusted to ordinary courts.

Management’s expectations of operations

Trends in 2003 of main outside variables that influence Eni’s results of operations are indicated below:

–	worldwide demand for oil is expected to increase over 2002 (up 1.2%) even if the expected rate is lower than the trend registered in the nineties, due to the uncertainties related to global geopolitical tension that affect the recovery of world economy. Eni’s forecast on oil prices in 2003 indicates an average price of Brent corresponding to the price of 2002 (25 dollars/barrel) that reflects the approximately 32 dollar/barrel price recorded in January-February 2003 and a gradual slow down in the rest of the year until it reaches the lower limit set by OPEC for its crudes panel (22 dollar/barrel, about one dollar/barrel less than Brent price), a price in line with the recovery of world economy;

–	in 2003 the euro is expected to remain quite strong as compared to the dollar, due to the adjustment process of imbalances in US economy; Eni forecasts an average appreciation of the euro over the dollar of over 10% as compared to the average exchange rate of 2002 (1 euro = 0.946 US dollar);

–	assuming normal temperatures, demand for natural gas in Italy is expected to increase by about 5% compared to 2002, due essentially to increased consumption in power generation;

–	refining margins are expected to recover compared to the depressed levels of 2002. The magnitude of this recovery will be influenced by the recovery of world economy. In the first two months of 2003 Brent margins were over 3 dollar/barrel (as compared to a nil value in the first two months of 2002) due to international tensions that led operators to build up stocks and to the consumption of fuels for heating purposes, due to a very cold winter in the northern hemisphere.

The following are the forecasts for the production and sales performance of Eni’s main activities in 2003:

–	daily production of hydrocarbons, net of the effect of the rationalization of the portfolio of mineral assets, is forecasted to grow as compared to 2002 in line with the planned average growth rate for the 2003-2006 four-year period (approximately 6%). The 2003 increase in production is expected outside Italy due to the contribution of the purchase of Norwegian company Fortum Petroleum and increased production and startups in consolidated areas (Nigeria, Kazakhstan) and recently acquired ones (Australia, Pakistan and Iran);

–	volumes of natural gas sold by the Gas & Power division in Italy and Europe are expected to increase by approximately 4% compared to 2002. Volumes transported on behalf of third parties in Italy are expected to increase by over 25%;

–	electricity production sold is forecasted at approximately 5,400 gigawatthour, increasing by 8% over 2002; volumes of purchased electricity sold on the market are forecasted at approximately 2,500 gigawatthour (1,700 in 2002);

–	total refinery processing intake on own account in Italy and outside Italy is expected to decline by about 4% due to the progressive coming on line of agreements with Erg on the Priolo refinery (targeting a reduction of 7.5 million tonnes/year in 2006). The overall balanced capacity utilization rate of wholly owned refineries is expected to increase (99% in 2002) due to the better balance obtained between refining capacity and demand;

–	sales of refined products on retail markets in Europe are expected to remain in line with those of 2002; higher retail sales in the rest of Europe following the purchase of 313 service stations in Spain, France and Germany will be offset by a decline in Italy due to the effects of the rationalization process.

In 2003 capital expenditure is expected to amount to approximately euro 8.7 billion; over 90% of these investments will be made in the Exploration & Production, Gas & Power and Refining & Marketing divisions.

glossary

A glossary of financial and oil and gas terms is available on Eni’s web page at the address www.eni.it/english /notizie/mediateca /glossario_eni.html. Follows a selection of the most frequently used terms.

FINANCIAL TERMS

Leverage It is a measure of a company’s debt, calculated as the ratio between net financial debt and shareholders’ equity, including minority interests.

Roace Return On Average Capital Employed, is the return on average capital invested, calculated as the ratio between net income before minority interests, plus net financial charges on net financial debt, less the related tax effect and net average capital employed.

OIL AND NATURAL GAS ACTIVITIES

Average reserve life index Ratio between the amount of reserves at the end of the year and total production for the year.

Barrel Volume unit corresponding to 159 liters. A barrel of oil corresponds to about 0.137 metric tons.

Boe Barrel of Oil Equivalent. It is used as a standard unit measure for oil and natural gas. The latter is converted from standard cubic meters into barrels of oil equivalent using a coefficient equal to 0.0061 in the case of gas produced abroad and 0.0063 in the case of gas produced in Italy due to their different calorific values.

Concession contracts Contracts currently applied mainly in Western countries regulating relationships between States and oil companies with regards to hydrocarbon exploration and production. The company holding the mining concession has an exclusive on mining activities and for this reason it acquires a right on hydrocarbons extracted, against the payment of royalties to the State on production and taxes on oil revenues.

Condensates These are light hydrocarbons produced along with gas, that condense to a liquid state at normal temperature and pressure for surface production facilities.

Deep waters Waters deeper than 200 meters.

Development Drilling and other post-exploration activities aimed at the production of oil and gas.

Elastomers (or Rubber) Polymers, either natural or synthetic, which, unlike plastic, when stress is applied, return to their original shape, to a certain degree, once the stress ceases to be applied. The main synthetic elastomers are polybutadiene (BR), styrene-butadiene rubbers (SBR), ethylene-propylene rubbers (EPR), thermoplastic rubbers (TPR) and nitrylic rubbers (NBR).

Enhanced recovery Techniques used to increase or stretch over time the production of wells.

EPIC (Engineering, Procurement, Installation Commissioning) a contract typical of offshore construction of complex projects (such as the installation of production platforms or FPSO systems) in which the global or main contractor, usually a company or a consortium of companies, supplies engineering, procurement, construction of plant and infrastructure, transport to the site and all preparatory activities for the start-up of plants.

EPC (Engineering, Procurement, Commissioning) a contract typical of onshore construction of large plants in which the contractor supplies engineering, procurement and construction of the plant. The contract is defined “turnkey’’ when the plant is supplied for start-up.

Exploration Oil and natural gas exploration that includes land surveys, geological and geophysical studies, seismic data gathering and analysis, and well drilling.

FPSO vessel Floating, Production, Storage and Offloading system made up of a large capacity oil tanker including a large hydrocarbon treatment plant. This system, moored at the bow in order to maintain a geostationary position, is in fact a temporary fixed platform linking by means of risers from the seabed the underwater wellheads to the treatment, storage and offloading systems onboard.

Infilling wells Infilling wells are wells drilled in a producing area in order to improve the recovery of hydrocarbons from the field and to maintain and/or increase production levels.

LNG Liquefied Natural Gas obtained through the cooling of natural gas to minus 160° C at normal pressure. The gas is liquefied to allow transportation from the place of extraction to the sites at which it is transformed and consumed. One ton of LNG corresponds to 1,400 cubic meters of gas.

LPG Liquefied Petroleum Gas, a mix of light petroleum fractions, gaseous at normal pressure and easily liquefied at room temperature through limited compression.

Mineral Potential (“Potentially recoverable hydrocarbon volumes’’) Estimated recoverable volumes which cannot be defined as reserves due to a number of reasons, such as the temporary lack of viable markets, a possible commercial recovery dependent on the development of new technologies, or for their location in accumulations yet to be developed or where evaluation of known accumulations is still at an early stage.

Mineral Storage Volumes required for allowing

optimal operation of natural gas fields in Italy for technical and economic reasons.

Modulation Storage Volumes required for meeting hourly, daily and seasonal swings of demand.

Network Code A Code containing norms and regulations for access to, management and operation of natural gas pipelines.

Offshore/Onshore The term offshore indicates a portion of open sea and, by induction, the activities carried out in such area, while onshore refers to land operations.

Olefins (or Alkenes) Hydrocarbons that are particularly active chemically, used for this reason as raw materials in the synthesis of intermediate products and of polymers.

Over/Under lifting Agreements stipulated between partners regulate the right of each to its share in the production of a set period of time. Amounts different from the agreed ones determine temporary Over/Under lifting situations.

Possible reserves Amounts of hydrocarbons that have a lower degree of certainty than probable reserves and are estimated with lower certainty, for which it is not possible to foresee production.

Probable reserves Amounts of hydrocarbons that are probably, but not certainly, expected to be extracted. They are estimated based on known geological conditions, similar characteristics of rock deposits and the interpretation of geophysical data. Further uncertainty elements may concern: (i) the extension or other features of the field; (ii) economic viability of extraction based on the terms of the development project; (iii) existence and adequacy of transmission infrastructure and/or markets.

Production Sharing Agreement Contract in use in African, Middle Eastern, Far Eastern and Latin American countries, regulating relationships between State and oil companies with regards to the exploration and production of hydrocarbons. The mining concession is assigned to the national oil company jointly with the foreign oil company who has exclusive right to perform exploration, development and production activities and can enter agreements with other local or international entities. In this type of contract the national oil company assigns to the international contractor the task of performing exploration and production with the contractor’s equipment and financial resources. Exploration risks are borne by the contractor and production is divided into two portions: “cost oil’’ is used to recover costs borne by the contractor, “profit oil’’ is divided between contractor and national company according to variable schemes and represents the profit deriving from exploration and production. Further terms and conditions may vary from one country to the other.

Proved reserves Proved reserves are estimated volumes of crude oil, natural gas and gas condensates, liquids and associated substances which are expected to be retrieved from deposits and used commercially, at the economic and technical conditions applicable at the time and according to current legislation. Proved reserves include: (i) proved developed reserves: amounts of hydrocarbons that are expected to be retrieved through existing wells, facilities and operating methods; (ii) non developed proved reserves: amounts of hydrocarbons that are expected to be retrieved following new drilling, facilities and operating methods. On these amounts the company has already defined a clear development expenditure program which is expression of the company’s determination.

Recoverable reserves Amounts of hydrocarbons included in different categories of reserves (proved, probable and possible), without considering their different degree of uncertainty.

Ship-or-pay Clause included in natural gas transportation contracts according to which the customer for which the transportation is carried out is bound to pay for the transportation of the gas also in case the gas is not transported.

Strategic Storage Volumes required for covering lack or reduction of supplies from extra-European sources or crises in the natural gas system.

Take-or-pay Clause included in natural gas transportation contracts according to which the purchaser is bound to pay the contractual price or a fraction of such price for a minimum quantity of the gas set in the contract also in case it is not collected by the customer. The customer has the option of collecting the gas paid and not delivered at a price equal to the residual fraction of the price set in the contract in subsequent contract years.

Upstream/Downstream The term upstream refers to all hydrocarbon exploration and production activities. The term downstream includes all activities inherent to the oil sector that are downstream of exploration and production activities.

Wholesale sales Domestic sales of refined products to wholesalers/distributors (mainly gasoil), public administrations and end consumers, such as industrial plants, power stations (fuel oil), airlines (jet fuel), transport companies, big buildings and households. Do not include distribution through the service station network, marine bunkering, sales to oil and petrochemical companies, importers and international organizations.

report of independent auditors

balance sheets

(Amounts stated in million € or million U.S. dollars)

Dec. 31, 2002		Note	Dec. 31, 2001	Dec. 31, 2002

USD			€	€
	ASSETS
	Current assets:
3,423	Cash and cash equivalent		1,390	3,265
1,267	Marketable securities	4	1,365	1,208
14,186	Receivables, net	5	13,654	13,530
	Inventories, net:	6
1,909	Crude oil, natural gas and petroleum products		1,638	1,821
652	Chemical products		497	622
193	Work in progress on long-term contracts		267	184
601	Other		411	573
3,355	Total inventories		2,813	3,200
601	Accrued interest and other		444	573

22,832	Total current assets		19,666	21,776

	Non-current assets:
35,327	Fixed assets, net of accumulated depreciation, amortization and writedowns	7	33,314	33,693
2,621	Receivables, net	5	2,678	2,500
2,914	Investments	8	3,012	2,779
3,329	Intangible assets	9	2,843	3,175
1,976	Other	10	1,223	1,885

46,168	Total non-current assets		43,070	44,032

69,000	Total assets		62,736	65,808

	LIABILITIES AND SHAREHOLDERS’ EQUITY
	Current liabilities:
8,273	Short-term debt	12	5,231	7,890
1,028	Current portion of long-term debt	12	1,233	980
5,806	Trade accounts payable		4,974	5,537
1,528	Advances		1,035	1,457
1,878	Taxes payable	11	2,355	1,791
4,128	Accrued expenses and other		3,624	3,937

22,639	Total current liabilities		18,452	21,592

	Non-current liabilities:
6,868	Long-term debt	12	6,084	6,550
532	Reserve for employee termination indemnities		465	507
5,790	Reserves for contingencies	13	5,340	5,522
2,738	Deferred and other non-current income tax liabilities	13	2,621	2,611
708	Accrued expenses and other		585	675

16,634	Total non-current liabilities		15,095	15,865

39,274	Total liabilities		33,547	37,457

2,196	Minority interests		1,706	2,094

	Shareholders’ equity:	14
4,196	Share capital, nominal value one euro each (4,001,814,026 fully paid shares, 4,001,259,476 shares at December 31, 2001)		4,001	4,002
21,494	Reserves		17,799	20,500
(2,976)	Treasury shares		(2,068)	(2,838)
4,816	Net income for the year		7,751	4,593

27,530	Total shareholders’ equity		27,483	26,257

69,000	Total liabilities and shareholders’ equity		62,736	65,808

(The accompanying notes are an integral part of these consolidated financial statements)

Statements of Income

(Amounts stated in million € or million U.S. dollars, except per Share and per ADS data)

2002		Note	2000	2001	2002

USD			€	€	€
	Revenues:
50,246	Net sales from operations	15	47,938	48,925	47,922
1,132	Other income and revenues		905	921	1,080

51,379	Total revenues		48,843	49,846	49,002

	Operating expenses:
33,440	Purchases, services and other	16	31,442	31,828	31,893
3,253	Payroll and related costs	17	2,786	2,851	3,103
14,685	Gross operating margin		14,615	15,167	14,006
5,771	Depreciation, amortization and writedowns	18	3,843	4,771	5,504

8,914	Operating income		10,772	10,396	8,502

	Interest and other income (expense):
(175)	Financial income (expense) and exchange differences, net	19	64	(259)	(167)
45	Other income (expense) from investments	20	33	(216)	43

(130)	Total interest and other income (expense)		97	(475)	(124)

8,784	Income before extraordinary income (expense) and income taxes		10,869	9,921	8,378
(30)	Extraordinary income (expense) (a)	21	(512)	1,837	(29)

8,754	Income before income taxes		10,357	11,758	8,349

(3,279)	Income taxes	22	(4,335)	(3,530)	(3,127)
5,475	Income before minority interest		6,022	8,228	5,222
(660)	Minority interest in net income		(251)	(477)	(629)

4,816	Net income		5,771	7,751	4,593

1.26	Earnings per Share (based on the weighted-average number of shares outstanding for each period) (b)	23	1.44	1.98	1.20

6.29	Earnings per ADS (based on five Shares per ADS) (b)		7.22	9.91	6.00

(a)	Before income taxes.

(b)	Amount in euro or U.S. dollars.

(The accompanying notes are an integral part of these consolidated financial statements)

Statements of Cash Flows

(Amounts stated in million € or million U.S. dollars)

2002		2000	2001	2002

USD		€	€	€
4,816	Net income	5,771	7,751	4,593
660	Minority interest in net income	251	477	629
5,203	Depreciation and amortization	3,788	4,671	4,962
620	Writedowns (revaluations), net	130	571	591
101	Net change in other reserves	344	(323)	96
35	Net change in the reserve for employee termination indemnities	45	23	33
(159)	Loss (gain) on disposal of assets, net	(82)	(170)	(152)
(34)	Dividend income	(44)	(40)	(32)
(338)	Interest income	(535)	(493)	(322)
596	Interest expense	674	811	568
(68)	Unrealized exchange differences	48	67	(65)
30	Extraordinary expense (income), net	512	(1,837)	29
3,279	Income taxes	4,335	3,530	3,127
14,739	Cash generated from operating income before changes in working capital	15,237	15,038	14,057
	(Increase) decrease:
(219)	- inventories	(523)	179	(209)
(970)	- accounts receivable	(2,025)	(21)	(925)
92	- accrued interest and other current assets	(33)	(89)	88
582	- trade and other accounts payable	932	(420)	555
(20)	- accrued expenses and other	57	154	(19)
14,204	Cash from operations	13,645	14,841	13,547
154	Dividends received	154	129	147
172	Interest received	491	455	164
(607)	Interest paid	(613)	(790)	(579)
(170)	Net extraordinary expense paid	(177)	(300)	(162)
(2,662)	Income taxes paid	(2,917)	(6,189)	(2,539)

11,091	Net cash provided from operating activities	10,583	8,146	10,578

	Cash flows from investing activities
	Investments:
(1,263)	- intangible assets	(1,090)	(1,304)	(1,205)
(7,175)	- fixed assets	(4,341)	(5,273)	(6,843)
(1,094)	- new consolidated subsidiaries and businesses	(596)	(2,662)	(1,043)
(285)	- investments	(2,887)	(420)	(272)
(64)	- securities	(2,774)	(441)	(61)
(693)	- financing receivables	(900)	(684)	(661)
202	- change in accounts payable in relation to investments and depreciation capitalized	46	(160)	193

(10,372)		(12,542)	(10,944)	(9,892)

(The accompanying notes are an integral part of these consolidated financial statements)

(Amounts stated in million € or million U.S. dollars)

2002		2000	2001	2002

USD		€	€	€
	Disposals:
81	- intangible assets	14	8	77
498	- fixed assets	149	882	475
283	- consolidated subsidiaries and businesses	94	1,084	270
118	- investments	28	140	113
203	- securities	2,970	978	194
245	- financing receivables	670	1,333	234
	- change in accounts receivable in relation to disposals	22	(35)

1,429		3,947	4,390	1,363

(8,943)	Net cash used in investing activities (*)	(8,595)	(6,554)	(8,529)
	Cash flows from financing activities
2,249	Proceeds from long-term debt	3,184	636	2,145
(527)	Payments of long-term debt	(3,254)	(1,311)	(503)
2,196	Additions to (reductions of) short-term debt	191	141	2,094
3,917		121	(534)	3,736
65	Payments by minority shareholders	(5)	1,337	62
(108)	Sale (purchase) of additional interests in subsidiaries	(20)	943	(103)
(3,182)	Dividends to minority shareholders	(1,519)	(1,736)	(3,035)
(807)	Other	(574)	(1,494)	(770)

(115)	Net cash used in financing activities	(1,997)	(1,484)	(110)

60	Effect of change in consolidation area	2	25	57
(127)	Effect of exchange differences	39	13	(121)

1,966	Net cash flow for the year	32	146	1,875

1,457	Cash at beginning of the year	1,212	1,244	1,390

3,423	Cash at end of the year	1,244	1,390	3,265

(*)	Net cash used in investing activities includes some investments which Eni, due to their nature (i.e. temporary cash investments, securities held purely for investment purposes, etc.), considers as a reduction of net borrowings as defined in the “Financial Review’’ in the “Report of the Directors’’.

(The accompanying notes are an integral part of these consolidated financial statements)

SUPPLEMENTAL INFORMATION

(Amounts stated in million € or million U.S. dollars)

2002		2000	2001	2002

USD		€	€	€
	Effect of investments in new consolidated subsidiaries and businesses
1,305	Non-current assets	1,978	7,262	1,245
731	Current assets	103	504	697
131	Net borrowings	(888)	(1,054)	125
(885)	Other liabilities	(413)	(2,307)	(844)
1,282	Net effect of investments	780	4,405	1,223
(4)	Transferred from equity investment	(36)	(1,215)	(4)
	Minority interest and reserves	(135)
1,278	Purchase price	609	3,190	1,219
(185)	less: cash acquired	(13)	(528)	(176)

1,094	Cash from investments in consolidated subsidiaries	596	2,662	1,043

	Effect of disposal of consolidated subsidiaries and businesses
160	Non-current assets	27	1,068	153
56	Current assets	57	185	53
(17)	Net borrowings	(14)	(184)	(16)
(89)	Other liabilities	(40)	(562)	(85)
110	Net effect of disposal	30	507	105
203	Gain (loss) on disposal	70	597	194
(6)	Minority interest and reserves		(19)	(6)
307	Selling price	100	1,085	293
(24)	less: cash conferred	(6)	(1)	(23)

283	Cash flow on disposal	94	1,084	270

(The accompanying notes are an integral part of these consolidated financial statements)

Statements of Changes in Shareholders’ Equity

									Reserve for
						Former			shares granted
		Legal	Reserve for	Reserve	Distributable	Agip SpA			to employees
	Share	reserve	treasury	from	reserve of	reserves	State	Consolidation	article 2349
(Amounts stated in million €)	capital	of Eni SpA	shares	mergers	Eni SpA	reconstituted	grants	reserves	civil code

Balance at December 31, 1999	4,133	278			1,265	103	65	6	—

Dividends distribution (euro 0,181 per Share)

Allocation of 1999 net income		112			590				2

Increase in share capital	—

State grants							4
Adjustment to legal reserve to one-fifth of share capital		437

Authorization to repurchase of shares			3,400				(11)

Shares repurchased

Exchange differences arising on the translation of foreign currency financial statements

Other changes

Net income for the year

Balance at December 31, 2000	4,133	827	3,400		1,855	103	58	6	2

Dividends distribution (euro 0.212 per Share)

Allocation of 2000 net income					1,658				1

Shares repurchased

Conversion of the share capital from italian lire to euro	(132)	132

Excess of value of net assets over acquisition cost of equity investments								25

State grants							4

Exchange differences arising on the translation of foreign currency financial statements

Other changes

Net income for the year

Balance at December 31, 2001	4,001	959	3,400		3,513	103	62	31	3
Dividends distribution (euro 0.75 per Share)					(757)
Allocation of 2001 net income					3
Increase of reserve for shares granted to employees article 2349 civil code					(2)				2
Authorization to repurchase shares			2,000		(2,000)
Reserve for mergers				1,390
Share repurchased
Share issued under stock grant plan	1								(1)
Exchange differences arising on the translation of foreign currency financial statements
Other changes
Net income for the year
Balance at December 31, 2002	4,002	959	5,400	1,390	757	103	62	31	4

[Additional columns below]

[Continued from above table, first column(s) repeated]

				Cumulative
	Reserve		Loans	translation
	article 13 Law	Reserve	serviced by	adjustment	Treasury	Retained	Net income
(Amounts stated in million €)	Decree 124/1993	Law 292/93	the Government	reserve	shares	earnings	for the year	Total

Balance at December 31, 1999		3,826	8	674		5,183	2,857	18,398

Dividends distribution (euro 0,181 per Share)							(1,446)	(1,446)

Allocation of 1999 net income						707	(1,411)

Increase in share capital		—

State grants			(4)
Adjustment to legal reserve to one-fifth of share capital		(437)

Authorization to repurchase of shares		(3,389)

Shares repurchased					(574)			(574)

Exchange differences arising on the translation of foreign currency financial statements				237				237

Other changes						15		15

Net income for the year							5,771	5,771

Balance at December 31, 2000			4	911	(574)	5,905	5,771	22,401

Dividends distribution (euro 0.212 per Share)							(1,664)	(1,664)

Allocation of 2000 net income						2,448	(4,107)

Shares repurchased					(1,494)			(1,494)

Conversion of the share capital from italian lire to euro

Excess of value of net assets over acquisition cost of equity investments								25

State grants			(4)

Exchange differences arising on the translation of foreign currency financial statements				451				451

Other changes						13		13

Net income for the year							7,751	7,751

Balance at December 31, 2001				1,362	(2,068)	8,366	7,751	27,483
Dividends distribution (euro 0.75 per Share)							(2,119)	(2,876)
Allocation of 2001 net income						5,629	(5,632)
Increase of reserve for shares granted to employees article 2349 civil code
Authorization to repurchase shares
Reserve for mergers	1					(1,391)
Share repurchased					(770)			(770)
Share issued under stock grant plan
Exchange differences arising on the translation of foreign currency financial statements				(2,125)				(2,125)
Other changes						(48)		(48)
Net income for the year							4,593	4,593
Balance at December 31, 2002	1			(763)	(2,838)	12,556	4,593	26,257

(The accompanying notes are an integral part of these consolidated financial statements)

Notes to the Consolidated Financial Statements

1  General

Eni SpA and its subsidiaries (“Eni”) together constitute a fully integrated company operating in the oil and gas, electricity generation, petrochemicals, oilfield services and engineering industries. Eni SpA is the successor entity to Ente Nazionale Idrocarburi, which was established in 1953 as public statutory body to act as Italy’s national oil and gas company. In July 1992, in connection with the privatization program of the Italian Government (the “Government”), the public statutory body was converted into a joint stock company, with the Ministry of Economy and Finance (previously Ministry of Treasury, Budget and Economic Planning) of Italy as the sole shareholder. See Note14 Eni’s Shareholders’ equity for further information regarding share capital.

2  Summary of significant accounting and reporting policies

Basis of presentation

The consolidated financial statements of Eni have been prepared in accordance with Eni’s group accounting policies which are in accordance with principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri or, in the absence thereof and if applicable, the International Accounting Standards Board. In the absence of indications in said principles, particularly related to the application of the Unit of Production and production sharing agreement methods of accounting, specific criteria for hydrocarbons exploration and production applied internationally have been followed (collectively, “Italian GAAP”). Italian GAAP differs in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A description of these differences and their effects on net income and shareholders’ equity is set forth in Notes 28 and 29. The financial statements have been reformatted from the original Italian statutory financial statement presentation and include certain additional disclosures in order to conform more closely to the form and content of financial statements required by the U.S. Securities and Exchange Commission (the “SEC”).

Principles of consolidation

The consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies controlled by Eni SpA, directly or indirectly, either by holding the majority of the voting rights or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings. The consolidated financial statements also include, on a proportional basis, the accounts of companies controlled jointly with other partners, except for joint ventures which are accounted for under the equity method. The effects of proportionate consolidation are not material. Insignificant subsidiaries, companies held exclusively for sale and companies in liquidation, if their exclusion does not result in a misrepresentation of the company’s financial condition and consolidated results, are not included in the scope of consolidation. The effects of these exclusions on the whole, are not material.

Investments

Investments in non-consolidated subsidiaries excluded from the consolidation process and in companies where Eni SpA has a 20% to 50% investment, if material, are accounted for using the equity method. Other investments are recorded at cost, adjusted for permanent impairment in value.

Sales of stakes in consolidated subsidiaries

Gains or losses on sales in consolidated subsidiaries are recorded against the income statement for the amount corresponding to the difference between proceeds from the sale and the divested stake of net equity.

Fiscally driven entries and intercompany transactions

The statutory financial statements reflect certain tax-driven entries. The effects of the tax-driven entries and all intercompany balances and transactions have been eliminated in consolidation.

Translation of financial statements of consolidated companies expressed in a foreign currency

Assets and liabilities of foreign consolidated companies have been translated at exchange rates ruling at year-end. Equity accounts of foreign consolidated companies are translated using the historic exchange rates. Income statement accounts of foreign consolidated companies are translated at the average rates for the period. Related translation adjustments are reported as a component of shareholders’ equity. Financial statements used for the translation are denominated in local functional currencies. Monetary assets and liabilities denominated in foreign currencies are translated into euro using the prevailing rate at the balance sheet date. All differences are recognized in earnings in the period.

Accounting principles

Cash and cash equivalent

Eni considers cash and cash equivalent to be its cash on hand and on deposit with banks and short-term investment with original maturities of less than 90 days.

Marketable securities

Marketable securities are stated at the lower of purchase cost or market value and are usually available for sale.

Inventories

Inventories, except for those relating to contract work in progress, are stated at the lower of cost or market value, by excluding the recording of financial expenses and the market value. The cost of inventories of hydrocarbon (crude oil and natural gas) and petroleum products, representing 58%, and 57% of Eni’s inventories at December 31, 2001 and 2002, respectively, is substantially determined by the last-in, first-out (LIFO) method; the cost of inventories of the Petrochemicals segment, representing 18% and 19% of Eni’s inventories at December 31, 2001 and 2002, respectively, is generally determined by the average cost method.

Contract work in progress, representing 9% and 6% of inventories at December 31, 2001 and 2002, respectively, is recorded using the percentage-of-completion method. Payments received in advance of construction are subtracted from inventories and any excess of such advances over the value of work performed is recorded as a liability. Contract work in progress not yet invoiced, whose payment is agreed in a foreign currency, is recorded at current exchange rates at year-end. Future losses that exceed the revenues earned are accrued for when the company becomes aware such losses will occur.

The remaining inventories are determined, generally, by the average cost method.

Fixed assets

Fixed assets are stated at cost as adjusted by revaluations in accordance with various Italian laws; revaluations are included in the consolidated shareholders’ equity. Eni capitalized interest on debt incurred in connection with specific projects. Cash requirements in excess of such debts are satisfied primarily through funds generated and contributed in the period of construction.

Investment grants from Government agencies are recorded in a contra asset account when authorized, if all the required conditions have been met. Such grants are amortized over the useful life of the assets.

Depreciation of fixed assets, except on those related to exploration and production activities, is computed on the revalued cost, using the straight-line method by applying depreciation rates that are based on the estimated remaining useful lives of the fixed assets.

Fixed assets are written down whenever events and changes in circumstances indicate that the carrying amount may not be recoverable. Eni calculates the writedown as the difference between the expected accumulated discounted cash flow and the book value of the asset.

When the circumstances causing impairment cease to exist, Eni reverses previously recorded impairment charges net of depreciation.

Renewals and improvements which extend asset lives are capitalized; maintenance and ordinary repairs are expended as incurred.

Intangible assets

Intangible assets are stated at cost, including interest on debt incurred in connection with specific projects as indicated previously for fixed assets.

Goodwill is recorded as an asset when acquired for consideration and is amortized at constant rates in the periods of use, provided it is no longer than 20 years from the year of recording.

Other intangible assets, except for those related to exploration and production activities, are amortized over the period of expected benefit. Intangibles are written down whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Eni calculates the writedowns as the difference between the expected accumulated discounted cash flow and the book value of the intangible assets. When the circumstances causing impairment cease to exist, Eni reverses previously recorded impairment charges net of amortization. However, goodwill and capitalized organizational costs are not revalued.

Exploration and production activities

Acquisition of mineral rights

Costs associated with the acquisition of mineral rights, including reserves purchased in connection with such acquisition, are capitalized. Mineral rights can also include exploration permits, among other items. Mineral rights are amortized on a straight-line basis over the expected period of benefit. Capitalized costs associated with proved reserves are amortized on a Unit-of-Production (UOP) basis, while capitalized costs related to all other reserves are not amortized until classified as proved. Capitalized costs related to abandon drilling programs are expensed.

Exploration

Costs associated with exploratory activities for oil and gas producing properties incurred to obtain information in order to characterize fields (such as acquisition of seismic data from third parties, test wells and geophysical surveys) are recorded as intangible assets and amortized in full in the period incurred (i.e. expended as incurred for financial reporting purposes).

Development

Costs incurred in development activities (acquisition of concessions, drilling of wells and their completion before production, as well as plants necessary for production, etc.) are capitalized and amortized on a UOP basis. Costs related to unsuccessful developmental wells are expensed immediately as loss on disposal.

Writedowns and revaluations of development costs are made on the same basis as those for fixed assets.

Production

Production costs such as ordinary maintenance of wells, extraction, transport, etc. are expended as incurred.

Abandonment

Eni regularly accrues costs expected to be incurred with respect to eventual well abandonment, including costs associated with site restoration, on a unit of production basis.

Reserve for employee termination indemnities and other employee benefits

Eni’s employees are eligible, immediately upon termination, for severance pay pursuant to Italian law. Eni accrues a reserve for such employee termination liabilities over the period of employment. The amount accrued at each balance sheet date reflects the aggregate liability for all eligible employees if terminated, net of applicable advances.

In addition, Eni makes contributions to certain employee associations that provide medical and various other employee benefits to current employees. These plans are not administered by Eni and contributions are determined in accordance with the provisions of negotiated contracts with trade unions. Eni expenses the contributions to the associations in the periods in which they are made. Such amounts are not significant.

Eni’s pension obligations relate only to operations outside Italy and are not significant.

Treasury shares

Treasury shares are recorded at cost written-down for impairments in value as a reduction of shareholders’ equity. When the reasons for the impairment cease to exist, treasury shares can be revalued up to the original cost basis.

Recognition of revenues and costs

Revenues from sales of products are recognized upon transfer of title. Revenues from services are recognized when the services have been provided. In particular, revenues are recognized: for natural gas when the natural gas comes out of Eni’s transmission or distribution network and is delivered to the consumer, for liquid hydrocarbon when it is delivered to the plants (except for some contractual regulations). Revenues relating to long-term construction contracts are recognized using the percentage-of-completion method.

Costs are recognized when the related goods and services sold, consumed or allocated, or when their future useful lives cannot be determined.

Eni is party to certain Production Sharing Agreements whereby taxes are settled by state-owned entities in the name and on behalf of Eni out of reserves produced. The company records such income taxes owed by Eni but paid on its behalf in revenues and income tax expense.

Income taxes

Deferred tax assets or liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities at each reporting period. Deferred tax liabilities are not recognized if ultimate payment is not deemed probable. Deferred tax assets are recognized when there is a reasonable expectation of their realization. Deferred tax liabilities are recorded in the “Non-current income tax liabilities” account, while deferred tax assets are recorded in “Other” (non-current assets). Deferred tax assets are offset against deferred tax liabilities if they relate to the same tax paying entity.

Derivatives

With respect to interest rate, foreign exchange and price risks, Eni enters into derivative transactions to hedge specific transactions as well as net interest rate and foreign currency positions. See Note 24 for a description of Eni’s overall strategy and description of financial instruments utilized to mitigate market risk.

The interest differentials to be received or paid on interest rate swaps, as well as interest differentials on interest rate collars, are charged to the income statement on an accrual basis. The interest differentials on forward rate agreements are recognized at the date of settlement of the contract and charged to the income statement on an accrual basis over the period hedged. Such interest rate differentials are recorded in “Accrued interest and other current assets” or “Accrued expenses and other” (current liabilities) as applicable until recognized in the income statement as “Financial expense and exchange differences net”.

Foreign exchange hedge derivatives (swaps, futures, options, etc.) are valued at the spot rate at year-end and the related gains and losses are recorded in income as exchange gain and loss. Premiums or discounts are accrued over the life of the contract and classified as exchange differences. With reference to options, the premiums paid are recorded as “Marketable securities” or “Other assets”, depending on the maturity of the contract.

The gains on price risk hedge derivatives (interest rate swaps, futures and swaps) are recorded in income to the extent of writedowns of hedged assets; losses are recorded in income if necessary to adjust the hedged assets to the value attributed to it by the derivative when they are incurred, consistent with the evaluation of the hedged assets. The gains and losses are classified consistently with the classification of the sale of the hedged asset.

Environmental expenditures

Environmental expenditures are made in order to prevent, reduce, repair or control the environmental impact of production activities. Environmental expenditures that improve or extend the useful lives and increase the capacity or safety of fixed assets are capitalized in the appropriate fixed asset accounts. Ongoing environmental compliance costs are expended as incurred. Reserves for environmental contingencies are established when it becomes probable or certain that a liability has been incurred and the amount can be reasonably estimated.

Restructuring costs

The costs of redundancy incentives are accrued when a workforce reduction program is defined and the conditions precedent for its implementation have been satisfied. Such charges are recorded as extraordinary items. Restructuring charges also include the costs of closures of facilities and asset impairments.

Research and development costs

Research and development costs are generally expensed as incurred.

For the years ended December 31, 2000, 2001 and 2002, total research and development costs were euro 234 million, euro 203 million and euro 175 million, respectively.

Statements of cash flows

The cash flow statements are prepared in accordance with International Accounting Standards, using the indirect method. Unless otherwise indicated, all monetary amounts in the financial statements and in these notes are presented in millions of euro or millions of U.S. dollars, except share, per share, ADS and per ADS data.

Reclassification of financial statements

Starting from 2002 the item “Cash” has been renamed “Cash and cash equivalent”, and includes cash and, in addition, marketable securities and current financing receivables with original maturities of less than 90 days. Accordingly, marketable securities and current financing receivables for the year 2001 have been reclassified for euro 11 and 74 million respectively.

3  Translation of euro amounts into U.S. dollar amounts

The financial statements are stated in euro. The translations of euro amounts into U.S. dollars are included solely for the convenience of the reader, using the noon buying rate certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2002, which was 1.0485 USD to euro 1.00. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4  Marketable securities

Marketable securities consist of the following:

	Net value at	Net value at
(million €)	Dec. 31, 2001	Dec. 31, 2002

Investments	3
Other securities:
— Italian treasury bonds	1,035	907
— other	327	301
	1,362	1,208

	1,365	1,208

Other securities for euro 1,208 million decrease by euro 154 million primarily due to divestments by Eni SpA (euro 135 million). On December 31, 2002 the due dates of other securities is the following:

	Net value at	Net value at
(million €)	Dec. 31, 2001	Dec. 31, 2002

within 12 months	208	141
within 5 years	965	882
beyond 5 years	189	185

	1,362	1,208

Securities for euro 489 million are considered coverage of technical-reserves of Padana Assicurazioni SpA (euro 436 million at December 31, 2001).

5  Receivables

Receivables by type and due date consist of the following:

		Dec. 31, 2001			Dec. 31, 2002
(million €)	Current	Non-current	Total	Current	Non-current	Total

Trade:
— customers	8,589	90	8,679	8,656	161	8,817
— other	560		560	273		273

	9,149	90	9,239	8,929	161	9,090

Financing	1,221	1,638	2,859	1,340	1,286	2,626
Other	3,284	950	4,234	3,261	1,053	4,314

	13,654	2,678	16,332	13,530	2,500	16,030

An analysis of the allowance for doubtful accounts (euro 875 million) is as follows:

	Balance at			Other	Balance at
(million €)	Dec. 31, 2001	Additions	Reductions	changes	Dec. 31, 2002

	1,277	111	(106)	(407)	875

Other changes of euro 407 million depends primarily on the merger of Bormia SpA (in liquidation) (euro 203 million) and the merger of Pertusola Sud SpA (in liquidation) and Mineraria Campiano SpA (in liquidation) in Singea SpA (in liquidation), now mergered in EniChem SpA (euro 177 million).

“Trade” receivables of euro 9,090 decrease of euro 149 million. This decrease is primarily due to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 228 million).

“Financing” receivables of euro 2,626 million include loans made for operating purposes for euro 2,624 million (euro 2,859 million at December 31, 2001 included only loans made for operating purposes). Loans made to affiliates are granted primarily by the Exploration & Production segment (euro 686 million) and Gas & Power segment (euro 1,744 million).

The euro 233 million decrease is primarily due to exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 424 million) and the inclusion in consolidation of Polimeri Europa SpA (euro 216 million); this decrease is offset in part by a loan made to an affiliated company, EnBW Eni Verwaltungsgesellschaft mbH, for the acquisition of Gasversorgung Suddeutschland GmbH (euro 264 million).

Repayment of such receivables of euro 38 million (euro 267 million at December 31, 2001) is contingent upon the outcome of financed activities, while a portion of the loans may be converted into capital.

“Other” receivables of euro 4,314 consist of the following:

(million €)	Dec. 31, 2001	Dec. 31, 2002

Accounts receivable from:
— Italian tax authorities related to:
• income tax credits	1,435	973
• value added tax (VAT)	212	383
• interest on tax credits	276	317
• other	50	113
— joint venture operators in exploration and production	602	758
— foreign tax authorities	176	314
— insurance companies	296	276
— Italian governmental entities	160	202
— receivables from affiliates	67	27
Prepayments for services	95	174
Other receivables	865	777

	4,234	4,314

Accounts receivable from Italian tax authorities for tax credits do not include tax credits generated in 1988, and applicable interest, for which Eni’s companies have filed formal appeals (mainly Eni SpA for euro 104 million and euro 107 million at December 31, 2001 and 2002, respectively). These receivables have been written-off pending the final outcome of the appeal. The decrease in income tax credits of euro 462 million depends essentially on the release of receivables related to taxes due.

The interest rate applicable to tax credits has been 2.5% for each six month period from January 1, 1997.

Approximately 45% of Eni’s non-current receivables at December 31, 2002 were denominated in currencies other than the euro (53% at December 31, 2000). Eni did not have any significant concentration of credit risk as of December 31, 2001 and 2002.

6  Inventories

	Dec. 31, 2001					Dec. 31, 2002

	Crude oil,		Work in			Crude oil,		Work in
	gas and		progress			gas and		progress
	petroleum	Chemical	long-term			petroleum	Chemical	long-term
(million €)	products	products	contracts	Other	Total	products	products	contracts	Other	Total

Raw and auxiliary materials and consumables	719	147		405	1,271	460	187		372	1,019
Products being processed and semi finished products	57	18		2	77	64	17		4	85
Work in progress long-term contracts			152		152			184		184
Finished products and goods	862	332		4	1,198	1,293	418		87	1,798
Advances			115		115	4			110	114

	1,638	497	267	411	2,813	1,821	622	184	573	3,200

Inventories are recorded net of the inventory valuation reserve of euro 108 million:

	Balance at		Reduction or	Other	Balance at
(million €)	Dec. 31, 2001	Additions	writeoff	changes	Dec. 31, 2002

	159	47	(60)	(38)	108

Oil and petroleum products inventories of euro 595 million represent certain minimum quantities (“compulsory stock”) required by law (euro 548 million at December 31, 2001) and natural gas inventories of euro 39 million represent strategic stock (the same amount at December 31, 2001), while natural gas inventories valued at euro 571 million are used to satisfy peak demand (euro 401 million at December 31, 2001).

The excess of market value over the book value of crude oil, petroleum products and purchased natural gas at year-end is euro 1,375 million (euro 781 million at December 31, 2001). The euro 594 million increase is primarily due to the recovery in international oil prices.

7  Fixed assets

									Reserve
					Change	Exchange			amortization
	Net value				in scope	rate	Other	Net value	writedown
(million €)	at Dec. 31, 2001	Investments	Depreciation	Writedown	of consolidation	differences	changes	at Dec. 31, 2002	at Dec. 31, 2002

Buildings	1,796	63	(91)	(19)	112	(33)	(67)	1,761	1,543
Plant and machinery	23,996	1,822	(3,242)	(195)	592	(1,689)	2,781	24,065	35,733
Industrial and commercial equipment	481	124	(120)	(1)	6	(52)	3	441	1,194
Other assets	232	79	(90)	(1)	24	(13)	47	278	781
Fixed assets in progress and advances	6,809	4,755		(254)	30	(823)	(3,369)	7,148	449

	33,314	6,843	(3,543)	(470)	764	(2,610)	(605)	33,693	39,700

Capital expenditures of euro 6,843 million (euro 5,273 million in 2001) primarily relate to the Exploration & Production segment (euro 4,675 million), Gas & Power segment (euro 1,185 million), Refining & Marketing segment (euro 476 million). Additional information on capital expenditures is included in the “Operating Review” of the “Report of the Directors”.

Depreciation rates used are as follows:

(%)
Buildings	3	—	10
Plant and machinery:
— pipelines, distribution networks and related plant and machinery	2	—	5
— other plant and machinery	4	—	25
Industrial and commercial equipment	10	—	25

Writedowns of euro 470 million concern primarily the Exploration & Production segment (euro 332 million) and the Petrochemical segment (euro 128 million).

The changes in scope of consolidation concern the purchases and sales of companies during the year. The euro 764 million amount concerns in particular the inclusion of Polimeri Europa SpA and its subsidiaries (euro 540 million) and the purchase of Bouygues Offshore SA (euro 183 million).

Other changes for euro 605 million concerned in particular the sale of assets for euro 401 million (of which 324 related to the Exploration & Production segment) and euro 226 million transfers and sale of businesses, of euro 197 million related to the Refining & Marketing segment (of which euro 158 million related to the transfer of Raffineria di Priolo to the Erg Raffinerie Mediterranee Srl and euro 34 million related to the sale of service stations to Tamoil).

Monetary revaluations included in the gross and net value of fixed assets, amount to euro 1,179 and 64 million, respectively (euro 1,295 million and 112 million respectively at December 31, 2001).

At December 31, 2002 fixed assets have been pledged for euro 489 million primarily as collateral on debt incurred by Eni (euro 240 million at December 31, 2001). The euro 249 million increase is primarily due to the inclusion in consolidation of Polimeri Europa SpA (euro 219 million).

Fixed assets by segment

(million €)	Dec. 31, 2001	Dec. 31, 2002

Fixed assets, gross:
— Exploration & Production	38,667	38,534
— Gas & Power	15,867	16,467
— Refining & Marketing	9,083	8,172
— Petrochemicals	4,458	6,438
— Oilfield Services and Engineering	2,805	3,447
— Other activities	241	335

	71,121	73,393

Accumulated depreciation, amortization and writedowns:
— Exploration & Production	17,939	18,672
— Gas & Power	9,269	9,276
— Refining & Marketing	5,751	5,075
— Petrochemicals	3,369	4,784
— Oilfield Services and Engineering	1,338	1,689
— Other activities	141	204

	37,807	39,700

Fixed assets, net:
— Exploration & Production	20,728	19,862
— Gas & Power	6,598	7,191
— Refining & Marketing	3,332	3,097
— Petrochemicals	1,089	1,654
— Oilfield Services and Engineering	1,467	1,758
— Other activities	100	131

	33,314	33,693

8  Investments

					Change	Exchange			Reserve for
	Net value	Acquisitions	Increase	Reduction	in scope	rate	Other	Net value	contingencies
(million €)	at Dec. 31, 2001	and subscriptions	in value	in value	of consolidation	differences	changes	at Dec. 31, 2002	at Dec. 31, 2002

Investments in unconsolidated subsidiaries	526	15	30	(45)	(257)	(21)	(1)	247	480
Investments in affiliates	2,096	231	148	(248)	8	(145)	150	2,240	602
Investments in other companies	390	7	6	(22)	1	(40)	(50)	292	40

	3,012	253	184	(315)	(248)	(206)	99	2,779	1,122

Acquisitions and subscriptions for euro 253 million concerned mainly: (i) the subscription of capital increase of EnBW Eni Verwaltungsgesellschaft mbH (euro 97 million), of Albacom SpA (euro 44 million) and of United Gas Derivatives Co (UGDC) (euro 20 million); (ii) the purchase of 46.2% of the share capital of Ages Pisa SpA (euro 49 million).

Increases and reductions in value include Eni’s portion of equity earnings or losses on investments accounted for under the equity method and changes in value of investments accounted for under the cost criteria. Specifically, the increase of euro 184 million relates to Trans Austria Gasleitung GmbH (euro 34 million); TSKJ Ð Servi#os de Engenharia Lda (euro 24 million), Transmediterranean Pipeline Co Ltd (euro 23 million), Superoctanos CA (euro 18 million) and Azienda Energia e Servizi SpA (euro 15 million); reductions for euro 315 million include primarily Galp Energia SGPS SA (euro 85 million), Albacom SpA (euro 37 million), Distribuidora de Gas del Centro SA (euro 34 million) and also the decrease of received dividends from companies valued with the equity method (euro 106 million) .

Changes in the scope of consolidation relate to the exclusion of Polimeri Europa SpA from investment following its inclusion in the scope of consolidation (euro 257 million).

Other changes for euro 99 million relate primarily to the purchase of 28% of Erg Raffinerie Mediterranee Srl following the transfer of Raffineria di Priolo (euro 100 million) and to the subscriptions of capital increase of Raffineria di Milazzo ScpA following the cancellation of a financial receivable (euro 36 million); this increase is partially offset by the sale of Qatar Petrochemical Co Ltd (euro 29 million) and Blu SpA (euro 25 million).

	Dec. 31, 2001			Dec. 31, 2002

		Eni’s	Accounting		Eni’s	Accounting
(million €)	Net value	interest	method	Net value	interest	method

Unconsolidated subsidiaries:
— Polimeri Europa SpA	257	100.00	equity method
— Transmediterranean Pipeline Co Ltd	103	50.00	equity method	83	50.00	equity method
— Conserv Inc	25	100.00	cost	25	100.00	cost
— Other (*)	141			139

	526			247

Affiliates:
— Galp Energia SGPS SA	755	33.34	equity method	659	33.34	equity method
— Blue Stream Pipeline Co BV	214	50.00	equity method	178	50.00	equity method
— Eteria Parohis Aeriou Thessaloniki SA	151	49.00	equity method	151	49.00	equity method
— Raffineria di Milazzo ScpA	82	50.00	equity method	121	50.00	equity method
— Albacom SpA	108	35.17	equity method	115	35.00	equity method
— Erg Raffinerie Mediterranee Srl				100	28.00	cost
— Superoctanos CA	90	49.00	equity method	93	49.00	equity method
— Azienda Energia e Servizi SpA	80	49.00	equity method	92	49.00	equity method
— EnBW Eni Verwaltungsgesellschaft mbH				89	50.00	equity method
— Fertilizantes Nitrogenados de Oriente CEC	81	20.00	equity method	66	20.00	equity method
— Supermetanol CA	76	34.51	equity method	66	35.19	equity method
— Trans Austria Gasleitung GmbH (**)	19	89,00	equity method	55	89.00	equity method
— Ages Pisa SpA				49	46.18	equity method
— Haldor Tops¿e AS	48	50.00	equity method	43	50.00	equity method
— Eteria Parohis Aeriou Thessalia SA	39	49.00	equity method	39	49.00	equity method
— Siciliana Gas SpA	32	50.00	equity method	38	50.00	equity method
— Transitgas AG	33	46.00	equity method	34	46.00	equity method
— Carson Development General Partnership	45	50.00	cost	34	50.00	cost
— Distribuidora de Gas del Centro SA	68	31.35	equity method	12	31.35	equity method
— Other (*)	175			206

	2,096			2,240

Other companies:
— Nigeria Lng Ltd	129	10.40	cost	111	10.40	cost
— Ceska Rafinerska AS	42	16.33	cost	39	16.33	cost
— Interconnector (UK) Ltd	30	5.02	cost	30	5.00	cost
— Discovery Producer Services Llc	37	16.67	cost	16	16.67	cost
— Qatar Petrochemical Ltd	29	10.00	cost
— Blu SpA	23	7.00	cost
— Other (*)	100			96

	390			292

	3,012			2,779

(*)	Each individual amount included herein does not exceed euro 25 million.
(**)	The company is a joint venture.

The net value of investments in unconsolidated subsidiaries and affiliates does not include significant differences between purchase price and Eni’s equity in the investments, with the exception of the difference related to Galp Energia SGPS SA which Eni has attributed to goodwill (euro 320 million and 214 million at December 31, 2001 and 2002 respectively).

The following are the amounts, according to Eni’s interest, from the last available financial statements of unconsolidated subsidiaries and affiliates:

	Unconsolidated
(million €)	subsidiaries	Affiliates

Current assets	110	1,832
Non-current assets	329	5,366

Total assets	439	7,198

Current liabilities	146	2,781
Non-current liabilities	179	2,422

Total liabilities	325	5,203

Minority interests	2	199
Shareholders’ equity	112	1,796

Total liabilities and shareholders’ equity	439	7,198

Net borrowings	180	2,971

Net sales	97	6,489
Operating income	36	239
Net income	21	88

Net borrowings of unconsolidated subsidiaries and affiliates of euro 3,151 million concern for euro 2,133 million Gas & Power segment joint ventures, which control gas transportation networks outside Italy. For these companies the effect on net borrowings is euro 1,270 million, because euro 863 million are yet included as financement by Eni (operating receivables); in addition euro 485 million are granted by Eni.

The reserve for losses related to investments, included in the reserve for contingencies (Note 13) concerns the following companies:

(million €)	Dec. 31, 2001	Dec. 31, 2002

Industria Siciliana Acido Fosforico — ISAF SpA (in liquidation)	28	30
Snamprotechint — Servi#os e Gest o de Projectos Lda		21
Agip Middle East BV	18	16
Fosfotec Srl (in liquidation)	9	8
Bormia SpA (in liquidation)	160
Pertusola Sud SpA (in liquidation)	131
Mineraria Campiano SpA (in liquidation)	17
Other companies	21	31

	384	106

Bormia SpA (in liquidation) is now merged in EniChem SpA, Pertusola Sud SpA (in liquidation) and Mineraria Campiano SpA (in liquidation) were merged in Singea SpA (in liquidation) now merged in EniChem SpA.

9  Intangible assets

								Reserve
				Changes	Exchange			amortization
	Net value			in scope	rate	Other	Net value	writedown
(million €)	at Dec. 31, 2001	Investments	Amortization	of consolidation	differences	changes	at Dec. 31, 2002	at Dec. 31, 2002

Organizational and financing costs	39	3	(12)		(1)		29	60
Costs for research and development	510	914	(1,066)		(58)	3	303	666
Industrial patent right and intellectual property rights	88	37	(91)	1		114	149	552
Concessions, licences, trademarks and similar items	411	37	(118)	4	(50)	750	1,034	1,097
Goodwill	543	10	(74)	845	(87)	70	1,307	240
Intangible assets in progress and advances	128	181		1		(175)	135	5
Other intangible assets	1,124	23	(62)	5	(93)	(779)	218	427

	2,843	1.205	(1,423)	856	(289)	(17)	3,175	3,047

Organizational and financing costs of euro 29 million concern costs for extraordinary corporate operations, costs for setting up or expanding production activities and costs for share capital increases.

Costs for research and development for euro 303 million concern mainly the purchase of mineral rights (euro 301 million). This item also includes exploration expenditure amortized in the year for euro 861 million (euro 757 million in 2001).

Concessions, licenses, trademarks and similar items for euro 1,034 million concern primarily the transmission rights for natural gas imported from Algeria (euro 754 million), concessions for mineral exploration (euro 132 million), a concession for natural gas distribution in the Brazilian state of Sao Paulo (euro 31 million) and know-how relating to new projects (euro 30 million). Other changes for euro 750 million concern the reclassification from other intangible assets of the transmission rights for natural gas imported from Algeria (euro 802 million).

Goodwill for euro 1,307 million concerns primarily Oilfield Services and Engineering segment (euro 880 million, of which euro 823 million relates Saipem SA, former Bouygues Offshore SA), Exploration & Production segment (euro 250 million relates to Lasmo), Refining & Marketing segment (euro 93 million of which euro 65 million relates to Agip Distribuidora SA, former Companhia Sao Paulo de Petr leo SA, now merged in Agip do Brasil SA) and Gas & Power (euro 77 million, of which euro 58 million relates to Italgas SpA).

Other intangible assets of euro 218 million concern primarily royalties for the use of licenses by Polimeri Europa SpA (euro 98 million) and investments on assets of third parties (euro 84 million).

10  Other non-current assets

Other non-current assets consist of the following:

(million €)	Dec. 31, 2001	Dec. 31, 2002

Securities held as long-term assets:
— Italian treasury bonds	21	21
— other securities	312	290
Other	114	117
Deferred tax assets	776	1,457

	1,223	1,885

Securities held as long-term assets are carried at cost, adjusted for permanent impairment, and represent security deposits from customers euro 21 million (the same amount at December 31, 2001).

Other securities (euro 290 million) decreased by euro 22 million due mainly to the exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 21 million).

Deferred tax assets are described in Note 13 “Reserves for contingencies and other deferred non-current tax liabilities”.

11  Taxes payable

Taxes payable include the following:

(million €)	Dec. 31, 2001	Dec. 31, 2002

Customs and excise duties	693	406
Income taxes payable	912	810
Other	750	575

	2,355	1,791

Taxes payable of euro 1,791 million decreased by euro 564 million due to the new payment’s system of customs excise duties, which has advanced the excise’s payment to the end of December for products that are put on the market in the second half December (euro 404 million).

12  Debt

Short-term debt

Eni’s short-term debt is composed of the following:

(million €)	Dec. 31, 2001	Dec. 31, 2002

Due to:
— banks	1,972	4,583
— other financing institutions	25	16
— commercial paper	3,032	3,128
— unconsolidated subsidiaries	52	68
— affiliates	150	95

	5,231	7,890

Short-term debt by currency is as follows:

(million €)	Dec. 31, 2001	Dec. 31, 2002

Euro	1,314	4,155
U.S. dollar	2,197	1,674
British pound	1,271	1,674
Swiss franc	170	117
Norwegian kroner	30	101
Other	249	169

	5,231	7,890

The average interest rate of Eni’s short-term debt was 4.45% and 3.82% for the years ended December 31, 2001 and 2002, respectively.

Short-term debt of euro 7,890 million increase by euro 2,659 million. The increase concerns primarily the Public Offering of Italgas shares, which has required a time deposit for euro 1,447 million, such increase has been partially offset by the exchange rate differences due to the translation of financial statement prepared in foreign currencies (euro 694 million).

On December 31, 2002 Eni maintains irrevocable and revocable unused lines of credit with various domestic and foreign banks for euro 1,219 and 1,140 million (euro 2,232 and 705 million, respectively, at December 31, 2001). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

Long-term debt

Eni’s long-term debt, including current maturities, as of December 31, 2001 and 2002, and the related maturity schedules are as follows:

(million €)		Dec. 31		Current	Long-term maturity
				maturity
Type of debt instrument	Maturity range	2001	2002	2003	2004	2005	2006	2007	After	Total

Due to banks:
— ordinary loans	2002-2017	2,800	3,028	682	717	733	378	262	256	2,346
— interest rate assisted loans	2002-2008	296	251	30	82	83	42	6	8	221
— exchange rate assisted loans	2002-2006	14	40	35	2	1	2			5
— ordinary export credit	2002-2006	14	8	3	3	1	1			5
— other financings	2002-2006	121	311	2	306	1	2			309

		3,245	3,638	752	1,110	819	425	268	264	2,886

Ordinary bonds	2003-2027	3,222	3,169	196	203	508	437	394	1,431	2,973
Others	2002-2019	850	723	32	85	40	23	24	519	691

		7,317	7,530	980	1,398	1,367	885	686	2,214	6,550

Eni entered into a financing arrangement, relating to bank debt that requires maintenance of certain financial ratios generally based on Eni SpA’s statutory and consolidated financial statements. At December 31, 2001 and 2002, the amount of debt subject to restrictive covenants was euro 11 million and euro 3 million, respectively. Eni is in compliance with the covenants contained in its financing arrangements.

The exchange rate assisted loans for euro 40 million relate to borrowings from European organizations, such as the European Investment Bank, for the purpose of economic development whereby the Italian Government partially absorbs foreign exchange gains and losses related to such loans.

Ordinary bonds of euro 3,169 million concern primarily notes issued by Eni in its Medium Term Notes program for a total of euro 1,561 million (of which euro 500 million have a fixed rate of 6.125% and mature in 2010 euro 1,061 million have fixed and variable rates and mature before 2010) seven series of notes issued by Lasmo for a total of euro 1,453 million with fixed rates from 6.7% to 10.375% and maturities between 2003 and 2027, moreover Enifin SpA loan 1997-2005 with variable rate amounting to euro 129 million. Eni SpA bonds 1993-2003 with variable rate amounting to euro 516 million have been paid in advance on December 1, 2002.

Long-term debt, including current maturities and average interest rates, by currency, is as follows:

	Dec. 31, 2001	Average	Dec. 31, 2002	Average
	(million €)	interest rate	(million €)	interest rate

Euro	3,417	5.7	4,408	4.6
U.S. dollar	3,510	4.8	2,614	6.8
British pound	280	9.2	257	10.7
Japanese yen	104	0.65	93	1.3
Other	6	7.8	158	2.3

	7,317		7,530

On December 31, 2002 Eni maintains irrevocable unused long-term lines of credit with various domestic and foreign banks for euro 364 million (euro 510 million at December 31, 2001). These agreements provide for interest charges based on prevailing market conditions. Commission fees on unused lines of credit are not significant.

In the normal course of business, Eni utilizes various derivative contracts to reduce risks arising from interest rate and foreign currency exchange rate fluctuations, both for long and short-term debt. See Note 24 for a more detailed discussion.

Certain debt, in the amount of euro 115 million and euro 409 million at December 31, 2001 and 2002, respectively, is guaranteed by mortgages and liens on the fixed assets of consolidated companies and by pledges on marketable securities.

13  Reserves for contingencies and other deferred non-current tax liabilities

	Amount at
	the beginning
(million €)	of the year	Additions	Deduction	Other changes	Year-end amount

December 31, 2001
Employee retirement and similar obligations	76	13	(6)	3	86
Other reserves for contingencies:
— site restoration and abandonment	1,698	125	(74)	214	1,963
— environmental risks	542	212	(158)	208	804
— loss adjustments and actuarial reserves for Eni’s insurance companies	604	103	(182)	10	535
— restructuring or decommissioning of production facilities	126	631	(24)	140	873
— reserve for contract penalties and disputes	344	41	(233)	61	213
— losses related to investments	566	51	(34)	(199)	384
— other (*)	393	193	(146)	42	482

	4,273	1,356	(851)	476	5,254

Non-current income tax liabilities:
— deferred taxation	982	737	(1,083)	1,731	2,367
— other tax reserves	371	35	(147)	(5)	254

	1,353	772	(1,230)	1,726	2,621

	5,702	2,141	(2,087)	2,205	7,961

December 31, 2002
Employee retirement and similar obligations	86	15	(9)	36	128
Other reserves for contingencies:
— site restoration and abandonment	1,963	184	(86)	(81)	1,980
— environmental risks	804	101	(171)	824	1,558
— loss adjustments and actuarial reserves for Eni’s insurance companies	535	63		(5)	593
— restructuring or decommissioning of production facilities	873	10		(529)	354
— contract penalties and disputes reserve	213	29	(36)	5	211
— losses related to investments	384	11	(75)	(214)	106
— other (*)	482	329	(214)	(5)	592

	5,254	727	(582)	(5)	5,394

Non-current income tax liabilities:
— deferred taxation	2,367	318	(301)	2	2,386
— other tax reserves	254	8	(3)	(34)	225

	2,621	326	(304)	(32)	2,611

	7,961	1,068	(895)	(1)	8,133

(*)	Each individual amount included herein does not exceed euro 50 million.

The “Site restoration and abandonment” reserve of euro 1,980 million represents primarily the estimated costs for well-plugging, abandonment and site restoration of euro 1,917 million. Other changes for euro 81 million concern primarily exchange rate loss from the translation of financial statements denominated in currencies other than the euro (euro 92 million).

The “Environmental risks” reserve of euro 1,558 million represents, primarily, the estimated costs of remediation for the Petrochemicals segment (euro 1,270 million) and the Refining & Marketing segment (euro 241 million). Additions for euro 101 million relate to the Petrochemical (euro 68 million), Refining & Marketing (euro 18 million) and Gas & Power (euro 15 million) segments. Other changes for euro 824 million relate in particular to the reclassification of a portion of restructuring or decommissioning of production facilities of EniChem SpA (euro 450 million) and the merger of Bormia SpA (in liquidation) in EniChem SpA (euro 363 million).

The “Restructuring or decommissioning of production facilities” reserve of euro 354 million represents the estimated costs in the Petrochemicals segment (euro 323 million). Other changes for euro 529 million relate in particular to the reclassification of the Environmental risks reserve of EniChem SpA (euro 450 million).

The “Reserve for losses on investments” of euro 106 million decreased by euro 278 million following the merger of Bormia SpA (in liquidation) in EniChem SpA (euro 160 million), of Pertusola Sud SpA (in liquidation) and Mineraria Campiano SpA (in liquidation) in Singea SpA (in liquidation), now merged with EniChem SpA (euro 148 million).

“Deferred income tax liabilities net” of euro 2,386 million (euro 2,367 million at December 31, 2001) have already been reduced by deferred tax assets for which Eni possesses the legal right of offset. A description follows of net deferred tax liabilities, determined by subtracting from the reserve for taxes the deferred income tax assets that may not be offset and are included in the item “Other non-current assets”.

Net deferred income tax liabilities

(million €)	Dec. 31, 2001	Dec. 31, 2002

Deferred income taxes	4,064	4,224
Deferred tax assets may be offset	(1,697)	(1,838)
	2,367	2,386
Deferred tax assets may be not offset	(776)	(1,457)

	1,591	929

The most significant temporary differences giving rise to the net deferred tax liabilities are as follows:

(million €)	Dec. 31, 2001	Dec. 31, 2002

Deferred tax liabilities:
— anticipated and accelerated depreciation	2,954	3,133
— differences between purchase cost and net book value of acquired consolidated companies	591	457
— reserve for uncollectible receivables	127	134
— distributable reserves subject to taxes	105	94
— gains taxable in the future	76	92
— reserves for accelerated contingencies	88	104
— other	123	210

	4,064	4,224

Deferred tax assets:
— accruals for doubtful accounts and reserve for contingencies	(1,919)	(1,909)
— assets revaluations as per Law 342/2000	(1,136)	(939)
— tax loss carryforwards	(1,132)	(1,539)
— investments revaluation in accordance with Law 292/93 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(892)	(843)
— future deductable amortization	(355)	(387)
— writeoffs of fixed assets, intangible assets and or inventories deductible in the future	(269)	(337)
— losses on investments and subsidiaries in excess of currently allowable tax deductions	(236)	(565)
— other	(347)	(457)

	(6,286)	(6,976)

Less:
Valuation allowance	3,813	3,681

	(2,473)	(3,295)

Net deferred tax liabilities	1,591	929

The valuation allowance for deferred tax assets (euro 3,813 and 3,681 million for the years ending December 31, 2001 and 2002 respectively) mainly relates to consolidated companies with accumulated fiscal losses which are not expected to be recovered against future fiscal profits and to temporary differences which the company does not expect will be utilized.

Tax loss carryforwards

Under Italian tax regulations, losses may be carried forward for up to five years; for non-Italian tax loss carryforwards the period generally ranges from 5 to 15 years, with a significant portion having no expiration date. Tax loss carryforwards reverse at a rate of 34% for Italian companies and an average rate of 36% for foreign companies.

Gross tax loss carryforwards of euro 4,395 million expire as follows:

(million €)	Domestic	Foreign

2003	282	8
2004	630	27
2005	45	30
2006	565	73
2007	1,022	29
over 2007		557
without expiration		1,127

	2,544	1,851

Tax loss carryforwards expected to be utilized amount to euro 1,054 million and relate primarily to foreign companies (euro 876 million). The tax effect of such tax loss carryforward is euro 383 million.

Other tax reserves include estimated charges of euro 225 million for unsettled tax claims. All tax years prior to 1996 have been settled, for direct taxes, with Italian tax authorities, by Eni SpA and most of its Italian subsidiaries. The situation for foreign companies is more complex, however all tax years have been primarily settled between 1996 and 2001.

14  Shareholders’ equity

Share capital

On June 1, 2001 the General Shareholders’ Meeting approved the conversion of Eni’s share capital from lira into euro and the grouping of shares where for two shares with nominal value 0.5 euro each shareholder receives one share nominal value 1 euro.

Eni SpA had 4,001,814,026 shares (nominal value euro 1 each) fully paid-up as of December 31, 2002, of which: 2,581,444,850 shares, corresponding to 64.51% are publicly1 held, 1,213,731,615, corresponding to 30.33% are held by the Ministry of Economy and Finance and 206,637,561, corresponding to 5.16% are held by Eni SpA (4,001,259,476 shares at December 31, 2001, of which 2,633,147,035, corresponding to 65.81% are publicly held,1,213,731,615, corresponding to 30.33% are held by the Ministry of Economy and Finance and 154,380,826, corresponding to 3.86% are held by Eni SpA). The increase of 554,550 shares nominal value 1 euro results from the issue of shares subscribed under the stock grant plan.

Reserves

The legal reserve of Eni SpA represents earnings restricted from the payment of dividends pursuant to the Italian Civil Code (the “Civil Code”). Under the Civil Code, with respect to income of any year, an amount equal to 5% of the net income of Eni SpA, as recorded in Eni SpA’s statutory financial statements for such year, must be set aside until the cumulative legal reserve is equal to one-fifth of the nominal value of Eni SpA’s issued and outstanding share capital. Such dividend restriction also applies to each Italian subsidiary of Eni.

Reserves include amounts received from the Ministry of Economic and Finance to reimburse Eni SpA for principal and interest payments on loans obtained and bonds issued in prior years, which under laws 730/83, 749/85 and 41/86, were obligations of the Government.

The “Reserve for the issue of shares in accordance with art. 2349 of the Italian Civil Code” contains earnings destined to increase share capital under the stock option plan. On December 31, 2002 the number of shares to assign for no consideration is 3,559,850 shares nominal value 1 euro (3,079,500 shares at December 31, 2001).

(1)	At December 31, 2001 and 2002, respectively the Ministry of Economy and Finance results the sole shareholder with more than 2% of the share capital.

As provided by Italian Law, dividends may be paid by Eni SpA only out of retained earnings plus distributable reserves and statutory net income for the current year net of the amount to be allocated to the legal reserve in the subsequent year.

Approximately euro 21,900 million was unrestricted as to payment of dividends at December 31, 2002, a portion of which is subject to taxation upon distribution. Deferred tax liabilities for euro 94 million have been recorded in relation to the reserves expected to be distributed.

Treasury shares

Treasury shares amount to euro 2,838 million (euro 2,068 million at December 31, 2001) and consist of 206,637,561 ordinary shares nominal value 1 euro owned by Eni SpA (154,380,826 ordinary shares nominal value lire 1,000 as of December 31, 2001). Such shares valued at cost and have been repurchased to increase shareholder’s value in accordance with the decisions of Eni’s shareholders meetings of June 6, 2000, June 1, 2001 and May 30, 2002.

Reconciliation of statutory net income and shareholders’ equity to consolidated net income and shareholders’ equity

The statutory financial statements of subsidiaries reflect certain tax-driven entries. In addition, Eni SpA’s statutory financial statements do not reflect the consolidation of subsidiary companies.

Adjustments are made in consolidating the statutory accounts of Eni SpA and subsidiary companies to reflect the consolidation principles described in Note 2. In addition, adjustments are made to eliminate the effects of certain tax-driven entries applied by subsidiary companies in their respective statutory accounts.

The reconciliation of net income and shareholders’ equity as reported in Eni SpA’s statutory financial statements to those reported in the consolidated financial statements is as follows:

		Net income			Shareholders’ equity

(million €)	2000	2001	2002	Dec. 31, 2000	Dec. 31, 2001	Dec. 31, 2002

As recorded in Eni SpA’s financial statements	3,426	2,250	3,880	14,785	15,375	26,498
Loans serviced by the Government				4
Treasury shares				(574)	(2,068)	(2,838)
Difference between the equity value and result of consolidated companies and the equity value and result of consolidated companies as accounted for in Eni SpA financial statements	390	2,990	1,049	15,712	18,741	7,118
Consolidation adjustments:
— difference between cost and underlying value of equity	(22)	(49)	(83)	203	459	1,131
— elimination of tax adjustments and compliance with accounting policies	1,846	420	1,261	(4,378)	(1,945)	(1,218)
— elimination of unrealized intercompany (profits) losses	(72)	(130)	(1,024)	(437)	(1,493)	(2,777)
— deferred taxation	313	258	120	(1,241)	(127)	120
— other adjustments	141	2,489	19	(1)	247	317

	6,022	8,228	5,222	24,073	29,189	28,351
Minority interest	(251)	(477)	(629)	(1,672)	(1,706)	(2,094)

As recorded in consolidated financial statements	5,771	7,751	4,593	22,401	27,483	26,257

Other adjustment related to income of 2001 include euro 2,352 million related to the realized gain in the consolidated financial statement for the public offering of 40.24% of the share capital of Snam Rete Gas SpA.

15  Net sales from operations are as follows

(million €)	2000	2001	2002

Gross sales from operations	62,985	63,094	61,500
Change in contract work in progress	(1,054)	88	1,127
Less:
— excise tax	(13,126)	(13,068)	(13,139)
— services billed to joint venture partners	(867)	(1,189)	(1,566)

	47,938	48,925	47,922

16  Purchases, services and other

     Purchases, services and other include the following:

(million €)	2000	2001	2002

Production costs-raw, ancillary and consumable materials and goods	23,691	23,711	22,658
Production costs-services	6,513	7,507	8,614
Lease, rental and royalty expenses	1,203	1,242	1,454
Other expenses	1,518	1,302	1,575

	32,925	33,762	34,301
Less:
— services billed to joint venture partners	(867)	(1,189)	(1,566)
— capitalized direct costs associated with self-constructed assets	(616)	(745)	(842)

	31,442	31,828	31,893

Lease, rentals and royalty expense include royalties on hydrocarbons extracted for euro 552 million, 517 and 508 in 2000, 2001 and 2002 respectively.

17  Payroll and related costs

Payroll and related costs are analyzed as follows:

(million €)	2000	2001	2002

Wages and salaries	2,175	2,271	2,441
Social security contributions	627	602	650
Employee termination indemnities	117	114	121
Pensions and similar obligations	11	12	15
Other costs	57	83	119

	2,987	3,082	3,346
Less:
— revenues related to personnel costs	(40)	(51)	(53)
— capitalized direct costs associated with self-constructed assets	(161)	(180)	(190)

	2,786	2,851	3,103

18  Depreciation, amortization and writedowns

Depreciation, amortization and writedowns consist of the following:

(million €)	2000	2001	2002

Depreciation and amortization:
— intangible assets	1,122	1,370	1,423
— fixed assets	2,678	3,310	3,543

	3,800	4,680	4,966
Writedowns
— intangible assets			95
— fixed assets	55	100	447

	55	100	542
Less:
— direct costs associated with self-constructed assets	(12)	(9)	(4)

	3,843	4,771	5,504

19  Financial income (expense) and exchange differences, net

Financial expense and exchange differences, net, consist of the following:

(million €)	2000	2001	2002

Interest and other financial income	501	539	513
Gains on securities	116	95	44
Interest and other financial expense	(791)	(932)	(737)
Exchange differences, net	165	(10)	(30)
Less:
— interest capitalized	73	49	43

	64	(259)	(167)

20  Other income (expense) from investments

Other income (expense) from investments consists of the following:

(million €)	2000	2001	2002

Gains on disposals	19	76	55
Dividends	44	40	32
Income from equity investments	137	151	178
Other revaluation of investments	10	7	6
Writedown of investments	(178)	(491)	(245)
Other	1	1	17

	33	(216)	43

21  Extraordinary income (expense)

Extraordinary income (expense) consists of the following:

(million €)	2000	2001	2002

Extraordinary income
Gains on disposals	86	3,473	257
Other extraordinary income	146	173	112

	232	3,646	369
Extraordinary expense
Restructuring cost:
— provisions for risks	(182)	(885)	(157)
— cost of redundancy incentives	(202)	(237)	(114)
— writedowns of fixed assets	(34)	(607)	(55)

	(418)	(1,729)	(326)
Other extraordinary expenses	(326)	(80)	(72)

	(744)	(1,809)	(398)

	(512)	1,837	(29)

Gains on disposals relate to sale of investments, businesses and fixed assets as a result of restructuring activities. In particular disposal gains of euro 257 million are primarily due to: (i) the sale of service station of Refining & Marketing segment in Italy (euro 127 million); (ii) the sale of the share capital of Agip Nigeria Ltd (euro 87 million); (iii) the sale of fixed assets (euro 28 million, of which euro 21 million related to Gas & Power segment); (iv) the sale of consolidated businesses (euro 15 million).

Other extraordinary income of euro 112 million relate primarily to the release of reserves for accelerated contingencies, the definition of legal proceedings and the debt collection essentially in Petrochemicals (euro 72 million), Gas & Power (euro 23 million) and Refining & Marketing (euro 13 million) segments.

Provisions for risks of euro 157 million relate primarily to the environment restoration and to changes for restructuring and divestments in the Refining & Marketing (euro 79 million) and Petrochemicals (euro 71 million) segments.

Redundancy incentives of euro 114 million concern primarily the Petrochemicals segment (euro 34 million), Gas & Power (euro 27 million), Refining & Marketing segment (euro 25 million) and the Oilfield Services and Engineering (euro 14 million) segments.

Writedowns and losses of euro 55 million including the writedown of fixed assets in the Petrochemical segment (euro 23 million), the loss on sale of Raffineria di Priolo to Erg Raffinerie Mediterranee Srl (euro 22 million) and the loss in the disposal of consolidated businesses and fixed assets (euro 10 million, of which euro 9 million relate to the Gas & Power segment).

Other extraordinary expenses of euro 72 million relate primarily to the Refining & Marketing segment (euro 49 million) and are primarily due to restructuring operations and costs of previous periods.

22  Income tax expense

(million €)	2000	2001	2002

Current Taxes:
— Italian subsidiaries	3,584	1,093	1,451
— Foreign subsidiaries operating in Exploration & Production segment	1,944	2,028	2,040
— Other foreign subsidiaries	40	175	163

	5,568	3,296	3,654
Less:
— Tax credits on dividends distribution not offset with current tax payment	(2)	(1)

	5,566	3,295	3,654
Deferred Taxes:
— Italian subsidiaries	(1,478)	158	(542)
— Foreign subsidiaries operating in Exploration & Production segment	247	93	53
— Other foreign subsidiaries		(16)	(38)

	(1,231)	235	(527)

	4,335	3,530	3,127

Income taxes due relate to Irpeg (National income tax) for euro 1,156 million and Irap (Regional income tax) for euro 252 million and foreign income taxes of euro 43 million.

The effective tax rate is 37.5% compared with a statutory tax rate of 42.1%, calculated by applying a 36% tax rate (Irpeg) to income before taxes and 4.25% tax rate (Irap) to the net value of production as provided for by Italian laws.

The difference between the statutory and effective tax rate is due to the following factors:

(%)	2000	2001	2002

Statutory tax rate	42.7	40.9	42.1
Higher (lower) foreign subsidiaries tax rate	2.5	5.0	2.7
Permanent differences	0.5	(7.6)	0.8
Effect of the application of Law No. 342/2000	(4.9)	(4.6)	(4.7)
Effects of tax credits	(0.3)	(2.3)	(4.9)
Other	1.4	(1.4)	1.5

	(0.8)	(10.9)	(4.6)

Effective tax rate	41.9	30.0	37.5

Permanent timing differences of year 2001 concern mainly the gain recorded in the consolidated financial statements due to the public offering of 40.24% of the share capital of Snam Rete Gas SpA (7.2%).

23  Earnings per share

Earnings per share for the year 2000 and have been restated to reflect the conversion of the share capital from Italian lire to euro.

Earnings per share is calculated by dividing net income by the weighted-average number of shares issued and outstanding during the year, excluding treasury shares.

In order to compare earnings per share in the two years presented, the number of shares issued through stock grants made in 2001 and 2002 has been added to the number of shares outstanding in previous years. Based on this criterion, the number of shares outstanding was 3,995,126,901, 3,910,798,299 and 3,825,837,521, in the accounting year 2000, 2001 and 2002 respectively.

The dilutive effect of potential ordinary shares when converted into ordinary shares on earnings per share is not material. At present, only shares assigned for no consideration are considered and the stock options to be exercised have a book value (euro 15.216) higher than the stock market of at December 31, 2002 (euro 14.509).

24  Commitments and contingencies

Derivative financial instruments

Eni operates internationally in the oil and natural gas, electricity generation, petrochemicals and oilfield services and engineering industries and is subject to exposure to market risks from changes in interest rates, foreign exchange rates and commodity prices.

Derivative financial instruments are utilized by Eni to reduce these risks, as explained below.

Eni’s treasury activities are managed primarily by two captive finance companies operating in the Italian and international financial markets. Eni’s operating subsidiaries are required to reduce foreign exchange rate risk to a minimum level by coordinating their operations with such finance companies.

Eni SpA’s Board of Directors has defined a policy that requires the Treasury Department of Eni SpA to determine the maximum level of foreign exchange rate and interest rate risks that can be assumed by Eni’s finance companies. Such policy also defines the eligible counterparties in derivative transactions. As far as interest rate and foreign exchange rate risks are concerned, the calculation and measurement techniques followed by Eni’s finance companies are in accordance with established banking standards (such standards are established by the Basel Committee). However, the tolerable level of risk adopted by such companies is more conservative than that defined by the Basel Committee: Eni SpA’s Treasury Department is responsible for monitoring compliance with Eni’s policy, as well as the correlation between the indicators adopted for measuring of the tolerable risk level, the portfolio of financial instruments and market conditions.

Eni does not enter into derivative transactions on a speculative basis.

(a) Notional amounts and credit exposures of derivatives

The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged; this amount can be expressed either on a value basis or on a physical quantities basis (such as barrels, tonnes, etc.). The amounts expressed in foreign currency are converted into euro applying the exchange rate at year-end.

The notional amounts of derivatives summarized in the sections that follow do not represent amounts exchanged by the parties and, thus, are not a measure of the credit exposure of Eni. The amounts exchanged are calculated on the basis of the notional amounts and the other terms of the derivatives, which relate to interest rates, exchange rates and commodity prices. Therefore, the credit exposure of interest rate, foreign exchange and commodity contracts is represented by the fair value of contracts with a positive fair value at year-end, reduced by the effects of master netting agreements. Eni SpA’s Board of Directors has approved policies which provide guidelines related to the criteria of eligible counterparties in derivative transactions and permissible financing investments, including purchases of securities. Although Eni is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, it does not expect any counterparties to fail to meet their obligations given the high credit standings of such counterparties.

(b) Interest rate risk management

Eni enters into various types of interest rate contracts in managing its interest rate risk, as indicated in the following table:

	Dec. 31, 2001	Dec. 31, 2002
(million €)	Notional amount	Notional amount

Interest rate swaps	3,208	5,206
Forward rate agreement	168	220
Interest rate collars	134	129

	3,510	5,555

Eni enters into interest rate derivatives, particularly interest rate swaps, to alter interest rate exposures arising from mismatches between assets and liabilities, to lower funding costs and to diversify sources of funding. Under interest rate swaps, Eni agrees with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates. Euro 1,998 million increase of IRS is primarily due to Enifin’s transactions in order to hedge financial payables granted to Snam Rete Gas SpA and to hedge financial receivables and payables of Eni Coordination Center SA.

The following table indicates the types of interest rate swaps used and their weighted-average interest rates and maturities. Average variable rates are based on rates at year-end and may change significantly, affecting future cash flows.

The comparison between weighted-average receive rate and weighted-average pay rate does not represent the result of derivatives: such result is calculated on the basis of the underlying hedged operation.

	Dec. 31, 2001	Dec. 31, 2002

Receive-fixed/Pay-floating swaps-notional amount (million euro)	1,202	1,201
— weighted average receive rate	6.99%	6.42%
— weighted average pay rate	3.50%	2.77%
— weighted average maturity (years)	3.93	3.74
Receive-floating/Pay-floating swaps-notional amount (million euro)	813	1,802
— weighted average receive rate	4.17%	3.32%
— weighted average pay rate	4.21%	3.95%
— weighted average maturity (years)	4.13	4.49
Pay-fixed/Receive-floating swaps-notional amount (million euro)	1,193	2,203
— weighted average pay rate	4.84%	4.73%
— weighted average receive rate	3.31%	2.43%
— weighted average maturity (years)	2.97	6.15

Forward rate agreements are generally used by Eni to offset changes in the rates of short and long-term floating-rate debt. Forward rate agreements settle in cash at a specified future date based on the differential between agreed interest rates applied to a notional amount. Forward contracts at year-end are related to contracts whereby Eni pays a fixed rate for euro 220 million (received a fix rate for euro 5 million and paid a fix rate for euro 163 million at December 31, 2001). These contracts have terms of less than one year. Gains and losses estimated at December 31, 2002, are not material.

Eni also uses interest rate collars to manage its interest rate risk. An interest rate collar is a combination of options that enable a predetermined interest rate band to be locked in. Eni also uses zero-cost collars that do not require payment of an option premium. Interest rate collar contracts at year-end have terms of up to five years.

(c) Foreign exchange risk management

Eni enters into various types of foreign exchange contracts in managing its foreign exchange risk, as indicated in the following table:

	Dec. 31, 2001	Dec. 31, 2002
(million €)	Notional amount	Notional amount

Forward exchange contracts	5,172	7,611
Purchased options	538	348

	5,710	7,959

Eni uses forward exchange contracts primarily to hedge existing receivables and payables, including deposits and borrowings denominated in foreign currencies. Some of the contracts involve the exchange of currencies other than the local currency, according to the needs of foreign consolidated subsidiaries. Both buy and sell amounts of such contracts are indicated at the notional value. The term of forward exchange contracts is normally one year. Euro 2,439 million increase of forward exchange contracts is primarily due to Enifin’s SpA transactions in order to hedge financial short-term payables (expressed in pound sterling and changed in U.S. dollar) of Eni Coordination Center SA.

Eni also uses currency options to hedge expenses denominated in foreign currencies. Currency options, purchased in the over-the-counter market for a premium, provide Eni with the right to buy or sell an agreed amount of currency at a specified exchange rate at the end of a specified period, normally two years.

     The table below summarizes, by major currency, the contractual amounts of Eni’s forward exchange and option contracts.

	Dec. 31, 2001		Dec. 31, 2002

(million €)	Buy	Sell	Buy	Sell

U.S. dollar	1,429	2,480	1,290	3,515
Pound sterling	776	177	2,225	92
Swiss franc	4	434	32	392
Japanese yen	124	27	183	50
Norwegian kroner	39	95	68	37
Euro	73	2	43	12
Other	4	46	9	11

	2,449	3,261	3,850	4,109

(d) Commodity price risk management

Exchange traded crude oil and petroleum product futures contracts and over-the-counter market swaps are primarily used by the Refining & Marketing segments to minimize the commodity price volatility. Futures contracts have little credit risk because they take place in regulated markets. Swap agreements do not contain margin requirements and are subject to the creditworthiness of counterparties, which are principally major financial institutions. At December 31, 2001 and 2002 the notional amounts of open contracts are not material.

(e) Sales of government bonds

Eni sold Italian Government bonds to investors, primarily employees, and simultaneously entered into interest rate swaps with such investors wherein Eni receives the rate of interest on such Italian Government bonds and pays a floating rate of interest linked to Euribor (Europe Interbank Offered Rate). Such investors may sell their securities back to Eni at any time for par value plus related interest with the simultaneous cancellation of the related swaps. Eni also entered into an interest rate swap with a financial institution wherein it receives a floating rate which is considered more favorable for its floating rate commitment to its investors. At December 31, 2001 and 2002, euro 150 million and euro 178 million, respectively, worth of such securities remained in the hands of employees. For accounting purposes, this transaction was treated as a sale of the bonds with gains recognized in current income.

Guarantees

Guarantees have been given by Eni to third parties. At December 31, 2000 and 2001, these guarantees were as follows:

	At Dec. 31, 2001				At Dec. 31, 2002

	Unsecured	Other	Secured		Unsecured	Other	Secured
(million €)	guarantees	guarantees	guarantees	Total	guarantees	guarantees	guarantees	Total

Unconsolidated subsidiaries	126	277		403	117	640		757
Affiliated companies	65	1,220	78	1,363	55	1,020	77	1,152
Consolidated companies	4,800	5,287	85	10,172	4,800	5,506		10,306
Others	18	220		238	9	202		211

	5,009	7,004	163	12,176	4,981	7,368	77	12,426

Guarantees given on behalf of unconsolidated subsidiaries and affiliated companies of euro 1,832 million (euro 1,688 million as of December 31, 2001) consist primarily of: (i) unsecured guarantees and letters of patronage given to banks in relation to loans and lines of credit received for euro 1,028 million (euro 1,495 million at December 31, 2001), of which euro 826 million related to a contract released by Snam SpA now merged in Eni SpA) on behalf of Blue Stream Pipeline Co BV to a consortium of financing institutions (euro 983 million as of December 31, 2001). Euro 467 million decrease regards essentially guarantees given on behalf of unconsolidated subsidiaries that are now entered in the scope of consolidation or reclassified to consolidated companies (euro 306 million) and to exchange rate differences of unsecured guarantees given on behalf of Blue Stream Pipeline Co BV (euro 157 million); (ii) unsecured guarantees given to third parties in relation to the construction of a hydrocarbon treatment plant in Libya (euro 412 million); (iii) unsecured guarantees and letters of patronage given to customers in relation to contractual performance and bid bonds for euro 324 million (euro 68 million as of December 31, 2001). The increase of euro 256 million regards primarily unsecured guarantees given to third parties in order to cover the construction of a oil pipeline in Azerbaijan (euro 206 million). As of December 31, 2002 the underlying commitment covered by such guarantees was euro 1,661 million (euro 998 million as of December 31, 2001).

Guarantees given on behalf of consolidated companies of euro 10,306 million (euro 10,087 million as of December 31, 2001) consist primarily of: (i) a guarantee of euro 4,800 million (the same as in 2001) given by Eni SpA to Treno Alta Velocità — TAV — SpA for the proper and timely completion of a project relating to the Milano-Bologna train link by the Consorzio Cepav Uno; consortium members gave Eni liability of surety letters and bank guarantees amounting to 10% of their respective portion of the work; (ii) guarantees given to third parties relating to: bid bonds and performance bonds for euro 1,853 million (euro 1,450 million as of December 31, 2001). The increase of euro 403 million regards primarily the entrance of Bouygues Offshore SA, for euro 360 million; in the scope of consolidation insurance risk for euro 1,049 million reinsured by Eni (euro 1,248 million as of December 31, 2001; the decrease of euro 199 million regards essentially exchange rate differences due to the translation of financial statements prepared in foreign currencies euro 181 million). Hydrocarbon development activities for euro 1,139 million (euro 1,375 million as of December 31, 2001); VAT recoverable from tax authorities for euro 1,062 million (euro 764 million as of December 31, 2001). The underlying commitment covered by such guarantees was euro 8,772 million as of December 31, 2002 (euro 8,613 million as of December 31, 2001).

Secured guarantees of euro 77 million, relate to mortgages, liens and privileges granted to banks in connection with loans to affiliated and consolidated companies (euro 163 million as of December 31, 2001). As of December 31, 2002 the underlying obligation covered by such guarantees was euro 77 million (euro 107 million as of December 31, 2001).

Other commitments

Other commitments and potential risks consist primarily of:

•	Obligations for purchases and sales of fixed assets of euro 146 million and euro 3,596 million as of December 31, 2001 and 2002, respectively. Euro 3,450 million increase is primarily related to: (i) the Public Offering of Italgas shares and the following squeeze out transaction (euro 2,550 million); (ii) commitments to Union Fenosa SA for the acquisition of the 50% of Union Fenosa Gas SA through the increase of share capital (euro 440 million); (iii) obligation for purchase 100% of the Norwegian petroleum company Fortum Petroleum AS (euro 400 million); (iv) obligations for the concession of a call option for the purchase of a share 28% of Erg Raffinerie Mediterranee Srl (euro 100 million) to Erg SpA.

•	Commitments of euro 441 million (euro 508 million as of December 31, 2001) primarily related to: (i) agreements for the area of Porto Marghera between EniChem and various government entities, employee and trade groups whereby EniChem has committed to invest approximately euro 223 million (euro 272 million as of December 31, 2001) in order to further develop the chemical segment and protect the environment with respect to the Porto Marghera plant; (ii) a memorandum of intent signed with the Basilicata Region whereby Eni has agreed to invest, also on account of Enterprise SpA, euro 206 million in the future in connection with Eni’s development plan of oil fields in Val d’Agri (euro 222 million as of December 31, 2001).

•	Risks of euro 1,015 million (euro 905 million as of December 31, 2001) are primarily associated with: (i) potential risks associated with the value of assets of third parties under the custody of Eni for euro 431 million (euro 159 million as of December 31, 2001). Euro 272 million increase regards primarily more stored gas quantities of Stoccaggi Gas Italia SpA (euro 262 million); (ii) contractual assurances given to acquirors of certain investments and businesses of Eni for euro 393 million (euro 508 million as of December 31, 2001); euro 115 million decrease concerns absolved obligations, in particular obligation of Singea SpA (in liquidation), now mergered in Eni SpA, for the transfer of the integrated centre of Porto Vesme and San Gavino (euro 96 million); (iii) environmental damages for euro 137 million (euro 136 million as of December 31, 2001); (iv) tax proceedings for euro 44 million (euro 48 million as of December 31, 2001).

•	Obligations for certain long-term gas supply agreements entered into by Eni. Such agreements, which contain take-or-pay provisions, are included in “Operating Review — Gas & Power ” of the Reports of the Directors in the Consolidated Financial Statement, which is considered as integral part of this Notes.

•	Non-quantifiable risks related to contractual assurances given to acquirors of investments against certain unforeseeable liabilities attributable to tax, state welfare contributions and environmental matters applicable to periods during which such investments were owned by Eni. Eni believes such matters will not have a material adverse effect on its consolidated financial statements.

Legal proceedings

Eni is a party to a number of civil actions and administrative proceedings arising in the ordinary course of business.

Based on information available to date, and taking account of the existing contingencies, Eni believes that the foregoing will not have a material adverse effect on Eni’s consolidated financial statements.

The following is a summary of significant legal matters in which Eni is involved.

Judicial or Arbitration Proceedings

In 1991, Agrifactoring SpA commenced proceedings against Serfactoring SpA a company 49% owned by the former Serfi SpA now Sofid SpA, which is controlled by Eni SpA. The claim relates to euro 182 million of receivables for fertilizer sales (plus interest and compensation for inflation), originally owed by Federconsorzi to EniChem Agricoltura SpA (later Agricoltura SpA (in liquidation) now merged in EniChem SpA) and Terni Industrie Chimiche SpA (merged in Agricoltura SpA (in liquidation) that has been merged in EniChem SpA). Such receivables were transferred by Agricoltura and Terni to Serfactoring, which appointed Agrifactoring as its agent to collect payments. Agrifactoring guaranteed to pay the amount of such receivables to Serfactoring, regardless of whether or not it received payment. Following payment by Agrifactoring to Serfactoring, Agrifactoring was placed in liquidation and the liquidator of Agrifactoring commenced proceedings in 1991 against Serfactoring to recover such payments (equal to euro 182 million) made to Serfactoring based on the claim that the foregoing guarantee became invalid when Federconsorzi was itself placed in liquidation. Agricoltura and Terni brought counterclaims against Agrifactoring for damages amounting to euro 97 million relating to acts carried out by Agrifactoring SpA as agent. The amount of these counterclaims has subsequently been reduced to euro 46 million following partial payment of the original receivables by the liquidator of Federconsorzi and various setoffs. In January 2000, the technical opinion requested by Agrifactoring was completed. According to this opinion, the balance of the account between Agrifactoring and Federconsorzi, on which Agrifactoring is claiming payment of euro 182 million, amounts to approximately euro 40 million. These proceedings, which have all been joined, are in awaiting judgment.

     In 1992, Eni SpA and EniChem SpA initiated an arbitration proceeding against Montedison SpA and its subsidiaries in relation to guarantees given by them in connection with the formation of Enimont SpA. On March 6, 2003 Eni has reached an agreement with Montedison, now merged in Edison, that close the arbitration proceeding. Additional information about the transaction is included in “Other Information — Subsequent events” of the Reports of the Directors.

Tax Proceedings

Agip SpA (now merged in Eni SpA) received four formal assessments from the Italian tax authorities that claimed that its income in 1989, 1990, 1991 and 1992 had been understated for income tax purposes. These assessments concern an alleged global understated amount for euro 196 million, determined by marking downward and upward adjustments to the prices of certain petroleum products that Agip sold to or bought from other Eni companies. All these claims were judged as unfounded by the Provincial Tax Commission of Milan. The appeal of the tax authorities against the first three assessments were rejected by the Regional Tax Commission of Milan. The appeal of the tax authorities against the fourth decision, related to 1992, has not yet been discussed. In December 2000 the tax authorities notified Eni SpA of formal assessment concerning income understatement for 1994, for an improper use of loss carryforwards for euro 20 million. The Provincial Tax Commission of Milan accepted Eni’s claim with decision issued on May 7, 2001.On June 26, 2002 Tax authorities has proposed appeal to the Regional Tax Commission.

With a decree dated December 6, 2000 the Lombardia Region decided that natural gas used for electricity generation is subject to an additional regional excise tax in relation to which Snam SpA (now merged in Eni SpA) will substitute the tax authorities in its collection from customers. Given interpretive uncertainties, the same decree provides the terms within which distributing companies are expected to pay this excise tax without paying any penalty. Snam SpA and the other distributing companies of Eni believe that natural gas used for electricity generation is not subject to this additional excise tax and therefore appealed this decree against the jurisdictional bodies. With respect to this matter an official interpretation was requested from the Ministry of Economy and finance. With decision of May 29, 2001 the Ministry confirmed that the additional excise tax cannot be applied. The Region decided not to revoke its decree and Snam took appropriate legal action. On the basis of action carried out by Snam, the Council of State decided on March 18, 2002 that payment of the additional excise tax, Snam will challenge this request in Court. At a later date the Lombardia Region decided with regional law 27/2001 that no additional tax is due from January 1, 2002 onwards, but still requested the payment of the additional taxes due before that date.

Environment

In 1992, the Minister of Environment filed an action against EniChem SpA and other parties to recover between euro 135 million and euro 870 million in damages relating to the discharge of effluents by the Mantua plant. This plant was owned by a former subsidiary of Montedison SpA that was conferred to Enimont SpA in connection with the formation of the Enimont joint venture. In September 1999, the State attorney requested that all the parties be condemned by the Court of Brescia to pay compensatory damages resulting from the proceeding of not less than euro 135 million.

An action was started in 1997 concerning the criminal charges brought by the Venice public prosecutor against 28 persons, including 12 former and current managers of subsidiaries of Eni2, for alleged mismanagement of the Porto Marghera plant starting in the 1970s and for the alleged pollution and health damage resulting therefrom. In most cases such charges relate to a period in time when the plant was managed by companies not owned by Eni. On November 2, 2001 the Court of Venice acquitted all defendants. On May 3, 2002 the judgment was deposited. The State attorney has proposed appeal, but the date for the debate is not yet fixed.

In 1999, the public prosecutor of Gela started an investigation against a former manager of the refinery in order to ascertain eventual soil and sea pollution caused by the discharge of effluents by the refinery On November 2002, “Italia Nostra” and the association “Amici della Terra” constituted themselves as civil part and requested the payment of compensatory damage from AgipPetroli (now merged in Eni SpA) for a total of euro 15,050 million. The delay of the preliminary stage of the proceeding was rejected by the judge for preliminary investigations because it was requested by the public prosecutor too late; inquiries remain admitted as evidence.

In 2000, the public prosecutor of Brindisi started a criminal action against 68 persons employees or former employees of various companies that owned and managed plants for the manufacture of dichloroethane, vinyl chloride monomer and

(2)	For the purpose of this item, Eni includes Eni SpA, EniChem SpA and subsidiaries of EniChem SpA.

vinyl polychloride from the early 1960s to date. Among these persons 20 are former employees or managers of EniChem SpA that managed these plants from 1983 to 1993.The preliminary stage of the proceeding is closed with a request of dismissal for EniChem’s employees. The judge for preliminary investigations still has to decide about the dismissal.

In 2000, the public prosecutor of Gela started an investigation on prohibited emissions from AgipPetroli SpA’s refinery (now merged in Eni SpA) (as per art. 674 of the Criminal Code), which are purported to have had negative effects on the health of a number of citizens of Gela, and on AgipPetroli’s lack of declaration of such emissions in violation of Presidential Decree No. 203 of 1998. The investigation brought an action against some former managers of the refinery for events registered from 1997. The Municipality of Gela, the Province of Caltanissetta and others will act as civil party and requested the payment of compensatory damage from Agip Petroli for a total of euro 878 million.

The proceeding related to the environmental tax introduced by the Regional law No. 2 of March 26 is included in the “Operating Review — Gas & Power — Quadro normativo” of the Reports of the Directors, that is considered an integral part of the notes to the Consolidated Financial Statement.

On January 16, 2003 the court of Siracusa granted the detention for 7 employees of Enichem SpA and Polimeri Europa SpA and house arrest for an other 10 employees of the same companies. They are accused of criminal association in the mismanagement relating to the production, disposal and treatment of liquid and solid waste materials, obtaining an illicit income in violation Decree No. 417/1999 (Ronchi Decree ) of the Ministry of Environment and the article 416 of the penal code. On September 2001 the Public Prosecutor of Siracusa started an inquire relating to investigate the mismanagement of the (liquid and solid) waste materials in Enichem’s plant of Priolo, the inquiry involves also the chloro soda plant. On February 6, 2003 the Court of Reviews decided the transformation of the imprisonments in house arrest and cancelled granted a detetion for other employees inquired.

Antitrust, EU Proceedings, and actions of the Authority for Electricity and Gas

In March 1999, the Antitrust Authority concluded its investigation and: (i) verified that Snam SpA (now merged in Eni SpA) abused its dominant position in the market for the transportation and distribution of natural gas; (ii) fined Snam SpA euro 2 million; (iii) ordered a review of these practices relating to such abuses. Snam believes it has complied with existing legislation and appealed the decision with the Regional Administrative Court of Lazio. On May 26, 1999 by according that these decisions are against law No. 9/1991 and the European Directive 98/30/CE, this Court has granted the suspension of the decision. The Antitrust Authority did not appeal this decision. The definition of the dispute is still pending.

The Antitrust Authority’s decision presented to Snam SpA (now merged in Eni SpA) on October 30, 2001, on suggestion of Blugas SpA whose request for access to the Italian natural gas network is included in the “Operating Review — Gas & Power — regulatory framework” of the Reports of the Directors, that is considered an integral part of the notes to the Consolidated Financial Statement.

With a decision presented on June 5, 2001 the Antitrust Authority started an inquiry against AgipPetroli SpA, Atriplex SpA and other companies for alleged limitations to competition within the tenders offered by public transportation companies in the urban areas of Naples, Turin and Milan for the supply of gasoil for automotive use in the period 1996-2000. This proceeding intends to ascertain if the alleged agreements could be the expression of a more general arrangement among companies for dividing between them the mentioned fuel supplies. The Authority has postponed the closing date of the proceeding from October 11, 2002 to February 24, 2003. On December 10, 2002 parties had the last hearing. On March 4, 2003 it’s been notified the Authority’s decision, that has verified violations for all companies involved and has fined AgipPetroli and Atriplex euro 118 thousand. Eni is valuating the possibility to appeal the decision to the Regional Administrative Court of Lazio.

Environmental Regulations

Together with other companies in the industries in which it operates, Eni is subject to numerous EU, national, regional and local environmental laws and regulations concerning its oil and gas operations, products and other activities, including legislation that implements international conventions or protocols. In particular, these laws and regulations require the acquisition of a permit before drilling for hydrocarbons may commence, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with exploration, drilling and production activities, limit or prohibit drilling activities on certain protected areas, and impose criminal or civil liabilities for pollution resulting from oil, natural gas, refining and petrochemical operations. These laws and regulations may also restrict air emission and discharges to surface and subsurface water resulting from the operation of natural gas processing plants, petrochemicals plants, refineries, pipeline systems and other facilities that Eni owns. In addition, Eni’s operations are subject to laws and regulations relating to the generation, handling, transportation, storage, disposal and treatment of waste materials. Environmental laws and regulations have a substantial impact on Eni’s operations. Some risk of environmental costs and liabilities is inherent in particular operations and products of Eni, as it is with other companies engaged in similar businesses, and there can be no assurance that material costs and liabilities will not be incurred. Although Eni, considering the actions already taken, the insurance policies to cover environmental risks and the provision for risks accrued, does not currently expect any material adverse effect upon its consolidated financial statements as a result of its compliance with such laws and regulations, there can be no assurance that this will be the case due to: (i) the possibility of as yet unknown contamination; (ii) the results of the on-going characterizations and the other possible effects of decree No. 471/99 of the Ministry of Environment; (iii) the possible effect of future environmental legislation and rules; (iv) the effect of possible technological changes relating to future remediation; (v) the possibility of litigation and the difficulty of determining Eni’s liability, if any, as against other potentially responsible parties with respect to such litigation and the possible insurance recoveries.

25  Segment information

Segment information is presented in accordance with the revised IAS 14. Intersegment sales are conducted on an arm’s length basis.

Information by industry segment

	Exploration		Refining		Oilfield Services	Other
(million €)	& Production	Gas & Power	& Marketing	Petrochemicals	and Engineering	activities (a)	Total

2000
Net sales from operations(b)	12,308	14,427	25,462	6,018	2,146	608
Less: intersegment sales	(9,384)	(713)	(1,549)	(570)	(384)	(431)
Net sales to customers	2,924	13,714	23,913	5,448	1,762	177	47,938
Operating income	6,603	3,178	986	4	144	(143)	10,772
Identifiable assets(c)	15,170	12,927	8,257	3,559	2,890	867	43,670
Unallocated assets							12,693
Identifiable liabilities(d)	4,408	2,954	4,048	1,223	1,854	1,018	15,505
Unallocated liabilities							16,785
Capital expenditures	3,539	794	533	265	245	55	5,431
Depreciation, amortization and writedowns	(2,364)	(479)	(547)	(274)	(148)	(31)	(3,843)
Interest income	89	36	36	24	18	332	535
Interest expense	(140)	(92)	(37)	(9)	(28)	(368)	(674)
2001
Net sales from operations(b)	13,960	16,098	22,083	4,761	3,114	695
Less: intersegment sales	(8,430)	(668)	(1,202)	(471)	(509)	(506)
Net sales to customers	5,530	15,430	20,881	4,290	2,605	189	48,925
Operating income	5,984	3,672	985	(332)	255	(168)	10,396
Identifiable assets(c)	24,261	12,860	7,420	2,488	3,136	789	50,954
Unallocated assets							11,782
Identifiable liabilities(d)	5,098	3,037	3,345	1,312	1,927	1,145	15,864
Unallocated liabilities							17,683
Capital expenditures	4,276	1,065	496	361	304	75	6,577
Depreciation, amortization and writedowns	(3,251)	(503)	(517)	(251)	(203)	(46)	(4,771)
Interest income	75	32	37	23	10	316	493
Interest expense	(272)	(74)	(33)	(6)	(17)	(409)	(811)
2002
Net sales from operations(b)	12,877	15,297	21,546	4,781	4,546	897
Less: intersegment sales	(8,795)	(623)	(1,037)	(406)	(479)	(682)
Net sales to customers	4,082	14,674	20,509	4,375	4,067	215	47,922
Operating income	5,175	3,244	320	(347)	298	(188)	8,502
Identifiable assets(c)	23,686	12,482	7,634	3,580	5,026	469	52,877
Unallocated assets							12,931
Identifiable liabilities(d)	4,764	2,969	2,861	2,714	2,741	1,025	17,074
Unallocated liabilities							20,383
Capital expenditures	5,615	1,313	545	249	232	94	8,048
Depreciation, amortization and writedowns	(3,884)	(512)	(494)	(266)	(267)	(81)	(5,504)
Interest income	59	14	64	5	7	173	322
Interest expense	(185)	(37)	(26)	(13)	(10)	(297)	(568)

(a)	Other activities include Eni-Corporate financial data which is not significant.

(b)	Before elimination of intersegment sales.

(c)	Includes assets directly related to operations.

(d)	Includes liabilities directly related to operations.

Geographic financial information

Assets and Investments by geographic area of origin

		Other	Rest of
(million €)	Italy	EU	Europe	Africa	Americas	Asia	Other Areas	Total

2000
Identifiable assets(a)	24,554	4,851	2,177	6,651	3,859	1,570	8	43,670
Investments in fixed and intangible assets	2,206	439	283	1,186	753	562	2	5,431
2001
Identifiable assets(a)	23,513	7,546	2,721	8,653	4,552	3,958	11	50,954
Investments in fixed and intangible assets	2,407	595	249	1,405	923	923	75	6,577
2002
Identifiable assets(a)	24,524	6,806	3,863	9,122	3,432	4,385	745	52,877
Investments in fixed and intangible assets	2,396	546	305	2,497	721	1,333	250	8,048

(a)	Includes assets directly related to the generation of operating income.

Sales from operations by geographic area of destination

(million €)	2000	2001	2002

Italy	27,184	27,244	23,797
Other European Union	6,944	8,226	8,450
Rest of Europe	2,711	3,136	4,712
Africa	2,083	2,180	2,478
Americas	6,034	6,169	5,317
Asia	2,959	1,949	3,154
Other areas	23	21	14

	47,938	48,925	47,922

26  Fair value of financial instruments

In the normal course of its business, Eni utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risk. Information about the fair value of Eni’s financial instruments is presented below.

•	Marketable securities: the fair values of marketable securities are based upon market value.

•	Non-current investments carried at cost: such investments are not publicly traded and do not have quoted market prices. An estimate of fair value has not been made because the amount of the investment is not significant and the estimation of fair value would require incurring excessive costs.

•	Current investments: such investments are publicly traded and their fair value is represented by their market price.

•	Non-current receivables: the fair values of non-current receivables are estimated based on the discounted value of future cash flows expected to be paid, considering rates of interest which Eni could earn on similar credit. The differences between the carrying and market values of non-current receivables at December 31, 2001 and 2002, excluding tax credits with Italian tax authorities, were not significant and are not included below. In relation to tax credits the interest rate (2.5% on a six-month basis) is aligned with the average market rate trend.

•	Current receivables: the fair values of current receivables are not included below because they are approximated by their carrying values.

•	Bonds payable, current portion of long-term debt and long-term debt: the fair values of bonds payable and long-term debt, including current maturities, are based on discounted cash flow analyses.

•	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.

Non-current payables: the fair values of non-current payables are estimated based on the discounted value of future cash flows. The differences between the carrying and market values of non-current payables at December 31, 2000 and 2001, were not significant and are not included below.

	Dec. 31, 2001		Dec. 31, 2002

	Carrying	Fair	Carrying	Fair
(million €)	Value	Value	Value	Value

Marketable securities and current investments	1,709	1,736	1,530	1,548
Bonds and long-term debt, including current maturities(1)	7,317	7,641	7,530	8,002

(1)	The carrying value is increased by the market value of the acquired interest rate financial debts which are recorded under “Accrued expenses and deferred income” of balance sheets liabilities and it is decreased by implicit interest under “Accrued expenses and deferred income” of balance sheets assets.

•	Derivative financial instruments: the fair value of derivatives generally reflects the estimated amounts that Eni would pay or receive to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Dealer quotes or appropriate pricing models have been used to estimate the fair value for Eni’s derivatives. The carrying value, compared with the fair value, represents the amount of interest rate and exchange rate differentials recognized but not yet paid at year-end. For foreign exchange derivatives related to monetary assets and liabilities, the carrying value also represents the adjustment using current exchange rates at year-end. The difference between carrying value and fair value is therefore not significant.

	Dec. 31, 2001		Dec. 31, 2002

	Carrying	Fair	Carrying	Fair
(million €)	Value	Value	Value	Value

Interest rate derivatives:
— assets	9	91	12	101
— liabilities	(27)	(33)	(18)	(129)
Foreign exchange derivatives:
— assets	208	53	347	244
— liabilities	(87)	(56)	(298)	(74)

27  Transactions with related parties

According to rules issued by CONSOB the Italian Stock Exchange Commission on February 20, 1997 No. 97001574 and subsequent amendments, the following is a description of transactions with related parties.

In the ordinary course of its business Eni enters into transactions concerning the exchange of goods, provision of services and financing with affiliated companies and non-consolidated subsidiaries as well as with entities owned or controlled by the Government. All such transactions are conducted in the interest of Eni companies.

Relevant transactions effected with entities controlled by the Italian government are only those with Enel, The Italian National Electric Utility.

The following is a description of trade and financing transactions with related parties.

Trade and other transactions

	Dec. 31, 2002			2002

				Costs		Revenues
(million €)
Name	Receivables	Payables	Guarantees	Goods	Services	Goods	Services

Affiliated companies
Bayernoil Raffineriegesellschaft mbH		28			652	1
Promgas SpA	23	25		212		227
Erg Raffinerie Mediterranee Srl	27	30		14	137	69
Petrobel Belayim Petroleum Co		86			164
Raffineria di Milazzo ScpA	6	6			159	55	1
Superoctanos CA	4	18		181
Trans Austria Gasleitung GmbH		12			176
Bronberger & Kessler Handelsgesellschaft U Gilg & Schweiger GmbH & Co Kg	10				60	117
Albacom SpA	22	12		2	53	1	8
Serfactoring SpA	2	94
Bernhard Rosa Inh. Ingeborg Plochinger GmbH	8				35	84
Azienda Energia e Servizi SpA	2	22			55	2	2
Gruppo Distribuzione Petroli Srl	16					66
Karachaganak Petroleum Operating BV	40	13			52		214
Transitgas AG		7			56
Trans Europa Naturgas Pipeline GmbH		9			43
Blue Stream Pipeline Company BV	50						489
Agip Oil Company Ltd	27	12			83
Other (*)	32	67	147	55	57	105	14

	269	441	147	464	1,782	727	728
Non consolidated subsidiaries
AgipGas BV	13	94	412		3
Agip (Btc)			206
Transmediterranean Pipeline Co Ltd	6	1			122
Other (*)	26	18	39	7	35	8	32

	45	113	657	7	160	8	32

	314	554	804	471	1,942	735	760
Entities owned or controlled by the Government
Enel Group	42	5			32	1,475	308

	356	559	804	471	1,974	2,210	1,068

(*)	Each individual amount included herein does not exceed euro 50 million.

Trade transactions

Most significant transactions concern:

•	Acquisition of natural gas transport services outside Italy from Trans Austria Gasleitung GmbH, Transitgas AG, Trans Europa Naturgas Pipeline GmbH e Transmediterranean Pipeline Co Ltd, transaction are regulated on the basis of tariffs, which permit the recovery of operating expenses and employed capital.

•	Sale of natural gas outside Italy with Promgas SpA.

•	Specialistic services in upstream activities to Petrobel Belayim Petroleum Co, Karachaganak Petroleum Operating BV, Agip Oil Co Ltd and AgipGas BV; services are invoiced on the basis of incurred costs; and only with Karachaganak Petroleum operating by services from Eni’s oilfield services;

•	Acquisition of refining services from Raffineria di Milazzo ScpA and Erg Raffinerie Mediterranee Srl on the basis of incurred costs for Raffineria di Milazzo ScpA, and general conditions applied to third parties for Erg Raffinerie Mediterranee Srl.

•	Sale of petrochemical products, supplying of crude oil refining activities and fuel additive purchase from Bronberger & Kessler Handelsgesellschaft U. Gigl & Scweiger Gmbh Co Kg. Bernhard Rosa Inh. Ingeborg Plochinger GmbH, Gruppo Distribuzione Petroli Srl, Bayernoil Raffineriegesellschaft GmbH and Superoctanos CA.

•	Communication services, data transmission and concessions of optical fibres with Albacom SpA.

•	The construction of a pipeline between Turkey and the Russian Federation for Blue Stream Pipeline Co BV.

•	Factoring activities with Serfactoring SpA.

•	Transportation and distribution activities with Azienda Energia e Servizi SpA.

•	Guarantees given in relation to the construction of an oil pipeline by Agip (Btc).

Transactions with Enel concern the sale and transportation of natural gas, sale of fuel oil and sale and purchase of electricity.

Financing transactions

	Dec. 31, 2002			2002
(million €)
Name	Receivables	Payables	Guarantees	Charges	Gains

Affiliated companies
Blue Stream Pipeline Company BV		15	874		30
Transitgas AG	655				10
Trans Austria Gasleitung GmbH	448				15
EnBW — Eni Verwaltungsgesellschaft mbH	264
Serfactoring SpA	46				2
Superoctanos CA	2		40
Bayernoil Raffineriegesellschaft mbH	24
Other (*)	72	80	91	9	7

	1,511	95	1,005	9	64
Non consolidated subsidiaries
Transmediterranean Pipeline Co Ltd	326		95		18
Agip (Btc)	27
Other (*)	47	68	5	7	2

	400	68	100	7	20

	1,911	163	1,105	16	84

(*)	Each individual amount included herein does not exceed euro 50 million.

Financing transactions

Most significant transactions concern:

•	Guarantees provided to banks and related fees to Turkey, the financing of the doubling of the Italy/Netherlands pipeline in the Swiss section and the financing of the Austrian section of the gasline from the Russian Federation to Italy and the construction of natural gas transmission facilities and transport services with Blue Stream Pipeline Co BV, Transitgas AG, Trans Austria Gasleitung GmbH and Transmediterranean Pipeline Co Ltd.

•	Concessions of lendings to En-BW-Eni Verwaltungsegesellschaft mbH for the acquisition of Gasversorgung Suddeutschland GmbH;

•	Concessions and guarantees provided to banks in relation to lendings to Serfactoring SpA, Bayernoil Raffineriegesellschaft mbH, Superoctanos CA and Agip (Btc).

28  Summary of significant differences between Italian accounting principles and U.S. GAAP

Eni’s financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from U.S. GAAP. A description of the significant differences and their effects on net income and shareholders’ equity is set forth in the following notes.

Consolidation policy

Under Italian GAAP the consolidated financial statements include the statutory accounts of Eni SpA and all Italian and foreign companies controlled by Eni SpA, directly or indirectly, either by holding the majority of the voting rights or, in cases where Eni holds less than 50% of the voting rights, when it exercises control in shareholders’ meetings.

Under U.S. GAAP investments of less than 50% would be accounted for by applying the equity method. Saipem SpA and Societ Italiana per il Gas pA, including the subsidiaries of such entities which are controlled by Eni without holding the majority of voting rights, have been accounted for under the equity method for U.S. GAAP purposes.

Exploration & Production activities

Exploration costs

Under Italian GAAP, exploration costs, including successful exploratory wells, are recorded as intangible assets and are amortized in full in the period incurred (i.e. expensed as incurred for financial reporting purposes). Costs for the acquisition of exploration permits and for the extension of existing permits are capitalized and amortized over the expected period of benefit.

Under U.S. GAAP costs relating to exploratory wells and exploration permits are recorded as intangible assets until it is determined if commercial quantities of reserves have been discovered (“successful efforts method”). Costs related to unsuccessful wells are expensed immediately. Costs related to proved properties are amortized over proved reserves on the basis of unit of production. Other exploration costs are expensed when incurred.

Development costs

Under Italian GAAP, development costs of unsuccessful wells are expensed immediately. Development costs of successful wells are capitalized and amortized on the basis of units of production.

Under U.S. GAAP, development costs are accounted for using the successful efforts method described above.

Amortization of intangible assets

Under Italian GAAP, the goodwill is amortizated on a straight-line basis in the utilization period, over a maximum period of twenty years from the registration. Other intangible assets are amortizated systematically in relation with their residual useful life.

Under U.S. GAAP, the goodwill and the intangible assets with an indefinited useful life can not be amortized; these assets are subject to a yearly evaluation in order to define the relevant writedown if needed.

Valuation of assets and subsequent revaluation

Both Italian and U.S. GAAP require that assets which are impaired be written down to their fair value. However, under Italian GAAP, in order to determine whether an impairment exists the book value of an asset in question is compared to the sum of the discounted cash flows expected to be generated by such asset. If the sum of such discounted cash flows is less than the carrying value of the asset, an impairment exists.

U.S. GAAP requires the performance of the same analysis using undiscounted cash flows. To date there has been no significant difference between the applications of the two methods.

In addition, under Italian GAAP impairment charges are reversed when the situation giving rise to an impairment ceases to exist. Under U.S. GAAP reversals of impairment charges are not permitted.

Monetary revaluation of assets

Certain assets have been revalued at various times in accordance with various Italian laws. Under U.S. GAAP, such revaluations are not permitted. The adjustments provided in the following item c) include the effect of the recomputation of depreciation expense on a historical cost basis, as well as the elimination of these revaluations and the related accumulated depreciation.

Financing costs

Under Italian GAAP, direct financing costs for issuances of equity are capitalized by Eni in the account “Intangible assets — organizational and financing costs” and amortized over their economic useful lives, not to exceed 5 years.

Under U.S. GAAP, direct financing costs for issuances of equity are netted against related proceeds.

Treasury shares

Under Italian GAAP treasury shares, acquired as long-term investments, are recorded at cost adjusted for impairment. When the reasons for the impairment cease to exist, treasury shares are revalued.

Under U.S. GAAP all treasury shares are recorded at cost. At December 31, 2001 and 2002, such difference had no effect on net income and shareholders’ equity as determined under U.S. GAAP.

Marketable securities

Under Italian GAAP, marketable securities are carried at the lower of purchase cost or market value.

Under U.S. GAAP, the accounting for investments in marketable securities uses a fair market value methodology. Eni’s marketable securities would be classified as available-for-sale with changes in market value recorded as a component of shareholders’ equity.

Deferred tax assets liabilities

Under Italian GAAP deferred taxes are recorded if their recovery is reasonably certain. Taxes payable relating to certain potential distributions from shareholders’ equity or upon liquidation of a company are accrued only to the extent such distributions are planned. Any timing difference between purchase price and tax basis of an asset acquired does not result in the recording of an adjustment to the carrying value of such asset.

Under U.S. GAAP, deferred tax assets are recorded if their recovery is more likely than not. The potential taxes on equity reserves are considered deferred tax liabilities and are accrued accordingly. Deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries as such earnings are expected to be permanently reinvested. In addition, under U.S. GAAP in situations where the purchase price of assets is not equal to the tax basis, deferred taxes must be provided for such differences and recorded as part of the acquisition.

The adjustments included below take into account the realizability of deferred tax assets, based on the more likely than not criteria rather than the certainty of their recovery, deferred taxes on undistributed earnings of subsidiaries and deferred taxes on acquired temporary differences. The adjustments also include the deferred tax effect of U.S. GAAP adjustments.

Depreciation

Until 1999, in accordance with Italian practice, depreciation of natural gas pipelines, natural gas distribution networks and related plant and machinery, was accounted for by applying rates on a straight-line basis established by Italian tax authorities on the basis of technical studies conducted for homogeneous industries. Under U.S. GAAP, depreciation expense is recognized based on the estimated economic useful lives of the assets.

The publication of Legislative decree no. 164 of May 23, 2000, which imposed the separation of transmission and distribution activities from other natural gas activities and the criteria set for the determination of transport and distribution tariffs by the Authority for Gas & Power led companies operating in this segment to re-evaluate the useful lives of the assets. The useful lives calculated by Eni (40 years for pipelines and 50 for distribution networks) were confirmed by an independent appraisal and by the documents issued by the Authority. Therefore, from 2000 assets related to transmission and distribution activities are amortized base on these new useful lives, under Italian GAAP and U.S. GAAP.

Capitalized interest expense

Eni capitalizes interest expense only if certain conditions are met in the self-construction of assets.

Under U.S. GAAP, actual interest costs incurred to bring qualified assets to their intended use, that theoretically could have been avoided if the expenditures for the assets had not been made, must be capitalized.

The adjustment to U.S. GAAP for “Capitalized interest” represents the capitalization difference, based upon actual interest costs incurred during each period, as well as the subsequent depreciation effect of the additional capitalized interest.

Derivatives

Under Italian GAAP, derivative contracts are evaluated differently if they are used as hedging or as speculative instruments. Eni values derivatives that are used for hedging purposes, but that are not designated against specific transactions, according to the nature of the hedged assets. In particular, interest differences on derivatives hedging interest rates and premiums and discounts on exchange rate risk hedging contracts are recorded in the income statement in the year in which the hedged asset/liability is first recorded. Profits on derivative contracts on price risks are recorded in the income statement as offsetting the depreciation of the hedged asset. Losses are recorded when incurred. Derivative contracts used as speculative instruments are recorded at fair value and the related effects are recorded in the income statement.

U.S. GAAP generally requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and that those instruments are measured fair value. Eni adopted SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” for US reporting purposes on January 1, 2001. Eni uses derivative instruments to manage the risk of fluctuations in commodity prices, interest rates and foreign currencies (see note 24 for information regarding the instruments). U.S. GAAP now requires that derivative instruments that hedge the variability of expected cash flow, the fair value of an underlying, or foreign currencies related to a specific risk are designated as a cash flow hedge, fair value hedge, or foreign currency hedge, respectively. Changes in fair value of derivative instruments designated and effective as fair value and foreign currency hedges are recognized through earnings and changes in the fair value of cash flow hedges are recognized through equity as a component of other comprehensive income. For U.S. GAAP purposes relationships previously designated as cash flow hedges were no longer designated as such. Consequently, movements in the fair value of the derivative instruments have been recorded as adjustments to U.S. GAAP net income as reflected in the following item c).

Revenues

Italian GAAP classifies as revenues certain income and gains which would normally be considered as other income or reduction of expenses for purposes of U.S. GAAP. The effect of this differences on operating income is reflected in the following item c).

Extraordinary income and expense

Certain items recorded by Eni as extraordinary in the periods presented herein would not qualify as extraordinary under U.S. GAAP. Such items have been reclassified to the appropriate income statement captions as determined by U.S. GAAP and included in the determination of operating income by segment. In addition, under U.S. GAAP, extraordinary items are presented net of tax.

Sales of government bonds

Eni accounted for government bonds transferred primarily to employees at par value, with the repurchasing commitment at the same value, as sales of bonds, and recognized the related gains in current income. For U.S. GAAP purposes, the terms of these transactions would result in their treatment as financing transactions and consequently in a cash flow statement prepared under U.S. GAAP, these cash flows would be included in financing activities. Under this method, the bonds would remain as assets and the proceeds from the “sales” would be treated as obligations. Gains and losses from such sales are not significant.

Reclassification of inventory

Eni values crude oil, petroleum products and natural gas held as compulsory stock as inventories that are subject to lower of cost or market valuations annually.

Under U.S. GAAP, costs associated with compulsory crude oil, petroleum products and natural gas inventories are recorded, with fixed assets.

Stock compensation

Under Italian GAAP stock grants and options offered to employees for no consideration are recorded within the equity accounts when the shares are issued. In particular, stock grants made for no cash consideration are recorded at nominal value as a debit against the specific equity reserve, while shares issued after exercise of options are recorded as capital increase for the nominal value and as an increase in the special reserve for the difference between amounts paid for exercising the options and the nominal value of issued shares. No compensation expense is recorded.

Under U.S. GAAP stock grants and options are recorded as compensation expense for the excess of the market value over the exercise price of the stock on the measurement date. Such compensation expense is recorded over the period of benefit.

Eni has granted shares and options to employees for no consideration. The compensation costs related to these instruments have been included below.

Comprehensive income

U.S. GAAP requires the reporting and display of comprehensive income and its components in accordance with Statement of Financial Standard No. 130, “Reporting Comprehensive Income” (“SFAS 130”).

Components of other comprehensive income include variations in equity accounts not attributable to transactions already recorded in income or transactions with shareholders. The required information pursuant to SFAS 130 is presented in the reconciliation that follows. Deferred tax effects of exchange differences from the translation of functional currency financial statements have not been recorded as provided for by SFAS 109, which permits the exclusion of the calculation of taxes on equity reserves of foreign subsidiaries when the reserves are not expected to be released.

Gross operating margin

Gross operating margin consists of total revenues less operating expenses, excluding depreciation, amortization and writedowns. Under U.S. GAAP, gross operating margin would not be presented.

Earnings per share

Under Italian GAAP, basic earnings per share of prior periods is adjusted to include the weighted-average number of shares, issued and outstanding in the period for stock grant plans.

Under U.S. GAAP, basic earnings per share of prior periods is not adjusted to reflect future period stock issuances.

29  Reconciliations between net income and shareholders’ equity determined under Italian GAAP to U.S. GAAP

The following is a summary of the significant adjustments to net income for the years ended December 31, 2000, 2001 and 2002 and to shareholders’ equity as of December 31, 2001 and 2002 that would be required if U.S. GAAP had been applied instead of Italian GAAP in the consolidated financial statements:

	(million €)	(million €)	(million €)	(million USD)
	2000	2001	2002	2002

Net income according to the financial statements prepared under Italian GAAP	5,771	7,751	4,593	4,816
Items increasing (decreasing) reported net income:
— successful-efforts accounting	137	265	222	233
— effect of the differences between Italian GAAP and U.S. GAAP related to companies carried on the equity method and excluded from consolidation under U.S. GAAP	(33)	(69)	162	170
— elimination of reversal of impairment charges	(19)	17	71	74
— derivatives contracts		52	54	57
— elimination of monetary revaluation	30	33	37	39
— adjustment of amortization of goodwill(a)			29	30
— adjustment of amortization of the increase in share capital			6	6
— stock grants awarded to employees	(3)	(22)	(9)	(9)
— income taxes	(20)	(499)	(16)	(17)
— capitalized interest expense	15	(7)	(33)	(35)
— use of different depreciation rates	(120)	(115)	(67)	(70)
— adjustment of gains on disposals due to elimination of monetary revaluation		227
— adjustment of gains on the sale of an interest in a consolidated subsidiary(b)		(1,385)
— other changes			60	63
— effect of U.S. GAAP adjustments on minority interest		69	183	192
Net adjustments	(13)	(1,434)	699	733

Net income in accordance with U.S. GAAP	5,758	6,317	5,292	5,549
Net income per share (based on the weighted-average number of ordinary shares outstanding for each period)(c)	1.44	1.62	1.38	1.45
Net income per ADS (based on five shares per ADS)(c)	7.21	8.08	6.92	7.26
Other comprehensive income for the period gross of income taxes:
— fair value of marketable securities		27	19	20
— exchange differences from translation of financial statements denominated in currency other than euro	331	439	(2,001)	(2,098)
— exchange differences from translation in the period	(94)	12	(124)	(130)

	237	478	(2,106)	(2,208)

Net comprehensive income for the period according to U.S. GAAP	5,995	6,795	3,186	3,341

(a)	Adopting this standard in the previous years, the adjustment would have been euro 26 and 44 million for the years 2000 and 2001, respectively.

(b)	Adjustment relates to the difference in the carrying value of the net assets of Snam Rete Gas, 40.24% of which was sold through a public offering.

(c)	Amounts in euro or U.S. dollars.

	(million €)	(million €)	(million USD)
	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2002

Shareholders’ equity according to the financial statements prepared under Italian GAAP	27,483	26,257	27,530
Items increasing (decreasing) reported shareholders’ equity:
— successful-efforts accounting	2,621	2,543	2,666
— use of different depreciation rates	2,477	2,409	2,526
— capitalized interest expense	686	648	679
— effect of the differences between Italian GAAP and U.S. GAAP related to companies carried at equity method and excluded from consolidation under U.S. GAAP	55	237	248
— derivatives contracts	52	106	111
— goodwill		29	30
— elimination of reversal of impairment charges	(79)	28	29
— fair value of marketable securities	27	19	20
— financing costs	(28)	(20)	(21)
— elimination of monetary revaluations	(137)	(115)	(121)
— income taxes	(3,420)	(3,347)	(3,509)
— other changes		60	63
— effect of U.S. GAAP adjustments on minority interest	(1,297)	(1,118)	(1,172)

Net adjustments	957	1,479	1,551

Shareholders’ equity in accordance with U.S. GAAP	28,440	27,736	29,081

Shareholders’ equity under U.S. GAAP includes other comprehensive income of euro 1,389 million, in positive, and, in negative, of euro 744 million as of December 31, 2001 and 2002, respectively. Such other comprehensive income relates to exchange rate differences resulting from the translation of financial statements of foreign companies (cumulative translation adjustment) and to the fair value of marketable securities gross of deferred income taxes. The decrease of the other comprehensive income of euro 2,133 regards essentially exchange rate differences due to the translation of financial statements prepared in foreign currencies (euro 2,125 million; of which euro 1,700 million related to companies with a statement in dollars USA).

The consolidated balance sheets, if determined under U.S. GAAP would have been as follows:

	(million €)	(million €)	(million USD)
	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2002

ASSETS
Current assets:
Cash	1,120	2,892	3,032
Marketable securities	1,526	1,390	1,457
Accounts receivable trade, financing and other	12,836	12,655	13,269
Inventories	2,092	2,376	2,491
Accrued interest and other	333	251	263

Total current assets	17,907	19,564	20,513

Non-current assets:
Fixed assets, net	33,270	33,569	35,197
Receivables	3,304	2,863	3,002
Investments	3,767	3,900	4,089
Intangible assets	5,459	4,787	5,019
Other	1,269	1,439	1,509

Total non-current assets	47,069	46,558	48,816

TOTAL ASSETS	64,976	66,122	69,329

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	5,259	8,216	8,614
Current portion of long-term debt	1,172	935	980
Trade accounts payable	4,391	4,720	4,949
Advances	814	947	993
Taxes payable	1,962	1,272	1,344
Accrued expenses and other	3,150	3,069	3,218

Total current liabilities	16,748	19,159	20,088

Non-current liabilities:
Long-term debt	5,948	6,169	6,468
Reserve for employee termination indemnities	365	395	414
Reserves for contingencies	5,196	5,268	5,523
Deferred and other non-current income tax liabilities	6,400	5,441	5,705
Accrued expenses and other	388	521	546

Total non-current liabilities	18,297	17,794	18,657

TOTAL LIABILITIES	35,045	36,953	38,745

Minority interests	1,491	1,433	1,503
Shareholders’ equity:
Capital stock 4,001,814,026 fully paid shares nominal value 1 euro each (4,001,259,476 fully paid shares)	4,001	4,002	4,196
Reserves	20,190	21,280	22,312
Treasury shares	(2,068)	(2,838)	(2,976)
Net income for the year	6,317	5,292	5,549

Total shareholders’ equity	28,440	27,736	29,081

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	64,976	66,122	69,329

The fixed assets as determined under U.S. GAAP would have been as follows:

	(million €)	(million €)	(million USD)
	Dec. 31, 2001	Dec. 31, 2002	Dec. 31, 2002

Fixed asset, gross:
— Exploration & Production	37,832	37,393	39,207
— Gas & Power	10,715	11,864	12,439
— Refining & Marketing	8,874	8,374	8,780
— Petrochemicals	3,606	5,237	5,491
— Oilfield Services and Engineering	80	100	105
— Other activities	229	323	339

	61,336	63,291	66,361
Less accumulated depreciation, amortization and writedowns:
— Exploration & Production	16,750	17,044	17,871
— Gas & Power	3,643	4,184	4,387
— Refining & Marketing	4,970	4,654	4,880
— Petrochemicals	2,519	3,587	3,761
— Oilfield Services and Engineering	54	61	64
— Other activities	130	192	201

	28,066	29,722	31,164
Fixed assets, net:
— Exploration & Production	21,082	20,349	21,336
— Gas & Power	7,072	7,680	8,052
— Refining & Marketing	3,904	3,720	3,900
— Petrochemicals	1,087	1,650	1,730
— Oilfield Services and Engineering	26	39	41
— Other activities	99	131	137

	33,270	33,569	35,197

With regard to the statements of income, operating income (loss) by industry segment and income before income taxes, as determined under U.S. GAAP, would have been as follows:

	(million €)	(million €)	(million €)	(million USD)
	2000	2001	2002	2002

Operating income (loss) by industry segment
Exploration & Production	6,721	6,170	5,542	5,811
Gas & Power	2,482	3,006	2,665	2,794
Refining & Marketing	747	743	75	79
Petrochemicals	(102)	(1,080)	(368)	(386)
Oilfield Services and Engineering	(14)	(11)	(7)	(7)
Other activities	(172)	(186)	(251)	(263)

	9,662	8,642	7,656	8,027

Income before income taxes and extraordinary income (expense)	10,067	10,330	8,350	8,755

30  Additional financial statement disclosures required by U.S. GAAP and the SEC

Stock compensation

With the aim of improving motivation and loyalty of Eni managers Eni approved plans for the grant of Eni shares and stock options to Eni managers. The general provisions of these plans are set forth in the “Directors’ Report” and the relevant costs are recorded in income for U.S. GAAP purposes. The disclosure requirements of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) are included below. As permitted under SFAS 123, Eni has adopted APB 25 and related interpretations in accounting for shares and options issued to employees in its reconciliation to U.S. GAAP. The application of SFAS 123 instead of APB 25 does not result in a significant difference.

Income taxes

The following information is presented according to Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes”.

Domestic and foreign components of pre-tax income are as follows:

(million €)	2000	2001	2002

Domestic	5,591	6,614	4,592
Foreign	4,476	3,716	3,758

	10,067	10,330	8,350

     The provisions for income taxes are as follows:

(million €)	2000	2001	2002

Current	5,367	3,128	3,461
Deferred	(1,054)	742	(602)

	4,313	3,870	2,859

The reconciliation of the income tax provision calculated under Italian tax regulation by applying a 36% rate (Irpeg) to pre-tax income and 4.25% (Irap) to net value of production, to the provision for income taxes recorded on a U.S. GAAP basis in the consolidated statements of income is as follows:

(million €)	2000	2001	2002

Income before income tax in accordance with U.S. GAAP	10,067	10,330	8,350
Italian statutory tax rate (state and local)	42.3%	41.1%	41.4%
Expected income tax provision in accordance with U.S. GAAP at Italian statutory tax rate	4,261	4,242	3,453
Effect of items increasing (decreasing) the Italian statutory tax rate:
— taxation of foreign operations at rates different from Italian statutory tax rate	378	609	194
— permanent differences	52	(394)	64
— devaluation/revaluation of deferred tax assets	29	15	(1)
— taxes on distributable reserves	(51)	169	(75)
— effects of tax credits	(52)	(240)	(420)
— other	31	(156)	(356)
— net tax effects due to the applications of Law 342/2000	(335)	(375)

	52	(372)	(594)

Income taxes in accordance with U.S. GAAP	4,313	3,870	2,859

Other changes of euro 356 million regards for euro 190 million the effect of the adjustment to the new tax rate at the rate of 34%, instead of 36% of net deferred debt U.S. GAAP.

Permanent timing differences concern mainly the gain recorded in the consolidated financial statements due the public offering of 40.24% of the share capital of Snam Rete Gas SpA (euro 348 million).

Net deferred tax liabilities

Net deferred tax liabilities under U.S. GAAP, represented by net deferred taxes recorded under “Reserve for taxes” (euro 5,248 million), less deferred tax assets recorded under “Other assets” (euro 1,188 million) amounted to euro 4,060 million (euro 4,889 million as of December 31, 2001).

The tax effects of significant temporary differences causing the tax liabilities are as follows:

(million €)	Dec. 31, 2001	Dec. 31, 2002

Deferred tax liabilities:
— accelerated depreciation	3,380	3,710
— distributable reserves subject to taxes in case of distribution	2,554	2,236
— excess cost paid for the acquisition of consolidated investments	1,381	847
— successful-efforts accounting	737	626
— capitalization of interest expense	322	248
— reserves for uncollectible receivables	127	134
— gains taxable in the future	69	82
— other	441	607

	9,011	8,490
Deferred tax assets:
— accruals for doubtful accounts and reserves for contingencies	(1,873)	(1,837)
— revaluation of assets in accordance with Law 342/2000	(2,332)	(1,840)
— tax loss carryforwards	(1,116)	(1,502)
— investments revaluation in accordance with Law 292/93 and the allocation of the merger difference arising from the merger of Agip SpA into Eni SpA	(892)	(843)
— losses of investments and subsidiaries in excess of currently allowable tax deductions	(220)	(559)
— future deductable amortization	(353)	(383)
— writeoffs of assets deductable in the future	(258)	(337)
— revaluation of fixed assets	(31)	(14)
— other	(306)	(438)

	(7,381)	(7,753)
Less:
— valuation allowance	3,259	3,323

	(4,122)	(4,430)

Net deferred tax liabilities	4,889	4,060

The valuation allowance for deferred tax assets (euro 3,259 and 3,323 million for the years ending December 31, 2001 and 2002 respectively) mainly relates to consolidated companies with accumulated fiscal losses which are not expected to be recovered with future fiscal profits and to temporary differences which the company does not expect will reverse.

Tax loss carryforwards

The difference in gross tax loss carryforwards relates to the companies which are consolidated under Italian GAAP, but excluded from consolidation according to U.S. GAAP.

Acquisition Lasmo Plc

On February 2, 2001, Eni completed the acquisition of the outstanding shares of Lasmo Plc for approximately euro 4,381 million in cash plus euro 972 million in assumed liabilities. Prior to the acquisition, Lasmo Plc was a UK based independent exploration and production company with primary operations in the North Sea, Indonesia, Venezuela, Pakistan, Libya and Algeria. Lasmo was acquired to further strengthen the company’s position in two of its core geographic areas Ð North Africa and the North Sea Ð and also to gain entry into the Asian gas market, as well as to establish an operating presence in Venezuela.

The following table shows the calculation and allocation of the purchase price of the assets acquired and liabilities assumed based on their relative fair values:

(million €)
Cash paid for stock purchased	4,336
Merger costs incurred	45

4,381
Plus: fair value of net liabilities assumed:
Long-term debt	972

Total purchase price for assets acquired	5,353
Allocation of purchase price for assets acquired:
— fixed and intangible assets	6,068
— goodwill	858
— deferred tax	(1,448)
— other assets and liabilities	(125)

Total allocation of purchase price	5,353

The euro 1,448 million of deferred taxes recorded represent the deferred tax effect of the differences between the fair values assigned by Eni for financial reporting purposes to the assets and liabilities acquired and their tax bases. Goodwill as calculated under U.S. GAAP of euro 858 million is greater than goodwill as calculated under Italian GAAP by euro 557 million, due primarily to provisions for restructuring costs, which are expensed as incurred under Italian GAAP, and undiscounted deferred taxes, which are discounted under Italian GAAP. The difference in amortization expense resulting from difference in goodwill is included in the adjustment for “Successful efforts accounting” in the reconciliation in Note 30.

The effects of the Lasmo acquisition on the Company’s consolidated results of operations is not significant.

Investments

Investments of euro 3,767 million and euro 3,900 million as of December 31, 2001 and 2002, respectively, include shares of Società Italiana per il Gas pA and Saipem SpA, included in the consolidation under Italian GAAP and valued under the equity method for U.S. GAAP purposes, which are publicly listed on the Italian Stock Exchange.

					Net equity value
	Eni’s number	Eni’s	Value of net equity	Share price	of Eni’s interest	Market value
(milioni di €)	of shares	interest(%)	(million euro)	(euro)	(million euro)	(million euro)

December 31, 2002
Società Italiana per il Gas pA	153,236,124	43.97	1,456	12.96	640	1,986
Saipem SpA	189,423,307	43.00	1,236	6.35	531	1,203

					1,171	3,189
December 31, 2001
Società Italiana per il Gas pA	142,538,826	40.90	1,635	10.53	669	1,501
Saipem SpA	189,206,919	43.00	1,060	5.49	456	1,039

					1,125	2,540

Concentrations and certain significant estimates

The following information is presented according to Statement of Position 94-6 “Disclosures of Certain Significant Risks and Uncertainties”.

Nature of operations

Eni is an integrated energy company operating in the oil and gas, electricity generation, petrochemicals and oilfield services and engineering industries.

EXPLORATION & PRODUCTION: through Eni SpA’s Agip Division and subsidiaries, Eni engages in hydrocarbon exploration and production in Italy, North Africa (Algeria, Egypt, Libya, and Tunisia), West Africa (Angola, Congo, Gabon and Nigeria), the North Sea (Norway and the United Kingdom), Latin America (Venezuela and Ecuador), the former Soviet Union countries, mainly Kazakhstan, the United States (mainly in the Gulf of Mexico) and Asia (mainly Iran, Indonesia, Pakistan and China). In 2001 approximately 70% of oil production sold was supplied to Eni’s Refining & Marketing segment and approximately 40% of natural gas production sold was supplied to Eni’s Gas & Power segment.

Eni owns a storage system made up by a number of depleted fields used for the modulation of supply in accordance with seasonal swings in demand, (natural gas is stored in the summer and used in the winter), as strategic reserve to ensure supply and to support domestic production through mineral storage. Storage assets are owned by Stoccaggi Gas Italia (Eni 100%), a company constituted in accordance with the Legislative Decree n. 164 of May 23, 2000 that introduced laws for the liberalization of the Italian natural gas market.

GAS & POWER: Eni is engaged in the supply, transmission and sale of natural gas in Italy and outside Italy through Gas & Power Division, which was constituted by the incorporation of Snam SpA in Eni SpA in 2002, and his subsidiaries. Approximately 80% of total purchases for primary distribution are purchased from foreign sources (primarily Algeria, Russia, The Nederlands and Norway) under long-term contracts, which contain take-or-pay provisions, and transported to Italy through a network of over 3,700 thousand kilometers international pipelines of which Eni owns the transmission rights. The remaining purchases for primary distribution in Italy are obtained principally from domestic gas of Eni’s Exploration & Production segment. Through an about 30,000-kilometer long network (corresponding to 96% of the Italian domestic natural gas network), Eni supplies natural gas to residential and commercial users (civil market), industrial users and thermo-electric segment. Snam Rete Gas (Eni 59,76%), that was constituted in accordance to Law Decree 164/2000, owns the pipelines network used by Eni. Snam Rete Gas, which was rated on the Italian stock exchange market, engages in natural gas transportation activities also for other operators of the segment. Through Italgas, the largest retail gas distribution company in Italy, Eni engages in local gas distribution segment — retail supply and urban civil and commercial distribution —. Eni owns 98,285% in Italgas after the public offering for Italgas shares started in December 2002 and closed in January 2003. Eni is proceding with the squeeze out of the residual shares of Italgas. Eni also participates in local distribution outside Italy, in Argentina through Distribuidora de Gas Guyana, Hungary through Tigaz and in Slovenia through Adriaplin Doo.

Legislative Decree n. 164 of May 23, 2000 introduced laws for the liberalization of the Italian natural gas market with great impact on Eni’s activities, as the company is present in all the phases of the natural gas chain. The most important aspects of the decree are the following:

—	total market opening after 2003;

—	until December 31, 2010 the imposition of thresholds to operators in relation to a percentage share of domestic consumption set as follows: (i) 75%, by 2002, for imported or domestically produced natural gas volumes introduced in the domestic transmission network. This percentage decreases by 2 percentage points per year until it reaches 61% in 2009; (ii) 50% from January 1, 2003 for sales to final customers. These ceilings are calculated net of losses and own consumption;

—	tariffs for transport, dispatching, storage, use of LNG terminals and local network distribution are set by Authority for Electricity and Gas;

—	third parties will be allowed to access the regulated transmission system.

Eni through EniPower SpA (Eni 100%) and subsidiaries is engaged in generation and sale of electricity with a capacity of 1,000 megawatts through the power plants in Livorno, Taranto, Mantova, Ravenna and Brindisi and a generation of about 5 thousand gigawatts/hour and approximately 30% of this is used for internal consumption. Enipower manages the electrical development opportunities. The demand for gas and fuel oils of EniPower’s stations is fully internally bought.

REFINING & MARKETING: Eni engages in petroleum refining and marketing activities primarily in Italy, with additional operations in Europe, Africa, South America. Eni is the largest refiner of petroleum products in Italy in terms of overall refining capacity. Approximately 40% of crude oil sold is purchased from producing countries pursuant to purchase contracts (28%) and in international spot markets (12%), while the remainder is obtained from Eni’s Exploration & Production segment. Approximately 45% of the purchased crude oil is traded.

PETROCHEMICALS: through Polimeri Europa SpA and subsidiaries (Eni 100%), which own the Eni’s principal petrochemical businesses, and EniChem SpA, which owns the residual petrochemical businesses, Eni engages in manufacturing of olefins, aromatics, intermediate products, styrene and elastomers. Eni’s petrochemicals production is concentrated in Italy, the other operations primarily in West Europe. Approximately 50% of the oil-based feedstock requirements used by petrochemical plants are supplied by Eni’s Refining & Marketing division.

OILFIELD SERVICES AND ENGINEERING: through Saipem SpA (Eni 43%), which was rated on the Italian stock exchange market, and its subsidiaries, Eni is engaged in construction and drilling services to customers in the oil and gas industries. Through Snamprogetti SpA (Eni 100%) and subsidiaries, Eni is a leading provider of engineering and project management services to customers in the oil and gas and petrochemical industries. At December 31, 2002 approximately 13% of the order backlog of Eni’s Oilfield Services and Engineering segment related to orders from Eni Group companies.

Certain significant estimates

The preparation of the financial statements in conformity with Italian GAAP, along with the reconciliation to U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent accounting pronouncements

In June 2001 and in April and June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 143 “Accounting for Assets Retirement Obligations” (“SFAS 143”), No. 145 “Rescission of FASB Statement No. 4, 44 and 64, amendment of FASB Statement No. 13 and technical corrections” (“SFAS 145”) and No. 146 “Accounting for cost associated with exit and disposal activities” (“SFAS 146”).

SFAS 143 “Accounting for Asset Retirement Obligation” provides the evaluation and recording criteria for liabilities arising from the disposal of tangible long-lived assets and associated asset retirement obligation be recognized in the period in which it is incurred, if estimable, concurrent with an increase in the related asset’s carrying value. The increase in the related asset’s carrying value is amortised to income over its useful life. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the assets. The recognized liability and asset are adjusted for cumulative accretion and accumulate depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of adoption. Eni will adopt the standard beginning January, 2003.

SFAS 145 supersedes SFAS 4 “Reporting gains and losses from extinguishment of debt”, SFAS 44 “Accounting for intangible assets of motor carriers” and SFAS 64 “Extinguishment of debt made to satisfy sinking-fund requirements”. This statement establishes that gains and losses due to the extinguishment of debts can be recorded under extraordinary items only in case they are neither non-usual nor non-recurring items. In addition the statement modifies provision of SFAS 13 “Accounting for leases”, establishing that conversion of finance leases made after May 15, 2002, are recorded under the provisions for leaseback; such change has no effect. The remaining provisions of the statement are effective for all the fiscal quarters starting after May 15, 2002. Eni shall apply them beginning in 2003.

SFAS 146 supersede Emerging Issues Task Force (“EITF”) Issue No. 94-3 “Liability recognition for certain employee termination benefits and other cost to exit an activity (including certain costs incurred in a restructuring)” and provides the evaluation and recording criteria of costs associated to the exit or elimination of activities, including restructuring, establishing that liabilities can be recorded only in the case of present obligation for the company. At the beginning liabilities are evaluated at their fair value. In this next period such value can be modified to take into consideration new estimates and increasing related to time. This statement started after December 31, 2002. Eni shall apply it beginning in 2003.

In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which provides the recording criteria for guarantees issued or modified after December 31, 2002.

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”), which modifies Accounting Research Bulletin No. 51 “Consolidated Financial Statements” and provides standards for determining under what circumstances a variable interest entity should be consolidated. Variable interest entities are companies in which another has an ownership, a contractual or financial relations that changes with changes in the equity’s net asset value. The requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2002; the requirements apply to older entities that satisfies the provisions of FIN 46, in the first fiscal year or interim period beginning after June 15, 2003. Eni shall apply it beginning in 2004.

Eni is presently evaluating these statements and cannot predict whether their application will have a material impact on Eni’s financial position or operating result.

Supplemental oil and gas information (unaudited)

The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, “Disclosures about Oil & Gas Producing Activities”. Amounts related to minority interests are not significant.

Capitalized costs

Capitalized costs represent the total expenditures for proved and unproved mineral interests and related support equipment and facilities utilized in oil and gas exploration and production activity, together with related accumulated depreciation, depletion and amortization.

		North	West	North	Rest of
(million €)	Italy	Africa	Africa	Sea	World	Total

At December 31, 2001
Proved mineral interests	7,645	7,624	6,723	7,986	5,382	35,360
Unproved mineral interests		672	238	811	1,913	3,634
Support equipment and facilities	295	56	191	52	47	641
Incomplete wells and other	845	508	501	225	1,718	3,797

Gross Capitalized Costs	8,785	8,860	7,653	9,074	9,060	43,432

Accumulated depreciation, depletion and amortization	(5,109)	(4,333)	(4,378)	(3,612)	(1,894)	(19,326)

Net Capitalized Costs(a)	3,676	4,527	3,275	5,462	7,166	24,106
At December 31, 2002
Proved mineral interests	8,030	6,782	6,377	8,112	5,638	34,939
Unproved mineral interests		527	130	684	1,593	2,934
Support equipment and facilities	251	43	174	49	51	568
Incomplete wells and other	773	889	795	147	1,958	4,562

Gross Capitalized Costs	9,054	8,241	7,476	8,992	9,240	43,003
Accumulated depreciation, depletion and amortization	(5,427)	(4,090)	(4,048)	(4,192)	(2,262)	(20,019)

Net Capitalized Costs(a)	3,627	4,151	3,428	4,800	6,978	22,984

(a)	Amounts do not include “non oil assets” of euro 50 million in 2001 and 73 million in 2002.

Cost incurred

Costs incurred represent amounts both capitalized and expensed as incurred in connection with oil and gas producing activities.

		North	West	North	Rest of
(million €)	Italy	Africa	Africa	Sea	World	Total

Year ended December 31, 2000
Proved property acquisitions		8	32	443	880	1,363
Unproved property acquisitions		30	11	67	149	257
Exploration	155	151	174	86	326	892
Development(a)	567	415	372	346	617	2,317

Total costs incurred(b)	722	604	589	942	1,972	4,829

Year ended December 31, 2001
Proved property acquisitions(c1)	14	503		1,411	1,254	3,182
Unproved property acquisitions(c2)		438		495	704	1,637
Exploration(c3)	89	139	97	166	598	1,089
Development(a)	600	498	698	328	1,337	3,461

Total costs incurred(b)	703	1,578	795	2,400	3,893	9,369

Year ended December 31, 2002
Proved property acquisitions				104	24	128
Unproved property acquisitions				22	167	189
Exploration	69	116	203	84	430	902
Development(a)	440	724	986	316	1,622	4,088

Total costs incurred	509	840	1,189	526	2,243	5,307

(a)	Amounts include capitalized interest of euro 94 million in 2000, 71 million in 2001 and 57 million in 2002, and other fixed assets of euro 98 million in 2000, 48 million in 2001.

(b)	The amounts exclude deferred income taxes of euro 165 million in 2000 (British Borneo Plc) and 974 in 2001 (Lasmo Plc) related to the respective acquisitions.

(c1)	Acquisition costs per geographic area related to the Lasmo acquisition were for North Africa euro 503 million, North Sea euro 1,371 million and Rest of World euro 1,241 million.

(c2)	Acquisition costs per geographic area related to the Lasmo acquisition were for North Africa euro 438 million, North Sea euro 495 million and Rest of World euro 704 million.

(c3)	Acquisition costs per geographic area related to the Lasmo acquisition were for North Africa euro 13 million, North Sea euro 81 million and Rest of World euro 238 million.

Results of operations from oil and gas producing activities

Results of operations from oil and gas producing activities represent only those revenues and expenses directly associated with Eni’s oil and gas production. These amounts do not include any allocation of interest expense or corporate overhead or amortization of goodwill and, therefore, are not necessarily indicative of the contributions to consolidated net earnings of Eni. Revenues and income tax expense include taxes owed by Eni but paid by government-owned entities on its behalf. Related income taxes are computed by applying the local income tax rates to the pre-tax income from producing activities.

		North	West	North	Rest of
(million €)	Italy	Africa	Africa	Sea	World	Total

Year ended December 31, 2000
Revenues:
— sales to affiliates	3,336	1,748	2,114	1,205	531	8,934
— sales to unaffiliated entities	136	1,134	190	373	660	2,493

Total revenues	3,472	2,882	2,304	1,578	1,191	11,427

Production costs	(399)	(459)	(517)	(238)	(125)	(1,738)
Exploration expenses	(192)	(84)	(60)	(45)	(180)	(561)
D.D. & A	(407)	(393)	(327)	(358)	(375)	(1,860)
Other income and (expenses)	(30)	(196)	(132)	(55)	(117)	(530)

Pretax income from producing activities	2,444	1,750	1,268	882	394	6,738
Related income taxes	(986)	(877)	(678)	(479)	(78)	(3,098)

Results of operations from oil and gas producing activities	1,458	873	590	403	316	3,640

Year ended December 31, 2001
Revenues:
— sales to affiliates	3,160	1,440	1,807	1,265	322	7,994
— sales to unaffiliated entities	140	1,181	169	1,250	1,271	4,011

Total revenues	3,300	2,621	1,976	2,515	1,593	12,005

Production costs	(479)	(461)	(477)	(522)	(306)	(2,245)
Exploration expenses	(77)	(104)	(70)	(51)	(326)	(628)
D.D. & A	(474)	(417)	(315)	(704)	(612)	(2,522)
Other income and (expenses)	(87)	(129)	(129)	(79)	(214)	(638)

Pretax income from producing activities(a)	2,183	1,510	985	1,159	135	5,972
Related income taxes	(877)	(605)	(628)	(672)	(136)	(2,918)

Results of operations from oil and gas producing activities	1,306	905	357	487	(1)	3,054

Year ended December 31, 2002
Revenues:
— sales to affiliates	2,871	1,673	1,856	1,748	281	8,429
— sales to unaffiliated entities	253	1,226	186	695	1,414	3,774

Total revenues	3,124	2,899	2,042	2,443	1,695	12,203

Production costs	(356)	(462)	(527)	(510)	(284)	(2,139)
Exploration expenses	(80)	(71)	(116)	(117)	(294)	(678)
D.D. & A.(b)	(528)	(532)	(390)	(863)	(758)	(3,071)
Other income and (expenses)	(258)	(186)	(122)	(47)	(183)	(796)

Pretax income from producing activities(a)	1,902	1,648	887	906	176	5,519
Related income taxes	(751)	(852)	(578)	(445)	(83)	(2,709)

Results of operations from oil and gas producing activities	1,151	796	309	461	93	2,810

(a)	Results of operation from oil and gas producing activities include revenues and costs related to the “gas storage and modulation” activity. These revenues are estimated upon of “Delibera No. 26/02 and No. 49/02” issued by the Country’s Energy and Gas Authorities on February 27, 2002.

(b)	It includes assets impairment amounting to euro 227 million.

Oil and natural gas reserves

Proved oil and gas reserves are the estimated quantities of crude oil (including condensate and natural gas liquids) and natural gas which on the basis of geological and engineering data will be able to be recovered with reasonable certainty in future years from known reservoirs under technical, contractual, economic and operating conditions existing at the time. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions. Proved reserves exclude royalties and interests owned by others. Proved reserves exclude royalties and interest owned by others.

Proved developed oil and gas reserves are proved reserves that can be estimated to be recovered through existing wells, facilities and operating methods. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells a relatively major expenditure is required for completion. Additional oil and gas reserves expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing natural forces and mechanisms of primary recovery are included as proved developed or proved undeveloped reserves only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

The definitions used for proved oil and gas reserves are in accordance with applicable U.S. Securities and Exchange Commission regulation. The estimates of proved reserves, developed and undeveloped, at December 31, 1999, 2000, 2001 and 2002 are based on reports prepared by Eni.

Numerous uncertainties are inherent in estimating quantities of proved reserves and in projecting future rates of production and timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgement. Results of drilling, testing and production after the date of the estimate may require substantial upward and downward revision. In addition changes in oil and natural gas prices could have an effect on the quantities of Eni’s proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made. In addition the reserves estimates are subject to revision as prices fluctuate due to the cost recovery feature under certain Production Sharing Agreements (PSA). Accordingly, the estimated reserves could be materially different from the quantities of oil and natural gas that ultimately will be recovered.

Eni operates under PSA in several of the foreign jurisdictions where it has oil and gas exploration and production activities. In countries where Eni operates under PSA’s, proved reserves are shown in accordance with Eni’s economic interest (pursuant to PSA contract terms) in the oil and gas reserve quantities estimated to be recoverable in future years. Such reserves include estimated quantities allocated to Eni for recovery of costs, income taxes owed by Eni but paid on its behalf and Eni’s net equity share after cost recovery.

Estimated reserves include the volume of natural gas withdrawn from certain Eni Italian fields and contained in Eni’s gas storage reservoirs in Italy used for responding to variations in gas demand due to seasonality (gas is usually stored during summer months for use during winter months, when demand typically peaks).

The following table presents yearly changes in estimated proved reserves, developed and undeveloped, of crude oil (including condensate and natural gas liquids) and natural gas for the years 2000, 2001 and 2002.

Crude oil (Including Condensates and Natural Gas Liquids)

(million barrels)
		North	West	North	Rest of
Proved oil Reserves	Italy	Africa	Africa	Sea	World	Total

Reserves at December 31, 1999	328	1,071	900	417	421	3,137

Purchase of Minerals in Place		3	12	46	133	194
Revisions of Previous Estimates	(13)	42	59	36	166	290
Improved Recovery		2	9			11
Extensions and Discoveries	9	6	32	1	17	65
Production	(28)	(84)	(78)	(45)	(39)	(274)
Sales of Minerals in Place		(1)				(1)

Reserves at December 31, 2000(1)	296	1,039	934	455	698	3,422

(1) Eni’s share of equity method investees’ proved oil reserves as at December 31, 2000 (Lasmo Plc)						131

Purchase of Minerals in Place		118		120	248	486
Revisions of Previous Estimates	29	79	91	37	20	256
Improved Recovery		11	16	6		33
Extensions and Discoveries	9	8	21	8	24	70
Production	(25)	(84)	(81)	(74)	(50)	(314)
Sales of Minerals in Place			(5)			(5)

Reserves at December 31, 2001	309	1,171	976	552	940	3,948
Purchase of Minerals in Place				13	12	25
Revisions of Previous Estimates	2	(31)	112	4	(33)	54
Improved Recovery		14	1			15
Extensions and Discoveries	11	10	14	18	104	157
Production	(30)	(92)	(81)	(77)	(54)	(334)
Sales of Minerals in Place	(37)			(12)	(33)	(82)

Reserves at December 31, 2002	255	1,072	1,022	498	936	3,783

(million barrels)
		North	West	North	Rest of
Proved Developed Oil Reserves	Italy	Africa	Africa	Sea	World	Total

Reserves at December 31, 1999	172	681	473	276	148	1,750
Reserves at December 31, 2000(1)	144	650	487	303	189	1,773
Reserves at December 31, 2001	171	685	539	476	443	2,314
Reserves at December 31, 2002	168	610	554	426	483	2,241

(1) Eni’s share of equity method investees’ proved developed oil reserves as at December 31, 2000 (Lasmo Plc)						56

Natural gas

(billion cubic feet)
		North	West	North	Rest of
Proved Natural Gas Reserves	Italy	Africa	Africa	Sea	World	Total

Reserves at December 31, 1999	6,439	4,504	964	1,331	427	13,665

Purchase of Minerals in Place				195	150	345
Revisions of Previous Estimates	156	255	(19)	(23)	379	748
Improved Recovery		2				2
Extensions and Discoveries	40	546		8	299	893
Production	(510)	(155)	(23)	(93)	(100)	(881)

Reserves at December 31, 2000(1)	6,125	5,152	922	1,418	1,155	14,772

(1) Eni’s share of equity method investees’ proved natural gas reserves as at December 31, 2000 (Lasmo Plc)						501

Purchase of Minerals in Place	17			501	1,093	1,611
Revisions of Previous Estimates	(37)	539	12	148	833	1,495
Improved Recovery, Extensions and Discoveries	66	1	18	4	202	291
Production	(531)	(183)	(27)	(175)	(177)	(1,093)
Sales				(4)		(4)

Reserves at December 31, 2001	5,640	5,509	925	1,892	3,106	17,072
Purchase of Minerals in Place				87		87
Revisions of Previous Estimates	21	257	8	115	1,238	1,639
Improved Recovery, Extensions and Discoveries	105	9	636	74	223	1,047
Production	(456)	(212)	(36)	(201)	(228)	(1,133)
Sales	(15)			(68)		(83)

Reserves at December 31, 2002	5,295	5,563	1,533	1,899	4,339	18,629

(billion cubic feet)
		North	West	North	Rest of
Proved Developed Natural Gas Reserves	Italy	Africa	Africa	Sea	World	Total

Reserves at Dec. 31, 1999	4,201	668	653	811	311	6,644
Reserves at Dec. 31, 2000(1)	4,012	1,009	595	810	649	7,075
Reserves at Dec. 31, 2001	3,665	1,103	584	1,721	1,221	8,294
Reserves at Dec. 31, 2002	3,397	1,084	863	1,727	1,283	8,354
(1) Eni’s share of equity method investees’ proved developed natural gas reserves as at December 31, 2000 (Lasmo Plc)						329

(a)	Including approximately 756, 783, 728 and 779 billions of cubic feet of natural gas held in storage at December 31, 1999, 2000, 2001 and 2002 respectively.

Standardized measure of discounted future net cash flows

Estimated future cash inflows represent the revenues that would be received from production and are determined by applying year-end prices of oil and gas to the estimated future production of proved reserves. Future price changes are considered only to extent provided by contractual arrangements. Estimated future development and production costs are determined by estimating the expenditures to be incurred in developing and producing the proved reserves at the end of the year. Neither the effects of future pricing nor expected future changes in technology and operating practices have been considered.

The standardized measure is calculated as the excess of future cash inflows from proved reserves less future costs of producing and developing the reserves, future income taxes and a yearly 10% discount factor.

Future cash flows as of December 31, 2000, 2001 and 2002 include annual payments from Gas & Power segment of Eni and other transport and distribution gas companies which represent payments for providing specified peak demand delivery capability. Such capability is provided through utilization of: (i) gas withdrawn from producing fields and injected into depleted gas fields as storage; (ii) gas acquired.

Future production costs include the estimated expenditures related to production of the proved reserves plus any production taxes without consideration of future inflation. Future development costs include the estimated costs of drilling development wells and installation of production facilities, plus the net costs associated with dismantlement and abandonment of wells and facilities, assuming year-end costs continue without considering future inflation. Future income taxes were calculated in accordance with the tax laws of the countries in which Eni operates.

The standardized measure of discounted future net cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with the requirements of Statement of Financial Accounting Standard No. 69. The standardized measure does not purport to reflect realizable values or fair market value of Eni’s proved reserves. An estimate of fair value would also take into account, among other things, the expected recovery of reserves in excess of proved reserves, anticipated changes in future prices and costs and a discount factor representative of the risks inherent in producing oil and gas.

		North	West	North	Rest of
(million €)	Italy	Africa	Africa	Sea	World	Total

At 31 December, 2000
Future cash inflows	50,505	39,551	22,057	16,761	17,778	146,652
Future production costs	(6,310)	(9,770)	(5,875)	(3,349)	(2,999)	(28,303)
Future development and abandonment costs	(2,310)	(4,981)	(2,708)	(860)	(2,504)	(13,363)
Future net inflow before income tax	41,885	24,800	13,474	12,552	12,275	104,986
Future income tax	(15,627)	(11,524)	(7,938)	(6,365)	(2,835)	(44,289)
Future net cash flows	26,258	13,276	5,536	6,187	9,440	60,697
10% discount factor	(12,203)	(7,146)	(2,370)	(1,867)	(4,410)	(27,996)
Standardized measure of discounted future net cash flows	14,055	6,130	3,166	4,320	5,030	32,701
Eni’s share of equity method investee’s standardized measure of discounted future net cash flows (Lasmo Plc)						1,058
At 31 December, 2001
Future cash inflows (a)	32,310	37,780	20,154	17,444	20,715	128,403
Future production costs	(5,344)	(10,941)	(5,779)	(4,466)	(5,073)	(31,603)
Future development and abandonment costs	(2,577)	(5,284)	(3,194)	(1,593)	(2,607)	(15,255)
Future net inflow before income tax	24,389	21,555	11,181	11,385	13,035	81,545
Future income tax	(8,918)	(9,258)	(6,374)	(5,584)	(3,119)	(33,253)
Future net cash flows	15,471	12,297	4,807	5,801	9,916	48,292
10% discount factor	(6,925)	(6,612)	(1,992)	(1,611)	(4,381)	(21,521)
Standardized measure of discounted future net cash flows	8,546	5,685	2,815	4,190	5,535	26,771
At 31 December, 2002
Future cash inflows (a)	32,809	41,797	29,242	19,645	26,500	149,993
Future production costs	(4,367)	(10,354)	(6,795)	(4,748)	(4,310)	(30,574)
Future development and abandonment costs	(2,755)	(3,880)	(2,706)	(1,523)	(2,459)	(13,323)
Future net inflow before income tax	25,687	27,563	19,741	13,374	19,731	106,096
Future income tax	(8,885)	(12,164)	(11,320)	(7,598)	(5,593)	(45,560)
Future net cash flows	16,802	15,399	8,421	5,776	14,138	60,536
10% discount factor	(7,471)	(7,411)	(3,534)	(1,577)	(6,063)	(26,056)
Standardized measure of discounted future net cash flows	9,331	7,988	4,887	4,199	8,075	34,480

(a)	Standardized measure of discounted future net cash flows from oil and gas producing activities in Italy include revenues and cost related to the “gas storage and modulation” activity. These revenues and costs are estimated upon of “Delibera No. 26/02 and 49/02” issued by the Country’s Energy and Gas Authorities on February 27 and March 26, 2002.

Changes in standardized measure of discounted future net cash flows

The following table reflects the changes in standardized measure of discounted future net cash flows for the years 2000, 2001 and 2002.

(million €)	2000	2001	2002

Beginning of year	22,753	32,701	26,771

Increase (Decrease):
— sales, net of production costs	(9,689)	(9,760)	(10,064)
— net changes in sales and transfer prices, net of production costs	11,889	(16,754)	18,936
— extensions, discoveries and improved recovery, net of future production and development costs	1,623	1,027	1,810
— changes in estimated future development and abandonment costs	(1,061)	(2,527)	(2,697)
— development costs incurred during the period that reduced future development costs	2,125	3,342	4,287
— revisions of quantity estimates	2,736	3,397	1,715
— accretion of discount	4,226	5,628	4,279
— net change in income taxes	(4,102)	5,618	(9,318)
— purchase of reserves in-place	3,052	4,443	387
— sale of reserves in-place	(7)	(34)	(646)
— changes in production rates (timing) and other	(844)	(310)	(980)

Net increase (decrease)	9,948	(5,930)	7,709

End of year	32,701	26,771	34,480

Società per Azioni
Headquarters: Rome, Piazzale Enrico Mattei, 1
Capital Stock: €4,001,821,476 fully paid
Branches:
San Donato Milanese (MI) — Via Emilia, 1
San Donato Milanese (MI) - Piazza Ezio Vanoni, 1
Gela (CL) — Strada Provinciale, 82

Investor Relations
Eni SpA, Piazzale Enrico Mattei, 1 — 00144 Rome
Tel. +39-0659822624 — Fax +39-0659822631
e-mail: investor.relations@eni.it

Publications
Annual Report 2002
Annual Report 2002 on Form 20-F for the Securities
and Exchange Commission (in English)
Health, Safety and Environment Report 2002 (in Italian and English)
Fact Book 2002 (in Italian and English)
Report on the First Quarter of 2002 (in Italian and English)
Report on the Second Quarter of 2002 (in Italian and English)
Report on the First Half of 2002 (in Italian)
prepared in accordance with art. 2428 of Italian Civil Code
Report on the First Half of 2002 (in English)
Third Quarter Report 2002 (in Italian and English)

Internet Home page: www.eni.it
Rome office telephone: +39-0659821
Toll-free number: 800940924
e-mail: segreteriasocietaria.azionisti@eni.it

ADRs/Depositary
Morgan Guaranty Trust Company of New York ADR Department
60 Wall Street (36th Floor)
New York, New York 10260
Tel. 212-648-3164

ADRs/Transfer agent
Morgan ADR Service Center
2 Heritage Drive
North Quincy, MA 02171
Tel. 617-575-4328

Design: Fausta Orecchio/Orecchio acerbo
Cover: Lorenzo Mattotti
Printing: Ugo Quintily SpA - Rome - Italy
Printed on environment friendly paper: Fedrigoni Symbol Freelife Satin e Freelife Vellum

Società per Azioni · Piazzale Enrico Mattei 1 - 00144 Roma · tel +39.0659821 · fax +39.0659822141 · www.eni.it

Eni S.p.A.
Registered Office: Piazzale Enrico Mattei, No. 1, Rome — Italy
Company Share Capital euro 4,001,821,476 fully paid up
Rome Companies Register Tax Identification Number 00484960588
VAT Number 00905811006 R.E.A. Rome No. 756453

NOTICE OF SHAREHOLDERS’ MEETING

Shareholders of Eni S.p.A. are hereby invited to attend the Ordinary Shareholders’ Meeting, which will be held in Rome, Auditorium della Tecnica, Viale Umberto Tupini, 65, on May 28, 2003 at 10:00 a.m. (CET) on first call and, if necessary, on May 30, 2003, on second call, respectively, at the same time and location.

AGENDA

1.	Eni S.p.A. Financial Statements at December 31, 2002, Eni Consolidated Financial Statements at December 31, 2002, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the Independent Auditors.

2.	Allocation of net income.

3.	Authorisation of the purchase of Eni shares and withdrawal, for the part not yet executed, of the authorisation to the purchase of Eni shares approved by the Shareholders’ Meeting held on May 30, 2002.

4.	Authorisation to the Board of Directors to use Eni’s own shares to implement stock grant plans for Eni Group managers.

Admission to the Shareholders’ Meeting will be granted to Shareholders who have requested the notification of attendance issued pursuant to Article 34 of Consob Regulation No. 11768 dated December 23, 1998.

In order to take part in the Shareholders’ Meeting, Shareholders holding shares not yet in uncertificated form, shall previously deliver said shares to a financial intermediary to be deposited with Monte Titoli S.p.A. (the Italian Securities Register Centre) and subsequently transformed into uncertificated form, pursuant to Article 51 of Consob Regulation No. 11768 dated December 23, 1998, and request the above-mentioned notification of attendance.

The report on the proposals of resolutions of the Board of Directors to the Shareholders on each item of the Agenda and the related documentation will be deposited at the Company’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange) by the terms set forth by current legislation and shall remain at the Shareholders disposal until the date of the Meeting.

Votes may be exercised also by mail pursuant to current legislation. Shareholders willing to exercise their vote by mail are entitled to request the Vote by Mail Card and a return envelope to the Company or the following Depositaries: Banca IntesaBci

S.p.A., Banca Nazionale del Lavoro S.p.A., Banca Monte dei Paschi di Siena S.p.A., Banca di Roma S.p.A., Banca Fideuram S.p.A., Sofid Sim S.p.A., Citibank N. A. and Morgan Guaranty Trust Company of New York.

In order to consider the votes by mail valid, envelopes containing the Vote by Mail Card, duly filled in and signed, and the Admission Ticket Card shall be received by Eni S.p.A. — Segreteria Societaria, Piazzale Enrico Mattei, 1 — 00144 ROME, Italy, by May 26, 2003, 10:00 a. m. (CET).

The vote by mail must be exercised personally by the person entitled to vote.

Beneficial Owners of ADRs, listed on the New York Stock Exchange, each ADR representing five ordinary Shares issued by Eni S.p.A., who have deposited their ADRs with the Morgan Guaranty Trust Company of New York by May 1, 2003 will be entitled to participate in the Meeting or to exercise votes by mail, after having complied with the deposit and registration requirements. Beneficial Owners who have taken advantage of Proxy Vote or Vote by Mail options are entitled to assist at the Meeting upon written request to be made to the Morgan Guaranty Trust Company of New York, ADRs Depositary.

Experts, financial analysts and journalists wishing to attend the Shareholders’ Meeting shall deliver, by mail or fax, a specific request to Eni S.p.A.’s Corporate Secretary at least two days before the date of the Meeting.

Eni S.p.A.’s Corporate Secretary is available for any further information Shareholders may need at the toll-free number 800 940 924 and fax number + 39 06 59822233.

The Notice and the documentation regarding the Shareholders’ Meeting will be available on www.eni.it and may be requested by e-mail at segreteriasocietaria.azionisti@eni.it or by calling the above-mentioned toll-free number.

The Chairman of the Board of Directors Mr. Roberto Poli

*     *     *     *

To timely comply with admission and registration procedures, Shareholders are kindly requested to arrive at the Meeting in advance of the start time of the Meeting itself. Registration for the Meeting will take place at the same location as the Meeting starting at 9:00 a.m. (CET).

Eni S.p.A.

Ordinary Shareholders’ Meeting to be held on May 28 and May 30, 2003 on first and second call, respectively

Report on the proposals of the Board of Directors on the items in the Shareholders’ Meeting Agenda

Item 1

Eni Financial Statements at December 31, 2002, Consolidated Financial
Statements at December 31, 2002, Report of the Directors on the course of the business, Report of the Board of Statutory Auditors and Report of the
Independent Auditors

To the Shareholders:

For the illustration of Eni Financial Statements please refer to the document Eni Annual Report 2002 deposited at the Company’s Registered Office and with the Borsa Italiana S.p.A. (the Italian Stock Exchange).

To the Shareholders:

You are invited to approve Eni S.p.A. Financial Statements at December 31, 2002, which disclose a net income of euro 3,880,322,794.37.

Item 2

Allocation of net income

To the Shareholders:

In consideration of Eni 2002 results and of the treasury shares owned, the Board of Directors proposes the distribution of a dividend per share of euro 0.75, as in 2002. Therefore the pay-out ratio is about 62%.

The Board of Directors proposes to:

—	allot the net income of euro 3,880,322,794.37 as follows:

•	to the Legal Reserve the amount necessary so that it totals one fifth of Eni share capital subscribed at the date of the Shareholders’ Meeting;

•	euro 258,779,273.43 to the Reserve for accelerated amortisation pursuant to Article 67 of the Income Tax Code;

•	euro 393.984,53 to the Reserve pursuant to Article 13 of the Legislative Decree 124/93; the amount corresponds to 3% of the allocation for the Financial Year 2002 of the employees termination indemnity to the staff social security fund;

•	to the payment of a dividend of euro 0.75 per share to the shares outstanding at the ex-dividend date, with the exception of the shares owned by Eni on that date;

—	allocate the amount left after the previous allotments to the Distributable Reserve;

—	pay dividends as from June 26, 2003, being the ex-dividend date June 23, 2003. The related ordinary tax credit is 56.25% of the gross amount of the dividends.

To the Shareholders:

You are invited to approve the proposals of:

—	allocating the net income of euro 3,880,322,794.37 as follows:

•	to the Legal Reserve the amount necessary so that it totals one fifth of Eni share capital subscribed at the date of the Shareholders’ Meeting;

•	euro 258,779,273.43 to the Reserve for accelerated amortisation pursuant to Article 67 of the Income Tax Code;

•	euro 393.984,53 to the Reserve pursuant to Article 13 of the Legislative Decree 124/93; the amount corresponds to 3% of the allocation for the Financial Year 2002 of the employees termination indemnity to the staff social security fund;

•	to the payment of a dividend of euro 0.75 per share to the shares outstanding at the ex-dividend date, with the exception of the shares owned by Eni on that date;

—	allocating the amount left after the previous allotments to the Distributable Reserve to the Reserve;

—	paying dividends as from June 26, 2003, being the ex-dividend date June 23, 2003.

Item 3

Authorisation to the purchase of Eni shares and withdrawal, for the part not yet executed, of the authorisation to the purchase of Eni shares approved by the Shareholders’ Meeting held on May 30, 2002

To the Shareholders:

The Shareholders’ Meeting held on May 30, 2002 approved a new authorisation to purchase up to 400 million Eni ordinary shares, nominal value euro 1, within eighteen months as of the Shareholders’ Meeting date. The total amount wouldn’t have exceeded 5.4 billion euro and the purchase price wouldn’t have been lower than Eni share nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount.

On March 26, 2003 Eni shares bought are 221,883,404, corresponding to 5.54% of Eni current share capital; the related expense totals 3,052 million euro, corresponding to 56.52% of 5,400 million euro. The average purchase price of each Eni share is 13.755 euro.

The Board intends to continue the buy-back programme, initiated in 2000, which represents an effective and flexible instrument to increase the shareholders value. Therefore the Board proposes to the Shareholders’ Meeting to withdraw the authorisation, for the amount not yet exercised at the Shareholders’ Meeting date, for the purchase of Eni shares approved by the Shareholders’ Meeting held on May 30, 2002 and to be authorised, pursuant to Article 2357 of the Civil Code and Article 132 of Legislative Decree No. 58 dated February 24, 1998 to purchase up to 400 million of Eni shares, nominal value euro 1, corresponding to 9.995% of Eni share capital on March 26, 2003, within eighteen months as of the Shareholders’ Meeting date. The total expense will not exceed the amount of euro 5.4 billion. The purchases will be executed exclusively on the electronic stock market organised and managed by the Borsa Italiana S.p.A. (the Italian Stock Exchange). The purchase price will not be lower than Eni shares nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount.

     In order not to trespass the 10% threshold foreseen by Article 2357, third Paragraph, of the Civil Code, in the determination of the number of shares to be purchased and the total expense the treasury shares owned on the Shareholders’ Meeting date will be taken into consideration.

To the Shareholders:

You are invited to:

—	withdraw the delegation of authority to the Board of Directors to the purchase of treasury shares approved, pursuant to Article 2357, second Paragraph, of the Civil Code, by the Ordinary Shareholders’ Meeting held on May 30, 2002 for the amount not yet exercised at the Shareholders’ Meeting date;

—	authorise the Board of Directors, pursuant to Article 2357, second Paragraph, of the Civil Code, to purchase up to 400,000,000 (four hundred million) Eni ordinary shares, nominal value euro 1 within eighteen months as of the Shareholders’ Meeting date. The purchases will be executed exclusively on the electronic stock market organised and managed by the Borsa Italiana S.p.A. (the Italian Stock Exchange). The purchase price will not be lower than Eni shares nominal value and not higher than the reference price recorded on the day preceding each purchase increased of 5% of its amount. The total amount will not exceed however 5.4 billion euro. In order not to trespass the 10% threshold foreseen by Article 2357, third Paragraph, of the Civil Code, in the determination of the number of shares to be purchased and the total expense the treasury shares owned on the Shareholders’ Meeting date will be taken into consideration;

—	resolve the use of the Reserve for the purchase of Eni shares implemented pursuant to Article 2357-ter, last Paragraph, of the Civil Code;

—	delegate any and all powers to the Managing Director to execute, directly or through attorneys-in-fact, any and all acts necessary to enforce such resolution.

Item 4

Authorisation to the Board of Directors to use Eni’s own shares to implement stock grant plans for Eni Group managers

To the Shareholders:

The Board of Directors, in the exercise of the delegation of authority resolved by the Shareholders’ Meeting on May 30, 2002 and in consideration of 2001 Eni results, approved in the meeting held on July 2, 2002 to increase the share capital up to 1.5 million euro for no consideration by issuing up to 1.5 million shares, nominal value euro 1, bearing regular coupon, to be offered to Eni managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, with the exclusion of listed subsidiaries, who have achieved the pre-set 2001 individual performances. Eni is committed to offer to said managers the subscription of the shares to be issued for no consideration within a month from the expiration of the three-year period commencing as of the date when the commitment to the offer has been taken. The subscription rights offered to 770 Eni Group managers in 2002 are 1,037,200 and they allow the subscription of a corresponding amount of Eni shares.

The Board intends to avail, also for the Financial Years 2003, 2004 and 2005 of an instrument to increase the commitment of Eni Management to the strengthening of its participation to the enterprise risk, to the enhancement of the shareholders value and to the achievement of Eni performances and results and proposes to use to this end Eni own shares instead of Eni shares issued through a capital increase, in order to take advantage of the higher operative flexibility of the disposal of shares in respect of a share capital increase. In each of the Financial Years 2003, 2004 and 2005, once ascertained the achievement of the company targets set in each previous year, Eni own shares will be offered for no consideration to the managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, with the exclusion of subsidiaries whose shares are listed on regulated stock exchanges on the annual assignation date, who have achieved the related annual pre-set individual performances (the “Assignees”). The Board will then approve annual assignation plans for the Financial Years 2003, 2004 and 2005, based on Eni 2002, 2003 and 2004 results, respectively.

In order to implement the annual assignation of Eni shares , the Board proposes to the Shareholders’ Meeting to be authorised to assign for no consideration up to 6.5 million own shares (the “Shares”) to the Assignees. Eni is committed to offer to said managers the Shares within a month from the expiration of the three-year period commencing as of the date when the commitment to the offer has been taken. The right of the Assignee and the commitment of Eni S.p.A. may not be withdrawn.

The Board proposes also to be empowered to approve the annual assignation plans and the related regulations.

To the Shareholders

You are invited to:

—	authorise the Board of Directors to dispose up to 6,500,000 (six million and five hundred thousand) Eni own shares to be assigned in the Financial Years 2003, 2004 and 2005 for no consideration to managers employed by the company and its subsidiaries controlled directly or indirectly by Eni S.p.A. pursuant to Article 2359 of the Civil Code, with exclusion of subsidiaries whose shares are listed on regulated stock exchanges on the annual assignation date, who have achieved in 2002, 2003 and 2004, respectively, the annual pre-set individual performances;

—	delegate any and all necessary powers to the Board of Directors to approve the annual assignation plans and the related regulations.

The Chairman of the Board of Directors Mr. Roberto Poli